
The McGraw-Hill Companies

MANAGING FOR TODAY // PREPARING FOR TOMORROW

2008 ANNUAL REPORT


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FINANCIAL HIGHLIGHTS

Years ended December 31 (in millions, except per share data)	2008	2007	% Change
Revenue	**$6,355.1**	$6,772.3	–6.2
Net income	**799.5**[(a)]	1,013.6[(b)]	–21.1
Diluted earnings per common share	**2.51**[(a)]	2.94[(b)]	–14.6
Dividends per common share[(c)]	**0.88**	0.82	7.3
Total assets	**$6,080.1**	$6,391.4	–4.9
Capital expenditures[(d)]	**385.4**	545.2	–29.3
Total debt	**1,267.6**	1,197.4	5.9
Shareholders' equity	**1,282.3**	1,606.7	–20.2

Revenue
(in millions)


$5,251
$6,004
$6,255
$6,772
$6,355
04
05
06
07
08

Dividends Per Share
(in dollars)


$0.60
$0.66
$0.73
$0.82
$0.88
04
05
06
07
08

Shareholder Return
Five-Year Cumulative Total Return[(e)]
(12/31/03–12/31/08)


$100
$108
$90
$72
03
04
05
06
07
08
MHP
Peer Group(f)
S&P 500

Year-End Share Price
(in dollars)


$45.77
$51.63
$68.02
$43.81
$23.19
04
05
06
07
08

(a) Includes a $0.14 per diluted share restructuring charge.

(b) Includes a $0.03 per diluted share gain on the divestiture of a mutual fund data business and a $0.08 per diluted share restructuring charge.

(c) Dividends paid were $0.22 per quarter in 2008 and $0.205 per quarter in 2007.

(d) Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

(e) Assumes $100 invested on December 31, 2003 and total return includes reinvestment of dividends through December 31, 2008.

(f) The Peer Group consists of the following companies: Dow Jones & Company (through 2007), Thomson Reuters Corporation, Thomson Reuters PLC, Reed Elsevier NV, Reed Elsevier PLC, Pearson PLC, Moody's Corporation and Wolters Kluwer. Prior to 2008, the Peer Group also included Thomson Corporation and Reuters Group PLC (which are now included as Thomson Reuters) and Dow Jones & Company, Inc. (which has been acquired by News Corporation).

Harold McGraw III
Chairman, President and CEO



To Our Shareholders:

The year 2008 will long be remembered as one of the most difficult years that our nation, our economy — and our company — has ever faced. A recession took hold, resulting in economic dislocation and rapid rises in unemployment. Global financial and credit markets remained largely frozen and global equity markets declined precipitously — virtually in unison.

At times like this, when economic and market conditions remain so volatile, questions abound: questions about the causes of the crisis... about its potential impact on our customers, markets and shareholders... about its future course... and perhaps most importantly, about when economic growth will resume. In this year's annual report we will attempt to answer these critical questions. In the current economic environment, the question I'm asked most often is:

HOW IS THE MCGRAW-HILL COMPANIES POSITIONED TO WEATHER THE CURRENT STORM?

No one can be certain about the outcome of actions being taken to strengthen the economy, but there are two key factors that make me confident in our ability to weather the current storm and emerge strong and well-positioned — our financial strength and our business strategy's alignment with enduring global needs.

Financially, our careful and conservative fiscal management has produced a strong balance sheet, a manageable level of debt and significant cash flow, which we are using to fund operations, make investments, pay down debt and return cash to shareholders.

This is not to say that our revenues and earnings won't be affected by the downturn; they certainly have been:

- **2008 revenue was $6.4 billion, down 6.2%;**
- **Net income decreased 21.1% to $799.5 million;**
- **Diluted earnings per share were $2.51, including $0.14 per share related to restructuring.**

While these results don't match the previous year, they demonstrate our ability to remain profitable in the midst of a recession, and also reflect the effectiveness of our cost-reduction actions and the strategic value of our diversified portfolio of knowledge-based products and services.

In the current environment, we remain focused on managing costs and maintaining liquidity. Toward that end, we increased efficiency and reduced redundancies in 2008, and since the fourth quarter of 2007, we have eliminated approximately 1,650 positions across our global operations. This is always a difficult step, but it is our responsibility to ensure that our cost level reflects the revenue opportunities we anticipate.

Our three segments — Education, Financial Services and Information & Media — are leaders in their fields, serving the enduring global needs for knowledge, capital and information transparency that provide the foundations necessary to foster economic growth.

> "Our careful and conservative fiscal management has produced a strong balance sheet, a manageable level of debt and significant cash flow, which we are using to fund operations, make investments, pay down debt and return cash to shareholders."

- **Students of all ages and in all countries need knowledge to help them compete and prosper.**
- **Governments, companies and individuals need capital to enable investment, create jobs and stimulate economic growth.**
- **Business leaders need information transparency to make informed decisions.**

What's more, each of our businesses has successfully pursued a strategy to globally diversify its products, services and revenue streams. While domestic revenue declined in 2008, international revenue grew slightly. Approximately 28% of The McGraw-Hill Companies' revenue is now generated outside the U.S., including almost 50% of Standard & Poor's Credit Market Services' revenue.

For these reasons, the Board of Directors, our senior leadership team and I strongly believe that our company is well-positioned to capitalize on market opportunities that most certainly will arise when the economy recovers. As a testament to that confidence, in January 2009 we announced our 36th consecutive annual dividend increase. We are one of fewer than 30 companies in the S&P 500 with such a long streak of increases, and the new annual dividend of $0.90 per share represents a compound annual growth rate of 10.1% since 1974.

With the difficulty of predicting when the current economic recession will end, another question that I'm asked frequently is:

WHAT TRENDS OR DATA WILL SIGNAL THAT CONDITIONS ARE IMPROVING?

It is always difficult to discern economic or market changes before they occur. We still must see what effect the massive recovery package coming from the federal government will have on stimulating the economy, relieving budget pressures on state and local governments, helping education funding and improving sentiment in capital markets.

As we move through 2009, we expect market participants to begin regaining confidence, financial institutions to put capital to work, and investors to redeploy investable assets out of short-term government securities and into the private sector. Economic improvement may come slowly — not surprising given the scope and scale of the financial crisis and its resulting impact on the economy.

We remain optimistic that economic conditions will eventually pick up. It's also clear that policymakers and others will continue to consider a broad range of options for recapitalizing markets, stimulating demand, segregating troubled assets and stabilizing the housing market.

WHAT CAUSED THE FINANCIAL CRISIS?

It is a subject that is sure to interest academics, policymakers and researchers for some time to come. At this point, most believe that a confluence of factors contributed to the problem: loose monetary policy, lax mortgage lending practices, abuses in the home-loan origination process and a dramatic increase in speculation helped fuel excessive global leverage, which was then exacerbated by a prolonged, significant drop in U.S. housing prices that has exceeded virtually all expectations.

While it will take some time to parse through all the underlying causes of the crisis, the debate continues to rage on today about the role various market participants may have played in it. A recurring question is:

WHAT ROLE DID CREDIT RATINGS PLAY?

This is an important question because understanding the underlying causes of the current situation is an essential first step toward developing successful solutions.

Global economic growth is a key driver for The McGraw-Hill Companies as it focuses on expanding its businesses in domestic and international markets. In his role as Business Roundtable Chairman, Harold McGraw III speaks to the media at the National Press Club in Washington D.C. about the importance of the 2009 economic stimulus package and the necessity of developing innovative solutions to stimulate economic growth (left). Mr. McGraw meets with a group of the Corporation's senior business managers in Mexico City to discuss global expansion opportunities and goals (right).




The McGraw-Hill Companies

We take little comfort from the fact that virtually all market participants — financial institutions, ratings firms, homeowners, regulators and investors — did not anticipate the extreme and ongoing declines in the U.S. housing and mortgage markets. As a consequence of these unexpected developments, many of the forecasts and assumptions S&P used in its ratings analysis of certain mortgage-related structured finance securities issued over the past several years have not been borne out. There is no doubt that had we and others anticipated these extraordinary events, we would not have assigned many of the original ratings that we did.

It's important to note that S&P has effectively served the global capital markets with high quality, independent and transparent credit ratings for many decades. Those ratings represent an opinion about the creditworthiness of bond issuers and their debt, and primarily speak to the likelihood of default.

Credit ratings are useful to investors, and it is important to recognize and appreciate how they should, and should not, be used. S&P's ratings do not speak to the market value of a security or the volatility of its price, and ratings are not recommendations or commentary to buy, sell or hold a particular security. They simply provide one tool for investors to use in assessing credit quality. Indeed, they are one of many factors that may be considered when making an investment, and there are a number of characteristics not addressed by ratings that can — and do — influence the market performance and value of a security.

WHAT LESSONS HAS S&P LEARNED?

We at The McGraw-Hill Companies understand the seriousness of the current dislocation in the capital markets and the challenges it poses for the U.S. and global economies. We are committed to doing our part to enhance transparency and restore confidence in the markets.

Our efforts are focused on two key areas. First, we are making adjustments to our analysis so that S&P's current ratings reflect our best opinion of credit risk based on all information learned to date. Second, we are identifying and implementing steps to enhance our processes and rebuild market confidence in S&P's ratings opinions.

We have, for example, appointed an Ombudsman for Standard & Poor's. He will address concerns about conflicts of interest and analytical and governance issues raised inside and outside the company. To help ensure transparency in global credit markets, we will continue to make S&P ratings available at no charge to the market in real time.

Overall, we continue to make good progress on the broad set of initiatives announced in February 2008 to further strengthen S&P's ratings process and enhance transparency. These initiatives are a result of both internal reviews and dialogue with market participants and global policymakers. They include:

- **New governance procedures and controls designed to enhance the integrity of our ratings process and to safeguard against factors that could challenge that process;**
- **Analytical changes focusing on the substantive analysis we do in arriving at our ratings opinions;**
- **Changes to the information we use in our analysis and the way we convey our opinions to, and share our assumptions with, the public; and**
- **New ways to communicate with the market about our ratings, their intended use and their limitations.**

WOULD INCREASED GOVERNMENT REGULATION HELP RESTORE INVESTOR CONFIDENCE?

We believe prudent, globally consistent regulation can help restore confidence in global financial markets. We also believe there are two overarching criteria that regulation must meet if it is going to help, rather than hinder, economic recovery.

First, because of the global nature of credit ratings and the capital markets, any new regulatory framework needs to be globally consistent and built on a set of standards commonly accepted by markets and regulators around the world, such as the IOSCO (International Organization of Securities Commissions) Code. Second, any new regulation must recognize and preserve the analytical independence of ratings agencies and their ratings methodologies.

We continue to be engaged with regulators from around the world in an effort to help the development of an effective framework.

Understandably, many shareholders might say that while our efforts to improve investor confidence are important, what is more important is our ability to improve our own results, which leads to the next question:

WHAT IS OUR STRATEGY FOR GENERATING IMPROVED RESULTS?

Across all of our global businesses there is one unifying vision that continues to guide us: *we provide valuable insight and information that helps individuals, markets and societies perform to their potential.*

Now more than ever, we believe our mission is critical to the success and continued progress of our global customer base. To move forward, we are focusing on the vision that has guided us so well for over 120 years.

This commitment will help us answer the most pressing questions facing each of our businesses, and it's clear that one of the biggest questions we face going forward is:

HOW WILL TODAY'S TURMOIL SHAPE OPPORTUNITIES IN TOMORROW'S CAPITAL MARKETS?

While we remain in the midst of a serious economic crisis, we see several key trends taking shape that may affect financial markets for some time. Global markets will rely less on leverage. With declining valuations in the structured finance market, risk aversion will probably continue for the foreseeable future. Securitization will likely be revived, but only in more transparent forms. A re-intermediation of banking systems, especially in the U.S. where there has been more market debt than bank debt, appears likely.

At the same time, markets and financial centers will become more global, and greater regional and global coordination in banking and securities oversight is also expected. The regulatory structure in key jurisdictions may be streamlined, the role of government in financial systems around the world will increase significantly, and conventional boundaries between the state and markets will be subject to challenge.

The changing financial landscape is a source both of new challenges and new opportunities. One thing that has not — and in our view will not — change is the fundamental demand for credit ratings.

Ratings firms like Standard & Poor's provide valuable universal standards that help investors and markets assess risk, access capital and foster economic growth. Over the long term, we believe financial innovation and the need to access the world's capital markets, especially among developing countries, will increase. And as they do, the need for S&P's products and services will grow.

In the near term, we already are seeing opportunities in the global markets, and where circumstances are favorable, we have responded by investing in a range of Standard & Poor's fast-growing products and services.

During 2008, for example, we took the opportunity to expand the geographic scope of S&P's ratings network. Growing one of the world's largest ratings networks will help ensure our success over the longer term. For that reason, we are also committed to further diversifying sources of ratings revenue. For example, our stream of non-transactional revenue now accounts for 73% of total Credit Market Services revenue and 90% of this base is recurring.

We are also capitalizing on strong demand for our non-ratings-related offerings, including data and information, index services and equity research.

S&P Investment Services' revenue grew 15% in 2008, fueled in part by expansion in its Capital IQ solutions portfolio, which grew by 19% to 2,600 firms. Our index offerings also continue to thrive. There are now 203 exchange-traded funds based on S&P indices — including 59 launched in 2008 alone. More are in the pipeline.

During 2008 we also created a new service that integrates many of S&P's products to provide market participants in the debt, structured finance, derivative and credit markets with intelligence and analytical insight through risk-driven investment analysis. Through this service, S&P now offers a targeted and growing array of capabilities in models and analytics. In the coming months, our goal is to become an integral part of the investment analytical process by integrating our models and data with investors' workflow.

As you can see, the diversity of our Financial Services offerings is creating opportunities to help offset declines in new bond issuance.

HOW IS BUSINESS DIVERSITY BENEFITING OTHER PARTS OF OUR BUSINESS, LIKE EDUCATION?

In the education marketplace, the economic downturn will have an adverse impact on spending in the short term. Over the long term, the trend — and the opportunity — are clear: the demand for knowledge will continue to fuel enrollments and spending in the U.S. and around the world.

Our company continues to be a leader in the pre-K through 12, higher education and professional education markets. One reason why: our relentless effort to help improve learning and teaching, measure progress, and then feed results back into the system to generate more progress. Technology has a significant role to play in this process, as well as across the entire educational spectrum.

HOW IS TECHNOLOGY TRANSFORMING EDUCATION AND LEARNING?

The impact of technology can be described in one word: revolutionary. The confluence of content, technology and distribution is creating significant opportunities to improve our potential by producing new digital learning products and services for an audience eager to acquire 21st century skills.

This is not just about bringing computers into the classroom. It's also about developing individualized approaches to learning, providing productivity-raising tools for teachers so they can spend more of their time teaching, and enabling schools to more accurately assess their progress. Technology is reshaping every aspect of the educational experience, and we are a leader in integrating technology into our educational offerings.

> "Our results demonstrate The McGraw-Hill Companies' ability to remain profitable in the midst of a recession, and also reflect the value of our diversified portfolio of knowledge-based products and services."

Nowhere is that impact more apparent than in higher education, where we are benefitting from a growing lineup of new digital offerings that include individualized online tutoring, a lecture capture service that gives students access to course-critical lectures, and assessment placement tools that enable schools to determine the most appropriate courses for new students.

We've also launched a new generation of homework managers that allow college instructors to organize all of their course assignments and assessments for online use by students. These subject-specific platforms have quickly become our best-selling digital product line in the higher education market. Our robust new platform, which we call McGraw-Hill *Connect*, offers many more features for both faculty and students and is now available in 18 disciplines.

Technology is one reason why spending in higher education in the U.S. and particularly in overseas markets continues to grow. But technology is also driving significant changes in teaching and learning at the pre-K, elementary and secondary school levels. The key question here is:

WILL SPENDING ON EDUCATION BE SUFFICIENT TO DRIVE CONTINUED ADVANCES IN TEACHING AND LEARNING?

Increasing enrollments in the U.S. and abroad and the absolute necessity that we educate our children to remain competitive are among the factors that underpin our belief in the long term prospects for this market. Given our extensive experience in the education market, we know that state education budgets can and do fluctuate on a yearly basis. We saw this in 2008, and we expect some recession-related weakness in 2009. But the trends — and commitment — are evident, and this positive dynamic should be reflected in a rebound in education spending beginning in 2010. Reading, science and mathematics continue to be top priorities in school districts across the nation, and we are particularly strong in these disciplines.

We also are encouraged by the economic stimulus package that was passed in February, which contained significant funding for education. Included are an additional $13 billion to help educate financially disadvantaged students through Title I, $12.2 billion for special education services and $53.6 billion for a new State Fiscal Stabilization Fund to help fill state education budget gaps, repair and modernize schools, and make authorized purchases under federal education programs, including textbooks and other classroom materials.

ARE TRADITIONAL MEDIA FRANCHISES STRENGTHENED OR STRESSED BY THE DIGITAL REVOLUTION?

In the case of The McGraw-Hill Companies, we most certainly have been strengthened.

For us, technology represents a tremendous opportunity in serving the business-to-business and business-to-consumer communities — an opportunity to enhance our offerings, embed our solutions into customers' workflow and infrastructure, and build stronger, broader relationships that add more value.

Take, for example, blogs. Today, more than 12 million American adults report maintaining a blog, while more than 57 million say they read blogs. Approximately 120,000 new blogs, as well as 1.4 million new blog posts, are created each day.

To capture new opportunities in this area, in 2008 we acquired Umbria, a pioneer in deriving market intelligence from the rapidly growing world of online communities, including blogs, message boards and social networks. Umbria, which is now part of the J.D. Power and Associates brand, uses leading-edge technology to transform the unstructured data of the online community into actionable insights by identifying important themes and topics of interest by demographic profile. Such information will reinforce and complement the J.D. Power brand's core research capabilities, enhancing its leadership in understanding the consumer experience.

The Corporation continues to support wide-reaching programs focused on education and the arts, as well as the development of our employees. Harold McGraw III celebrates with Elizabeth Joy Roe, The McGraw-Hill Companies' 2008 Robert Sherman Award winner for Music Education and Community Outreach (left). At the annual Excellence in Leadership Awards, Mr. McGraw delivers remarks to a group of high-performing business managers who exemplify the Corporation's dedication to driving growth and meeting the needs of the markets we serve (center). Mr. McGraw welcomes employees' children to the Corporation's annual "Bring Your Child to Work Day" celebration, one of the many events that demonstrate our commitment to offering a range of work-life benefit programs for our employees (right).




EXCELLENCE IN LEADERSHIP
AWARDS
2008



Our other Information & Media brands are taking similar steps to leverage their news and insight in order to build new channels of interaction and activity with their marketplaces. Platts is playing a vital role as a trusted information provider in the volatile energy markets. J.D. Power and Associates continues to expand by region and industry.

SO WHAT WILL 2009 BE LIKE?

As stated at the outset, we are operating in an environment with limited visibility and significant volatility. Last year was challenging and we expect 2009 also to be challenging, given the tight credit markets, budget pressures on the state and local governments, reduced state new adoption opportunities and a weak advertising market.

We believe that our prudent business management combined with the diversity and breadth of our portfolio leaves us well-positioned for when the economic environment eventually improves.

Earlier I mentioned two reasons for being confident in our future; let me add a third: the integrity and values of our people. In our view, there is no work more important or more honorable than that which we do every day, in every office, around the world. It is indeed worthy — and demanding — of our deepest commitment and best effort. This will continue to be our focus in 2009 and beyond. Our employees and management team wouldn't have it any other way.

I'd like to conclude by reiterating the enduring vision and values that guide us today and that will guide us tomorrow. For more than 120 years, employees of The McGraw-Hill Companies have been proud of the role they play in enabling millions of our customers to reach their potential. And we are proud as well of the strong brands we have built, and the leadership positions they hold in large, global markets.

In closing, I deeply appreciate the talent and dedication of our employees. I also thank our Board of Directors for their contributions and guidance. In particular, I would like to thank James Ross, who has served on our Board since 1989 and will be retiring this April. For two decades, the Corporation has benefited from his insight and global perspective, and for this, we are grateful.

Most importantly, I would like to thank you, our shareholders, for your continuing support.

Sincerely,



Harold McGraw III
February 17, 2009



WILL THE ROLE OF THE CAPITAL MARKETS CHANGE GOING FORWARD?

Now more than ever, the global economy depends on the free flow of capital to fuel growth, investment and employment. The crisis in the financial and credit markets that began in 2007 and has extended into 2009 underscores the important role that the capital formation process plays on a macroeconomic level and in our everyday lives. Companies need capital to invest for their futures; financial institutions need capital to extend credit to their customers; individuals need capital to purchase homes and plan for their retirement. That is why market solutions that enhance access to capital for all participants are more vital today than ever before.


STANDARD
&POOR'S

CREDIT RATINGS PLAY A SIGNIFICANT ROLE IN THE CAPITAL FORMATION PROCESS.

And they should continue to do so for years to come. Credit ratings are an opinion of a bond issuer's likelihood of repaying its financial obligations on time, in full, with interest. To ensure the continued integrity and relevance of its ratings business, Standard & Poor's — one of the world's largest ratings agencies — has undertaken a series of actions which further enhance transparency and the independence of its ratings process. These initiatives include the appointment of a ratings Ombudsman; new governance procedures; analytical and information changes; and new ways to communicate about our ratings and their intended use. S&P also continues to promote transparency by making its ratings available free of charge on a real-time basis at www.standardandpoors.com.


Mc
Graw
Hill

HOW IS THE DEMAND FOR KNOWLEDGE DRIVING THE EDUCATION BUSINESS?

The economic necessity for creating educated and skilled workforces has never been more urgent or made education so globally important. There is no question that education is essential in a global economy driven by knowledge, creativity and innovation. This necessity is behind the continued increases in school enrollments — and in spending for education — around the world. It's behind the growth in college attendance. And it's also creating greater demand for lifelong learning solutions. At the same time, technology is reshaping and, in fact, redefining the "classroom" — enriching the educational process and improving how students learn and teachers teach. In this new environment, government, educators, students and parents are demanding measurable, sustainable educational progress.



FROM TRADITIONAL MATERIALS TO ONLINE LEARNING SOLUTIONS, FROM PRE-K TO PROFESSIONAL EDUCATION, MCGRAW-HILL EDUCATION IS A LEADER ACROSS THE EDUCATION MARKET.

And it's a leader that's driving profound changes and improvements in the educational process. Online, technology-based instruction and customizable learning platforms are an integral part of today's higher education system, and McGraw-Hill Higher Education is delivering solutions that are driving well-documented student achievement. Our digital products and services enjoyed solid growth in 2008 and we will continue to build on that success. We've launched a new generation of multimedia homework managers that enable college instructors to organize all of their course assignments and assessments for online use by students. We're also launching key titles in the scientific, technical and medical markets.


JDPower.com
Making it easier to be a consumer

HOW ARE THE CORPORATION'S BUSINESS-TO-BUSINESS BRANDS CAPITALIZING ON NEW OPPORTUNITIES?

Our market-leading B-to-B brands have a common focus: generating growth opportunities by integrating our products within our customers' workflow and infrastructure. From Platts to BusinessWeek to J.D. Power and Associates and across the segment, this means honing our focus on value-added relationships, marketing intelligence and user-centric platforms. McGraw-Hill Construction, for example, is improving its value proposition by adding data and analytical tools to its traditional market offerings, which enable customers to better manage and grow their businesses. J.D. Power's Compass portal provides online access to a broad range of customizable data, research reports and a suite of robust analytical tools which enhance customers' ability to make more-informed decisions.



PLATTS: THE LEADING NEWS, PRICING AND ANALYTICS PROVIDER IN THE ENERGY MARKETS.

With extreme volatility in crude oil and other commodity prices during 2008, Platts' customers depended on its news and pricing information to help with decision-making in uncertain times. The strength of the Platts brand and the quality of its offerings have enabled it to embed its information into customers' workflows and to become the leading provider of global energy information to customers worldwide. Platts' role as a trusted source for actionable information and global benchmarks, its global growth and expanding customer base make it a model for the Corporation's business-to-business segment.



WHAT IS THE CURRENT OUTLOOK FOR U.S. EDUCATIONAL REFORM?

Throughout this decade, the spotlight has been on improving student performance and accountability in our nation's schools. While budgets are now tight, there are a number of initiatives underway to ensure that funding for our U.S. schools remains adequate. This continued focus, coupled with enrollment trends, indicates that the long-term prospects for the pre-K through 12 education market are bright. According to the latest projections by the U.S. National Center for Education Statistics, 59.8 million students will be enrolled in grades pre-K through 12 by 2016, up from an estimated 56 million in 2008. During that time, spending per student is expected to increase from $9,500 to $11,100. Total enrollment and spending in secondary and higher education is also expected to grow in the U.S. and internationally.


Mc
Graw
Hill
Macmillan
McGraw-Hill
Treasures
1. Sarah doesn't want to get out of bed because ________.
A. she is very tired and didn't get enough sleep
B. she has a bad cold
C. she is nervous that she has to start over at a new school where she won't know anybody
D. It is too early in the morning to get up
1 of 5
KEYS TO MATH SIGNS
United States Map
Map T
Be More Descriptive

MCGRAW-HILL EDUCATION IS THE PREMIER PUBLISHER WITH A COMPREHENSIVE APPROACH TO PRINT AND DIGITAL INSTRUCTIONAL MATERIALS FROM PRE-K THROUGH HIGH SCHOOL.

As the education market moves forward, we remain committed to providing the highest-quality teaching and learning programs in a broad range of subject areas. Our programs are research-driven, embed exciting technology and multimedia solutions, enable differentiated learning for all students, and empower teachers to enhance their productivity while delivering measurable results. In 2008, we had strong performance in our extensive range of math, science and reading programs in school districts and classrooms across the U.S. Whether it's through *Treasures, Imagine It!, Everyday Math, IMPACT Mathematics* or its many other leading programs, McGraw-Hill Education is improving student performance and affirming our position as a leader in delivering innovative and effective learning solutions for the pre-K through 12 market.



WHAT'S DRIVING THE INCREASED WORLDWIDE DEMAND FOR FINANCIAL DATA AND INFORMATION?

The globalization of capital markets continues to fuel the expanding scope and scale of global and regional financial markets. Financial decision-makers need independent and objective data and information to analyze investment options, make decisions and manage operations. This is exactly the type of information provided by Standard & Poor's Capital IQ. Capital IQ provides unparalleled intelligence, with comprehensive information on over 58,000 public and 1.5 million private companies, 14,000 private capital firms, 500,000 transactions and 1.9 million professionals. More than just an information provider, Capital IQ offers robust tools for fundamental analysis, financial modeling, market analysis, screening, targeting and relationship and workflow management.


STANDARD
&POOR'S
Capital IQ
A Division of Standard & Poor's
Key Stats
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FOR NEARLY 150 YEARS, STANDARD & POOR'S HAS PLAYED A CENTRAL ROLE IN THE WORLD'S FINANCIAL INFRASTRUCTURE, PROVIDING THE MARKET INTELLIGENCE THAT HELPS ENABLE INVESTMENT DECISIONS.

S&P continues to diversify and broaden its offerings; today these include independent credit ratings, indices, risk evaluation, investment research and data. Global expansion remains a strategic imperative with new operations in Dubai and a new services agreement with a ratings agency in China. S&P has a long history of creating indices and continues to collaborate with major exchanges around the world. More than $1.5 trillion in assets are tied directly to S&P indices and more than $5 trillion in assets are benchmarked to them. In addition, there are now 203 exchange-traded funds based on S&P indices — including 59 launched in 2008. Strong demand also continues for products and services from S&P's data and equity research groups which serve the needs of a range of financial professionals from traditional brokers to registered investment advisors to financial planners and wealth managers.

The McGraw-Hill Companies is a leading global information services provider meeting worldwide needs in the financial services, education and business information markets. The Corporation offers an array of trusted, market-leading brands that address three enduring global needs — the need for capital, the need for knowledge and the need for transparency.

www.mcgraw-hill.com

MCGRAW-HILL FINANCIAL SERVICES

Standard & Poor's (S&P) is the world's premier provider of investment research, market indices, credit ratings, financial data and fixed income research and analysis. S&P is valued by investors and financial decision makers everywhere for its analytical independence, market expertise and thought leadership.

Standard & Poor's Credit Market Services provides valuable information and universal standards that help investors and markets assess risk, access capital and foster economic growth. The global leader in credit ratings in 2008, S&P published more than 1 million new and revised ratings and rated approximately $2.8 trillion in new debt.

Standard & Poor's Investment Services is known for its world-famous benchmark portfolio indices — the S&P 500 in the U.S. and, globally, the S&P 1200. More than $1.5 trillion in assets around the world are directly tied to S&P indices, and more than $5 trillion in assets are benchmarked to them.

S&P's Capital IQ brand provides the investment community with an unparalleled set of tools for market analysis, financial modeling, screening and the fundamental analysis of over 58,000 public and 1.5 million private companies as well as 14,000 capital firms.

S&P also licenses its independent equity, market and economic research to over 1,000 institutions, including top securities firms, banks and life insurance companies. Currently, S&P offers fundamental investment opinions on 2,000 securities globally, including over 1,500 in the U.S.

In 2008, S&P launched a new service which brings together parts of S&P's business that provide data, analytics and research for fixed income securities for participants in the debt, structured finance and credit markets.

For nearly 150 years, S&P has been an integral part of the global economic infrastructure. It provides essential information to nearly every segment of the global financial community.

www.standardandpoors.com

MCGRAW-HILL EDUCATION

McGraw-Hill Education (MHE) is a leading global provider of instructional, assessment and reference products and solutions. MHE has offices in 33 countries and it publishes in more than 60 languages. Its resources are delivered across a wide range of print and digital platforms to benefit students, educators and professionals at all levels of learning.

The School Education Group provides comprehensive print and digital instructional materials that engage and empower students in pre-K through high school. Key brands include Macmillan/McGraw-Hill, SRA, Wright Group and Glencoe.

Our Assessment and Instruction Brands, CTB/McGraw-Hill and The Grow Network, are recognized as leaders in summative and formative assessments, and help customers meet accountability requirements at all levels of education, and advance learning through innovative assessment, reporting and data-driven instruction linked to rigorous standards and teacher education.

McGraw-Hill Higher Education is a leading provider of trusted educational content to college students and professionals around the globe through a growing range of media — including eBooks, traditional print and custom publishing materials, as well as downloads to MP3 players and other handheld wireless devices.

McGraw-Hill Professional provides timely, authoritative and global intelligence for people seeking personal and professional growth in their lives. Best-sellers from the Professional Group in 2008 include: *When Markets Collide* by Mohamed El-Erian, *Make or Break* by Kaj Grichnik, Conrad Winkler and Jeffrey Rothfeder and *Zero to One Million* by Ryan P. Allis.

www.mheducation.com

MCGRAW-HILL INFORMATION & MEDIA

The McGraw-Hill Information & Media segment provides information and insight that professionals in business and government need to remain competitive in their fields and in the global economy.

- Platts is the world's leading provider of energy and metals information, offering real-time news, pricing, analytical services and conferences to customers in more than 150 countries. *www.platts.com*

- J.D. Power and Associates is a global marketing information brand that conducts independent and unbiased surveys of customer satisfaction, product quality and buyer behavior in more than 60 countries. It serves key business sectors including autos, electronics, finance, healthcare, insurance, telecom and travel. *www.jdpower.com*

- BusinessWeek is a global source of essential business insight, reaching audiences through its award-winning print magazine, Web site and new online offering, Business Exchange. BusinessWeek drives global conversations about important issues and moves business professionals forward. *www.businessweek.com*

- McGraw-Hill Construction connects people, projects and products across the $4.6 trillion global design and construction industry. *www.construction.com*

- Aviation Week is the global leader in providing strategic news and information to the $2 trillion global aviation, aerospace and defense industries, serving over 1.2 million professionals in 185 countries. *www.aviationweek.com*

The Broadcasting Group provides news, analysis and local expertise, through its four ABC-affiliated TV stations including KMGH (Denver), WRTV (Indianapolis), KGTV (San Diego) and KERO (Bakersfield, California), as well as through the Azteca America Spanish-language TV affiliates and online content.

The McGraw-Hill Companies remains committed to the growth and well-being of the communities in which we work. Harold McGraw III and Chairman Emeritus Harold W. McGraw, Jr. (seated) celebrate with the winners of The 2008 Harold W. McGraw, Jr. Prize in Education: (standing from left) Richard Blais, Vice President and Co-Founder, Project Lead the Way®; Judith Berry Griffin, President and Founder, Pathways to College; and Dr. Charles B. Reed, Chancellor, California University System (left). In support of the Corporation's Global Volunteer Day, approximately 3,000 employees in 48 cities and 15 countries joined together to reach out and participate in a variety of service-based activities in their home communities (right).







WORKING TODAY FOR THE PROMISE OF TOMORROW

Across our businesses, inside our offices and within the communities in which we live, three core values — transparency, integrity and sustainability — shape and define The McGraw-Hill Companies. We are committed to responsible business practices that enhance the economic, social and environmental well-being of the communities where we work and live.

A case in point: our growing commitment to sound environmental practices. Our new eco-friendly higher-education building in Dubuque, Iowa, for example, received a key design award from the U.S. Green Building Council. Our employee Green Teams also helped reduce our environmental footprint through their waste reduction and recycling efforts. In 2008, we recycled nearly 2 million pounds of paper in the U.S. alone. And we continued to drive environmental sustainability by serving the growing "green" construction marketplace.

Financial literacy continues to be a key focus area for The McGraw-Hill Companies. During 2008, we expanded our support for a portfolio of nonprofit organizations and microcredit programs that enhance financial literacy skills and provide opportunities for economic empowerment and enhanced self-sufficiency.

We launched a professional online resource "Financial Literacy for the 21st Century" to inform and encourage teachers to incorporate financial literacy into their curriculum and we now offer teachers access to Web-based training through our partnership with the Council on Economic Education. And our unique program with the International Center for Journalists is training Hispanic journalists in personal finance journalism to raise the level of financial knowledge in major Hispanic urban communities.

In recognition of our family-friendly policies, in 2008 The McGraw-Hill Companies was named among the Top 10 Best Companies for Working Mothers by *Working Mother* magazine and one of the 100 Best Adoption-Friendly Workplaces in America by the Dave Thomas Foundation for Adoption.

In addition, The McGraw-Hill Companies continues to believe that it is critically important to assure that students have access to the tools needed to both enter and succeed in college — and to succeed in life. In 2008, the Harold W. McGraw, Jr. Prize in Education honored three leaders who have demonstrated a commitment toward bridging gaps to higher education and breaking down barriers faced by many of today's young people.

Lastly, we remain committed to working proactively with policymakers around the world to open new markets and address key public policy issues important to the Corporation and our customers. We are reaching out to policymakers to help shape regulatory reform for financial services, to highlight digital content and assessment programs impacting the future of educational instruction and to improve protection of our intellectual property in our increasingly digital business environment.

FINANCIAL CONTENTS

FINANCIAL CHARTS

Operating Profit by Segment
(in millions)


$50
$1,202
$329
$64
$1,359
$400
$92
$1,055
$317
06
07
08

2008 operating profit includes the effect of restructuring charges at all segments and reductions to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections.

2007 operating profit includes the effect of restructuring charges at all segments and the divestiture of a mutual fund data business at Financial Services.

2006 operating profit includes the effect of the elimination of the Company's restoration stock option program for all segments and restructuring charges at McGraw-Hill Education and Information & Media. Information & Media's 2006 operating profit also includes the negative impact of the Sweets transformation and favorable developments with respect to certain disputed billings.

Revenue by Segment
(in millions)


$985
$2,746
$2,524
$1,020
$3,046
$2,706
$1,062
$2,654
$2,639
06
07
08

2006 revenue includes the negative impact of the Sweets transformation and favorable developments with respect to certain disputed billings.

Capital Expenditures by Segment
(in millions)


$24
$48
$350
$30
$69
$440
$26
$50
$306
06
07
08

Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

- Information & Media
- Financial Services
- McGraw-Hill Education

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See "Safe Harbor" Statements Under the Private Securities Litigation Reform Act of 1995 on page 52.

OVERVIEW

The Consolidated and Segment Review that follows is incorporated herein by reference.

The McGraw-Hill Companies is a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy; automotive; construction; aerospace and defense; broadcasting; and marketing information services. The operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.

The McGraw-Hill Education segment is one of the premier global educational publishers. This segment consists of two operating groups: the School Education Group ("SEG"), serving the elementary and high school ("el-hi") markets, and the Higher Education, Professional and International ("HPI") Group, serving the college and university, professional, international and adult education markets.

The School Education Group and the industry it serves are influenced strongly by the size and timing of state adoption opportunities and the availability of funds. The total state new adoption market increased from approximately $820 million in 2007 to approximately $980 million in 2008. According to the Association of American Publishers ("AAP") statistics through December 2008, basal and supplemental sales in the adoption states and open territory declined 4.4% versus the prior year. The decline in basal sales in the open territories, lower residual state adoption sales, and a double-digit decrease in the supplemental market offset the increase in the state new adoption market.

Revenue at the HPI Group is affected by enrollments, higher education funding and the number of courses available to students. Enrollments in degree-granting higher education institutions increased by an estimated 1.7% to 18.3 million students in the 2008–2009 school year and are projected to reach 20.4 million by 2016, according to the National Center for Educational Statistics. Online enrollments have continued to grow at rates far in excess of the total higher education school population, with the most recent data demonstrating no signs of slowing. Approximately 3.9 million students, a little more than 20% of the total student population in higher education enrolled in at least one online course in the fall of 2007, according to the Sloan Consortium. The worsening economy was one reason given for the increase in online enrollment. Foreign student enrollments at American graduate schools increased for the third year in a row, although at a slower rate than in prior years. State appropriations for higher education increased in 2008, growing by 7.5% nationwide to $77.5 billion in 2008, according to the Center for the Study of Education Policy at Illinois State University. In 2009, state appropriations for higher education may be adversely impacted by the economic recession and related state budgetary constraints. Internationally, enrollments in post secondary schools are also increasing significantly, particularly in India and China.

The Financial Services segment operates under the Standard & Poor's brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The Financial Services segment consists of two operating groups: Credit Market Services and Investment Services.

Credit Market Services provides independent global credit ratings, credit risk evaluations, and ratings-related information and products. This operating group also provides ratings-related information through its RatingsXpress and RatingsDirect products, in addition to credit risk evaluation services. Revenue at Credit Market Services is influenced by credit markets and issuance levels which are dependant upon many factors, including the general condition of the economy, interest rates, credit quality and spreads, and the level of liquidity in the financial markets.

Investment Services provides comprehensive value-added financial data, information, indices and research. Revenue at Investment Services is influenced by demand for company data and securities data as well as demand for investable products and high trading volumes in the financial markets.

The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups: the Business-to-Business Group (including such brands as *BusinessWeek*, J.D. Power and Associates, McGraw-Hill Construction, Platts and *Aviation Week*) and the Broadcasting Group, which operates nine television stations, four ABC affiliated and five Azteca America affiliated stations. The segment's business is driven by the need for information and transparency in a variety of industries, and to a lesser extent, by advertising revenue.

Management analyzes the performance of the segments by using operating profit as a key measure, which is defined as income from operations before corporate expense.

The following is a summary of significant financial items during 2008, which are discussed in more detail throughout this Management's Discussion and Analysis:

- Revenue and income from operations decreased 6.2% and 18.5%, respectively, in 2008. Results from operations decreased due to declines in the Financial Services segment, primarily due to the performance of structured finance, corporate (corporate finance and financial services) and government ratings, as well as the McGraw-Hill Education segment, driven by lower residual sales in adoption states as well as lower new and residual sales in open territory. Foreign exchange rates had a $10.8 million and a $38.2 million favorable impact on revenue and operating profit, respectively.

- In 2008, the Company continued to implement restructuring plans to contain costs and mitigate the impact of the current and expected future economic conditions and incurred a restructuring charge of $73.4 million pre-tax ($45.9 million after-tax, or $0.14 per diluted share).
- Reductions to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections reduced expenses during 2008 and helped mitigate the operating profit decline by $273.7 million.
- Diluted earnings per share decreased 14.6% to $2.51 from $2.94 in 2007.
- Cash flows provided from operations was $1.2 billion for 2008. Cash levels increased 19.1% from the prior period to $471.7 million. During 2008, the Company repurchased 10.9 million shares of common stock for $447.2 million under its share repurchase program, paid dividends of $280.5 million and made capital expenditures of $385.4 million. Capital expenditures include prepublication costs, property and equipment and additions to technology projects.

Outlook

For the McGraw-Hill Education segment, the Company projects that the 2009 el-hi market will decline by 10% to 15%, a change driven by the adoption cycle and by the expectation that spending on instructional materials in both the adoption states and open territory will continue to reflect the weak economic environment and related budgetary pressures at the state and local levels. The total available state new adoption market in 2009 is estimated at between $675 million and $725 million, depending on state funding availability, compared with approximately $980 million in 2008. The key adoption opportunities in 2009 are K–8 reading and K–8 math in California and 6–12 reading/literature in Florida. Open territory sales, which declined last year, are projected to decline further due to funding issues despite pent-up demand for new instructional materials. In 2009, SEG anticipates that the testing market will again reflect pressures on state budgets, limiting the opportunities for custom contract work that is not mandated by federal or state requirements; however, SEG expects to see continued growth in revenue for "off the shelf" testing products.

HPI expects 2009 to be a challenging year due to the difficult economic environment both in the United States and internationally. However, growth is expected at all four higher education imprints: Science, Engineering and Mathematics ("SEM"); Business and Economics ("B&E"); Humanities, Social Science and Languages ("HSSL"); and Career Education. Revenue for some professional product categories will be adversely impacted by continuing weakness in the retail environment. This will be partially offset by forthcoming titles for the scientific, technical and medical markets, which are less vulnerable to economic downturns than the general retail market. Digital licensing and digital subscriptions should also contribute to revenue growth.

The Financial Services segment continues to face a challenging environment. The current turbulent conditions in the global financial markets have resulted from challenged credit markets, financial difficulties experienced by several financial institutions and shrinking investor confidence in the capital markets. Because of the current credit market conditions, issuance levels have deteriorated significantly across all asset classes. It is possible that these market conditions and global issuance levels in structured finance and corporate issuance could persist through 2009. The outlook for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and collateralized debt obligations ("CDO") asset classes as well as other asset classes is dependent upon many factors, including the general condition of the economy, interest rates, credit quality and spreads, and the level of liquidity in the financial markets. Although several governments and central banks around the globe have implemented measures in an attempt to provide additional liquidity to the global credit markets, it is still too early to determine the effectiveness of these measures.

Investment Services is expected to experience a challenging and competitive market environment in 2009. Its customer base is largely comprised of members from the financial services industry, which is experiencing a period of consolidation resulting in both reductions in the number of firms and workforce. In addition, the expiration of the Global Equity Research Settlement in July 2009 is expected to moderately impact the revenues of the equity research business within the Investment Services operating unit in that Wall Street firms will no longer be required to provide their clients with independent equity research along with their own analysts' research reports. However, it is anticipated that the S&P Index business will benefit from demand for investable products and from the continued volatility and high trading volumes in the financial markets.

In 2009, the Information & Media segment expects to face some challenges resulting from the downturn in the U.S. automotive industry, declines in advertising and declines in the construction market. The segment will continue to strengthen its technology infrastructure to support businesses in their transformation into digital solutions providers, and expand its presence in selected growth markets and geographies. The ongoing volatility of the oil and natural gas markets is expected to continue customer demand for news and pricing products, although at a slower pace than in 2008. J.D. Power and Associates will focus on expanding its global automotive business and extend its product offering into new verticals and emerging markets, but expects to face challenges as the U.S. automotive market experiences significant challenges. In the construction market, digital and Web-based products will provide expanded business information integrated into customer workflows. In a non-political year, the Broadcasting stations expect weakness in advertising as base advertising is impacted by the current condition, particularly in the automotive and retail sectors. The Broadcasting stations will continue to develop and grow new digital businesses.

In 2009, the Company plans to continue its focus on the following strategies:

- Leveraging existing capabilities to create new services.
- Continuing to make selective acquisitions that complement the Company's existing business capabilities.

- Expanding and refining the use of technology in all segments to improve performance, market penetration and productivity.
- Continuing to contain costs.

There can be no assurance that the Company will achieve success in implementing any one or more of these strategies. The following factors could unfavorably impact operating results in 2009:

- Lower educational funding as a result of budget concerns.
- Prolonged difficulties in the credit markets.
- A change in the regulatory environment affecting the Company's businesses, including educational spending or the ratings process.

DISCLOSURE CONTROLS

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2008, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934). Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934, management is required to provide the following report on the Company's internal control over financial reporting:

1. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.
2. The Company's management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework. Management has selected the COSO framework for its evaluation as it is a control framework, recognized by the SEC and the Public Company Accounting Oversight Board, that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.
3. Based on management's evaluation under this framework, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2008. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management.
4. The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the consolidated financial statements of the Company for the year ended December 31, 2008, and has issued its reports on the financial statements and the effectiveness of internal controls over financial reporting. These reports are located on pages 79 and 80 of the 2008 Annual Report to Shareholders.

OTHER MATTERS

There have been no changes in the Company's internal control over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, prepublication costs, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plans, income taxes, incentive compensation and stock-based compensation. The Company bases its estimates on historical experience, current developments and on various other assumptions that it believes to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

Management considers an accounting estimate to be critical if it required assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates could have a material effect on the Company's results of operations.

Management has discussed the development and selection of the Company's critical accounting estimates with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's disclosure relating to them in this Management's Discussion and Analysis.

The Company believes the following critical accounting policies require it to make significant judgments and estimates in the preparation of its consolidated financial statements:

Revenue recognition. Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.

Product revenue consists of the McGraw-Hill Education and the Information & Media segments, and represents educational and information products, primarily books, magazine circulations and syndicated study products. Service revenue consists of the Financial Services segment, the service assessment contracts of the McGraw-Hill Education segment and the remainder of the Information & Media segment, primarily related to information-related services and advertising.

For the years ended December 31, 2008, 2007 and 2006, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. Based on our current outlook these assumptions are not expected to significantly change in 2009.

Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, the Company considers, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is $13.3 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the HPI Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns in the HPI Group vary by one percentage point the impact on operating profit would be approximately $11.2 million.

For the years ended December 31, 2008, 2007 and 2006, management made no material changes in its assumptions regarding the determination of the allowance for doubtful accounts and sales returns. Based on our current outlook these assumptions are not expected to significantly change in 2009.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. In determining this reserve, the Company considers management's current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand. Should the estimate for inventory obsolescence for the Company vary by one percentage point, it would have an approximate $5.0 million impact on operating profit.

For the years ended December 31, 2008, 2007 and 2006, management made no material changes in its assumptions regarding the determination of the valuation of inventories. Based on our current outlook these assumptions are not expected to significantly change in 2009.

Prepublication costs. Prepublication costs, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities. In evaluating recoverability, the Company considers management's current assessment of the marketplace, industry trends and the projected success of programs.

For the year ended December 31, 2008, prepublication amortization expense was $270.4 million, representing 10.8% of consolidated operating-related expenses and 11.6% of the McGraw-Hill Education segment's total expenses. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $2.7 million.

For the years ended December 31, 2008, 2007 and 2006, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied. Based on our current outlook these assumptions are not expected to significantly change in 2009.

Accounting for the impairment of long-lived assets. The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2008, 2007 and 2006.

Goodwill and other intangible assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2008 and 2007, the carrying value of goodwill and other indefinite lived intangible assets was approximately $1.9 billion in each year. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting unit is estimated using discounted free cash flow which is based on current operating budgets and long range projections of each reporting unit. Free cash flow is discounted based on market comparable weighted average cost of capital rates for each reporting unit obtained from an independent third-party provider, adjusted for market and other risks where appropriate. In addition, the Company reconciles the sum of the fair values of the reporting units to the total market capitalization of the Company, taking into account certain factors including control premiums. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of the goodwill. The fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over the estimated useful life of the asset to its estimated residual value and reviewed for impairment in accordance with SFAS No. 144. The Company performed its impairment assessment of indefinite lived intangible assets and goodwill, in accordance with SFAS No. 142 and concluded that no impairment existed for the years ended December 31, 2008, 2007 and 2006.

Retirement plans and postretirement healthcare and other benefits. The Company's pension plans and postretirement benefit plans are accounted for using actuarial valuations as required by Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company also applies the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(R)," ("SFAS No. 158") which requires the Company to recognize the funded status of its pension and other postretirement benefit plans in the consolidated balance sheet.

The Company's employee pension and other postretirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, healthcare cost trends, discount rates and other factors. In determining such assumptions, the Company consults with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from the Company's assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expense and liabilities related to the Company's pension and other postretirement benefits.

The following is a discussion of some significant assumptions that the Company makes in determining costs and obligations for pension and other postretirement benefits:

- Discount rate assumptions are based on current yields on high-grade corporate long-term bonds.
- Salary growth assumptions are based on the Company's long-term actual experience and future outlook.
- Healthcare cost trend assumptions are based on historical market data, the near-term outlook and an assessment of likely long-term trends.
- Long-term return on pension plan assets is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

The Company's discount rate and return on asset assumptions used to determine the net periodic pension cost on its U.S. retirement plans are as follows:

January 1	**2009**	2008	2007
Discount rate	**6.10%**	6.25%	5.90%
Return on asset assumption	**8.00%**	8.00%	8.00%

Effective January 1, 2009, the Company changed the discount rate for its qualified retirement plans. The effect of these changes on 2009 earnings per share is expected to be immaterial.

The Company's discount rate and initial healthcare cost trend rate used to determine the net periodic postretirement benefit cost on its U.S. retirement plans are as follows:

January 1	**2009**	2008	2007
Discount rate	**5.95%**	6.00%	5.75%
Healthcare cost trend rate	**8.00%**	8.50%	9.00%

Stock-based compensation. The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). Under the fair value recognition provisions of this statement, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Upon adoption of SFAS No. 123(R), the Company applied the modified prospective method. The valuation provision of SFAS No. 123(R) applies to new grants and to grants that were outstanding as of the effective date. Estimated compensation expense for grants that were outstanding as of the effective date were recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123, "Accounting for Stock-Based Compensation," pro forma disclosures. Stock-based compensation is classified as both operating expense and selling and general expense on the consolidated statement of income.

Stock-based compensation (benefit)/expense for the years ended December 31, 2008, 2007 and 2006 was $(1.9) million, $124.7 million and $136.2 million, respectively.

During 2008, the Company reduced the projected payout percentage of its outstanding restricted performance stock awards. In accordance with SFAS No. 123(R), the Company recorded an adjustment to reflect the current projected payout percentages for the awards which resulted in stock-based compensation having a beneficial impact on the Company's expenses.

In 2006, the Company incurred a one-time charge of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share) from the elimination of the Company's restoration stock option program. The Company's Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Also included in stock-based compensation expense is restricted performance stock benefit of $29.0 million ($18.1 million after-tax, or $0.06 per diluted share) in 2008, and restricted performance stock expense of $94.2 million ($58.8 million after-tax, or $0.17 per diluted share) in 2007, and $66.0 million ($41.5 million after-tax, or $0.11 per diluted share) in 2006. The Company has reshaped its long-term incentive compensation program to emphasize the use of restricted performance stock over employee stock options (see Note 8 to the consolidated financial statements).

The Company uses a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted during the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Risk-free average interest rate	**1.4–4.4%**	3.6–6.3%	4.1–6.1%
Dividend yield	**2.0–3.4%**	1.2–1.7%	1.1–1.5%
Volatility	**21–59%**	14–22%	12–22%
Expected life (years)	**6.7–7.0**	7.0–7.2	6.7–7.1
Weighted-average grant-date fair value	**$9.77**	$15.80	$14.15

Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of the Company's stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. The Company uses the historical volatility of the Company's stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.

Income taxes. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income taxes and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively.

Management's judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

During 2008, the Company's annual effective tax rate was 37.5%.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and the Company is routinely under audit by many different tax authorities. Management believes that its accrual for tax liabilities is adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2009. If any of these tax audit settlements do occur within that period the Company would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between the Company and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is the opinion of the Company's management that any assessments resulting from the current audits will not have a material effect on the Company's consolidated financial statements.

For the years ended December 31, 2008, 2007 and 2006, management made no material changes in its assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect the Company's estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting the Company's income tax provision.

RESULTS OF OPERATIONS – CONSOLIDATED REVIEW

REVENUE AND OPERATING PROFIT

(in millions)	2008[(a)]	2007[(b)]	2006[(c)]
Revenue	**$6,355.1**	$6,772.3	$6,255.1
% (decrease)/increase	**(6.2)%**	8.3%	4.2%
Operating profit*	**$1,463.9**	$1,822.9	$1,581.3
% (decrease)/increase	**(19.7)%**	15.3%	6.1%
% operating margin	**23%**	27%	25%

*Operating profit is income from operations before corporate expense.

(a) 2008 operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(b) 2007 operating profit includes pre-tax gains relating to divestitures and a pre-tax restructuring charge.

(c) 2006 operating profit includes a pre-tax charge related to the elimination of the Company's restoration stock option program and a pre-tax restructuring charge.

The Segment Review that follows is incorporated herein by reference.

2008 Compared with 2007

- In 2008, revenue and operating profit decreased due to declines at the Financial Services and the McGraw-Hill Education segments. Financial Services revenue and operating profit declined 12.9% and 22.4%, respectively, largely due to weakness in Credit Market Services. The McGraw-Hill Education segment's revenue and operating profit declined 2.5% and 20.9%, respectively, principally due to softness in the School Education Group.
  - Partially offsetting the revenue and operating profit declines were increases at the Information & Media segment of 4.1% and 45.0%, respectively, driven by the Business-to-Business Group.
  - Reductions to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections reduced expenses and helped mitigate the operating profit decline as follows:
    - McGraw-Hill Education incentive compensation expense declined $29.3 million compared to prior year.
    - Financial Services incentive compensation expense declined $166.0 million compared to prior year.
    - Information & Media incentive compensation expense declined $22.6 million compared to prior year.
    - Corporate incentive compensation expense declined $55.8 million compared to prior year.
  - In 2008, foreign exchange rates positively affected both revenue and operating profit by $10.8 million and $38.2 million, respectively.
  - In 2007, foreign exchange rates positively impacted revenue by $78.3 million but had an immaterial impact on operating profit.
- During 2008, the Company continued to implement restructuring plans related to a limited number of business operations across the Company to contain costs and mitigate the impact of the current and expected future economic conditions. The Company incurred pre-tax restructuring charges of $73.4 million ($45.9 million after-tax, or $0.14 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 1,045 positions as follows:
  - McGraw-Hill Education: $25.3 million and approximately 455 positions
  - Financial Services: $25.9 million and approximately 340 positions
  - Information & Media: $19.2 million and approximately 210 positions
  - Corporate: $3.0 million and approximately 40 positions
- In 2007, the Company restructured a limited number of business operations to enhance the Company's long-term growth prospects. The Company incurred a 2007 restructuring charge of $43.7 million pre-tax ($27.3 million after-tax, or $0.08 per diluted share), which consisted mostly of severance costs related to a workforce reduction of approximately 600 positions as follows:
  - McGraw-Hill Education: $16.3 million and approximately 300 positions
  - Financial Services: $18.8 million and approximately 170 positions
  - Information & Media: $6.7 million and approximately 110 positions
  - Corporate: $1.9 million and approximately 20 positions
- During 2008, no significant acquisitions or divestitures were made.
- In March 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other income. The divestiture of the mutual fund data business was consistent with the Financial Services segment's strategy of directing resources to those businesses which have the best opportunities to achieve both significant financial growth and market leadership. The divestiture enables the Financial Services segment to focus on its core business of providing independent research, ratings, data, indices and portfolio services. The impact of this divestiture on comparability of results is immaterial.
- Product revenue and expenses consist of the McGraw-Hill Education and the Information & Media segments, and represents educational and information products, primarily books, magazine circulations and syndicated study products.
  - Product revenue decreased slightly as compared to the prior year as declines in residual sales and open territory were partially offset by increases in state adoption sales at

the McGraw-Hill Education segment and increases at the Information & Media segment.
  - Product operating-related expenses increased 4.6% or $51.8 million, primarily due to the growth in expenses at McGraw-Hill Education, related to major product launches in a strong 2008 state adoption market, partially offset by lower cost of sales as a result of decreased revenues. Amortization of prepublication costs increased $30.3 million or 12.6% driven by spending associated with the state adoption cycles.
  - Product related selling and general expenses decreased 1.3% primarily as a result of cost reduction actions and reduced 2008 incentive compensation costs.
  - Product margin decreased 219 basis points to 15.4%, as compared to prior year, primarily due to the growth in expenses at McGraw-Hill Education related to major product launches in a strong 2008 state adoption market.
- Service revenue and expenses consist of the Financial Services segment, the service assessment contracts of the McGraw-Hill Education segment and the remainder of the Information & Media segment, primarily related to information-related services and advertising.
  - Service revenue decreased 9.5% primarily due to Financial Services.
    - Financial Services revenue decreased primarily due to Credit Market Services which was adversely impacted by turbulence in the global financial markets resulting from challenged credit markets, financial difficulties experienced by several financial institutions and shrinking investor confidence in the capital markets.
    - McGraw-Hill Education service revenue declined due to softness in the assessments market.
    - Growth in the Information & Media segment partially offset this revenue decline.
  - Service operating-related expenses decreased 4.7%, primarily due to the lower direct costs related to revenues and reduced 2008 incentive compensation costs.
  - Service related selling and general expenses decreased 8.1% primarily due to reduced 2008 incentive compensation costs.
  - The service margin decreased 226 basis points to 30.1% as compared to prior year primarily due to the decline in Credit Market Services, partially offset by reduced 2008 incentive compensation expense.

2007 Compared with 2006

- In 2007, the Company achieved growth in revenue and operating profit. The increase in revenue was primarily attributable to growth in the Financial Services and McGraw-Hill Education segments.
  - Foreign exchange rate fluctuations positively impacted revenue growth by $78.3 million but had an immaterial impact on operating profit growth.
    - The Company generally has naturally hedged positions in most countries. However, in 2007, the Company generated a portion of its revenue in foreign countries in U.S. dollars, where most of the expenses are denominated in local currencies, which generally strengthened against the dollar.
  - In 2006, foreign exchange contributed $12.7 million to revenue and had an immaterial impact on operating profit.
- Product revenue and expenses consist of the McGraw-Hill Education and Information & Media segments, and represents educational and information products, primarily books, magazine circulations and syndicated study products.
  - Product revenue increased 6.6% in 2007, primarily due to a stronger state adoption year in K–12 for the McGraw-Hill Education segment as well as growth in U.S. and international higher education sales.
  - Product margin increased to 17.6% in 2007 from 16.5% in 2006.
- Service revenue and expenses consist of the Financial Services segment, the service assessment contracts of the McGraw-Hill Education segment and the remainder of the Information & Media segment, primarily related to information-related services and advertising.
  - Service revenue increased 9.3% in 2007, primarily due to a 10.9% increase in the Financial Services segment despite challenging market conditions in the second half of 2007 in the credit markets which adversely impacted structured finance.
    - The Financial Services segment's increase in revenue was driven by corporate (industrial and financial services) and government finance ratings and investment services.
    - Strength in Investment Services was driven by demand for both the Capital IQ and index products.
    - The service margin increased to 32.4% in 2007 from 30.9% in 2006 primarily due to increased Financial Services revenue.
    - In Financial Services, issuance levels deteriorated across all asset classes and regions during the latter part of the year because of the challenging credit market conditions. The impact on U.S. residential mortgage-backed securities ("RMBS") and U.S. collateralized debt obligations ("CDOs") had the greatest impact on structured finance ratings.

- During 2007, no significant acquisitions were made.
- In March 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other income. The divestiture of the mutual fund data business was consistent with the Financial Services segment's strategy of directing resources to those businesses that have the best opportunities to achieve both significant financial growth and market leadership. The divestiture enables the Financial Services segment to focus on its core business of providing independent research, ratings, data, indices and portfolio services. The impact of this divestiture on comparability of results is immaterial.
- During 2006, no significant acquisitions or divestitures were made.
- During 2006, the Sweets building products database was integrated into the McGraw-Hill Construction Network, providing architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets would move from a primarily print catalog to an online service, customers contracted to purchase a bundled print and integrated online product. Historically, Sweets print catalog sales were recognized in the fourth quarter of each year, when catalogs were delivered to our customers. Online service revenue is recognized as service is provided. The impact of recognizing sales of the bundled product ratably over the service period negatively impacted 2006 revenue by $23.8 million and operating profit by $21.1 million, with the deferral recognized in 2007.
- In 2007, the Company restructured a limited number of business operations to enhance the Company's long-term growth prospects. The Company incurred a 2007 pre-tax restructuring charge of $43.7 million ($27.3 million after-tax, or $0.08 per diluted share), which consisted mostly of severance costs related to a workforce reduction of approximately 600 positions across the Company.
- In 2006, the Company also restructured a limited number of business operations to enhance the Company's long-term growth prospects and incurred a 2006 pre-tax restructuring charge of $31.5 million ($19.8 million after-tax, or $0.06 per diluted share), which consisted primarily of vacant facilities and employee severance costs related to the reduction of approximately 700 positions in the McGraw-Hill Education segment, Information & Media segment and Corporate.
- In 2006, the Company incurred a one-time pre-tax charge of $23.8 million ($14.9 million after-tax or $0.04 per diluted share) from the elimination of the Company's restoration stock option program. The Company's Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006.

OPERATING PROFIT AND MARGIN

The following table sets forth information about the Company's operating profit and operating margin by segment:

2008 Compared with 2007

	2008			2007		
(in millions)	**Operating Profit[a]**	**% Total**	**% Margin**	Operating Profit[b]	% Total	% Margin
McGraw-Hill Education	**$ 316.5**	**22%**	**12%**	$ 400.0	22%	15%
Financial Services	**1,055.4**	**72%**	**40%**	1,359.4	75%	45%
Information & Media	**92.0**	**6%**	**9%**	63.5	3%	6%
Total	**$1,463.9**	**100%**	**23%**	$1,822.9	100%	27%

(a) 2008 operating profit includes a pre-tax restructuring charge and the impact of reduction in incentive compensation.

(b) 2007 operating profit includes pre-tax gains relating to divestitures and a pre-tax restructuring charge.

As demonstrated by the preceding table, operating margin percentages vary by operating segment and the percentage contribution to operating profit by each operating segment varies from year to year.

- The 2008 operating profit and operating margin percentages were influenced by the following factors:
  - The McGraw-Hill Education segment's 2008 operating profit and margin decreases were primarily due to the following items:
    - At the School Education Group ("SEG"), declines in residual sales in the adoption states as well as lower new and residual sales in the open territory markets were partially offset by a strong performance in the state new adoption market.
    - Increased amortization of prepublication costs of $30.3 million as a result of the investments made in prior years in anticipation of the strong 2008 state adoption market.
    - Reductions to reflect a change in the projected payout of the restricted performance stock awards and reductions in other incentive compensation helped mitigate the operating profit decline by $29.3 million.
    - Pre-tax restructuring charges of $25.3 million and $16.3 million affected the MHE segment's operating profit for 2008 and 2007, respectively.
  - The Financial Services segment's 2008 operating profit and margin decreases were primarily due to the following items:
    - Significant declines in structured finance ratings as well as decreases in corporate ratings negatively impacted the financial services segment operating profit and margins.
    - Demand for credit ratings-related information products such as RatingsXpress and RatingsDirect helped mitigate the impact of declines in structured finance and corporate ratings on operating profit and margin.
    - Reductions to reflect a change in the projected payout of the restricted performance stock awards and reductions in other incentive compensation helped mitigate the operating profit decline by $166.0 million.

- Pre-tax restructuring charges of $25.9 and $18.8 million impacted the Financial Services segment's operating profit for 2008 and 2007, respectively.
  - The Information & Media segment's 2008 operating profit and margin increases were primarily due to the following items:
    - In the Business-to-Business Group, oil, natural gas and power news and pricing products experienced growth as a result of the increased demand for market information due to volatility in the price of crude oil and other commodities.
    - Reductions to reflect a change in the projected payout of the restricted performance stock awards and reductions in other incentive compensation had a positive impact on operating profit of $22.6 million.
    - Pre-tax restructuring charges of $19.2 million and $6.7 million impacted the Information & Media segment's operating profit for 2008 and 2007, respectively.

2007 Compared with 2006

	2007			2006		
(in millions)	Operating Profit(a)	% Total	% Margin	Operating Profit(b)	% Total	% Margin
McGraw-Hill Education	$ 400.0	22%	15%	$ 329.1	21%	13%
Financial Services	1,359.4	75%	45%	1,202.3	76%	44%
Information & Media	63.5	3%	6%	49.9	3%	5%
Total	$1,822.9	100%	27%	$1,581.3	100%	25%

(a) 2007 operating profit includes pre-tax gains relating to divestitures and a pre-tax restructuring charge.

(b) 2006 operating profit includes a pre-tax charge related to the elimination of the Company's restoration stock option program and a pre-tax restructuring charge.

As demonstrated by the preceding table, operating margin percentages vary by operating segment and the percentage contribution to operating profit by each operating segment varies from year to year.

- The 2007 operating profit and operating margin percentages increased across all segments reflecting growing revenues and efficiency improvements.
  - The McGraw-Hill Education segment's 2007 operating profit and margin increases were primarily due to the following items:
    - Strong performance at the School Education Group was driven by an increase in the total state new adoption market from approximately $685 million in 2006 to approximately $820 million in 2007. In 2007, SEG outperformed the industry in the state new adoption market with an estimated share of 32% in grades K–12.
    - Growth at the Higher Education, Professional and International Group was fueled by U.S. and international sales of higher education titles, growth in professional and reference products and expansion internationally.
    - SEG's testing revenue increased over the prior year due to custom contracts in Georgia, Indiana, Florida and Wisconsin and higher shelf revenue driven chiefly by sales of *Acuity* formative assessments. SEG continued to invest in technology to improve efficiencies in developing, delivering, and scoring custom assessments.
    - Pre-tax restructuring charges of $16.3 million and $16.0 million affected the MHE segment operating profit for 2007 and 2006, respectively.
  - The Financial Services segment's 2007 operating profit and margin increases were primarily due to the following items:
    - Acquisition-related financing and share repurchasing activity drove growth in corporate issuance (industrial and financial institutions) in both the U.S. and globally.
    - Robust public finance issuance was driven by requirements to raise new money to fund municipal projects and to refund existing debt.
    - Strong demand for investment services products such as Capital IQ and securities information products such as RatingsXpress and RatingsDirect.
    - Continued expansion in Standard & Poor's indices, due to growth in assets under management for exchange traded funds.
    - Positive returns earned by CRISIL Limited, India's leading provider of credit ratings, financial news and risk and policy advisory services.
    - Pre-tax restructuring charges of $18.8 million impacted the Financial Services segment's operating profit for 2007.
    - The sale of the segment's mutual fund data business contributed a $17.3 million pre-tax gain to operating profit for 2007 but did not materially impact the comparability of results.
  - The Information & Media segment's 2007 operating profit and margin increases were primarily due to the following items:
    - In the Business-to-Business Group, oil, natural gas and power news and pricing products experienced growth as a result of the increased demand for market information due to volatility in the price of crude oil and other commodities.
    - Expansion of international research studies, growth domestically from new research studies and increased revenue from corporate communications positively influenced 2007 Business-to-Business Group results.
    - The Sweets transformation in the Business-to-Business Group resulted in deferral of revenues of $23.8 million and operating profit of $21.1 million in 2006, with a corresponding benefit in 2007.
    - Declines in *BusinessWeek*'s advertising pages in the global edition for 2007 had an adverse impact on 2007 Business-to-Business Group results.
    - In Broadcasting, comparisons to 2006 were adversely impacted by declines in political advertising as well as local and national advertising, particularly in the automotive and services sectors.
    - Pre-tax restructuring charges of $6.7 million and $8.7 million impacted the Information & Media segment's operating profit for 2007 and 2006, respectively.
    - Information & Media's 2006 operating profit includes a one-time pre-tax stock-based compensation expense charge of $2.7 million from the elimination of the Company's restoration stock option program.

OPERATING COSTS AND EXPENSES

(in millions)	2008	2007	2006
Operating-related expenses	**$2,513.0**	$2,527.6	$2,387.2
% (decrease)/growth	**(0.6)%**	5.9%	3.1%
Selling and general expenses	**2,308.9**	2,437.9	2,287.9
% (decrease)/growth	**(5.3)%**	6.6%	5.3%
Other operating costs and expenses	**178.3**	161.0	161.6
% growth	**10.8%**	–%	7.0%
Total expense	**$5,000.2**	$5,126.5	$4,836.7
% (decrease)/growth	**(2.5)%**	6.0%	4.2%

2008 Compared with 2007

- Total expenses in 2008 decreased 2.5% while total revenue in 2008 decreased 6.2%.
  - During 2008 and 2007, the Company restructured a limited number of business operations to enhance the Company's long-term growth prospects. Included in selling and general expenses for 2008 are pre-tax restructuring charges of $73.4 million ($45.9 million after-tax, or $0.14 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 1,045 positions across the Company. Included in selling and general expenses for 2007 are pre-tax restructuring charges of $43.7 million ($27.3 million after-tax, or $0.08 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 600 positions across the Company.
  - In 2008, the Company reduced the projected payout percentage of its outstanding restricted performance stock awards. In accordance with SFAS No. 123(R), "Share-Based Payment," the Company recorded an adjustment to reflect the current projected payout percentages for the awards which resulted in stock-based compensation having a beneficial impact on the Company's expenses.
- Total product-related expenses increased 1.8% while product revenue decreased 0.8%.
  - Product operating-related expenses, which includes amortization of prepublication costs, increased $51.8 million or 4.6%, primarily due to the growth in expenses at McGraw-Hill Education. The growth in expenses is primarily due to increases in direct expenses relating to product development, partially offset by cost containment efforts.
    - Amortization of prepublication costs increased by $30.3 million or 12.6%, as compared with same period in 2007, as a result of adoption cycles.
    - For 2008, combined printing, paper and distribution prices for manufacturing, which represented 23.2% of total operating-related expenses, decreased 1% versus 2007.
    - Printing prices declined 2.5% versus 2007 primarily due to successful negotiations with major U.S. printing and multi-media packaging suppliers and more cost effective product assignments to low-cost providers globally.
    - Paper prices were limited to an increase of 3.7% due to successful negotiations and long-term agreements currently in place.
    - Overall distribution prices increased 2.5% due to U.S. Postal Service, international postage and airfreight rate increases, offset by savings resulting from changes in distribution delivery methods and negotiations with ground carriers.
  - Product-related selling and general expenses decreased 1.3%, primarily due to cost containment initiatives at McGraw-Hill Education.
  - The product margin deteriorated 219 basis points mainly due to increased amortization of prepublication costs at McGraw-Hill Education.
- Total service-related expenses decreased 6.5% while service revenue decreased 9.5%.
  - Service operating-related expenses decreased 4.7% primarily due to the lower direct costs related to revenues and reduced 2008 incentive compensation costs.
  - Service selling and general expenses decreased 8.1% primarily due to reduced 2008 incentive compensation costs.
  - The service margin deteriorated 226 basis points primarily due to revenue declines at Financial Services.
- Other operating costs and expenses, which include depreciation and amortization of intangibles, increased 10.8% reflecting amortization on intangibles from recent acquisitions and depreciation on the Company's new information technology data center.

Expense Outlook

Product-related expense is expected to be flat with 2008 despite a $15 million increase in amortization of prepublication costs, which reflects the higher level of investment made by McGraw-Hill Education in 2007 and 2008. In 2009, prepublication spending is expected to decrease by approximately $29 million to $225 million reflecting the reduced revenue opportunities in the state new adoption market as well as prudent investments and continued off-shoring benefits.

Combined printing, paper and distribution prices for product-related manufacturing, which typically represent approximately 20% of total operating-related expenses, are expected to rise 1.3% in 2009. Overall printing prices for the Company will only rise 0.3% due to successful negotiations with major U.S. manufacturing suppliers and continued emphasis on effective product assignments to low-cost suppliers globally. McGraw-Hill's paper prices will be limited to an increase of 4.2% mainly due to long-term agreements and stabilized pricing agreements that limit price increases for the majority of the Company's paper purchases. Distribution prices are expected to rise 3.1% due to increases in USPS and international postage rates, airfreight and trucking.

In 2009, the Company will continue its efforts relating to its global resource management initiatives and business process improvements to further enhance operating efficiencies and leverage its buying power. The Company expects to generate expense savings from the restructurings implemented over the last few years.

Merit increases for 2009 will be approximately 3.0%, a reduction from 3.5% in 2008. Headcount is expected to be flat at the McGraw-Hill Education and Information & Media segments. Financial Services will increase positions to support the faster growing businesses within that segment, although at a slower pace than 2008.

In 2009, incentive compensation is expected to be $110 million, an increase versus 2008, which reflected the benefit of significant reductions of accruals for restricted performance stock awards and other incentive plans.

In 2009, capital expenditures are projected at approximately $90 million, representing a $16 million decline versus 2008. The reduction in capital expenditures is mainly due to reduced technology spending. Depreciation is expected to increase approximately $10 million to approximately $130 million as a result of projected 2009 capital spending and the full year impact of 2008 capital expenditures. Intangible amortization is expected to slightly decrease versus 2008.

2007 Compared with 2006

- Total expenses in 2007 increased 6.0% while total revenue in 2007 increased 8.3%. The growth in total expenses is attributed primarily to the growth in the Financial Services and McGraw-Hill Education segments.
- The Company implemented SFAS No. 123(R), "Share-Based Payment," on January 1, 2006. Included in the 2006 stock-based compensation expense is a one-time charge of $23.8 million from the elimination of the Company's restoration stock option program.
- Total product-related expenses increased 5.3% while product revenue increased 6.6%.
  - Product operating-related expenses, which includes amortization of prepublication costs, increased $37.2 million or 3.4%, primarily due to the growth in expenses at McGraw-Hill Education. The growth in expenses is primarily due to increases in direct expenses relating to product development, partially offset by cost containment efforts.
  - Amortization of prepublication costs increased by $11.8 million or 5.2%, as compared with same period in 2006, as a result of product mix and adoption cycles.
  - For 2007, combined printing, paper and distribution prices for manufacturing, which represented 23.2% of total operating-related expenses, remained flat versus 2006.
    - Printing prices decreased slightly versus 2006 due to successful negotiations with suppliers globally.
    - Paper prices were limited to a slight increase due to successful negotiations and long-term agreements in place limiting increases for a majority of the Company's paper purchases.
    - Overall distribution prices increased 2.6% due to U.S. Postal Service, international postage and airfreight rate increases, offset by savings resulting from changes in distribution delivery methods and negotiations with ground carriers.
  - Product-related selling and general expenses increased 7.4%, primarily due to increased sales opportunities at McGraw-Hill Education.
  - The product margin improved 1.0% mainly due to the increased state new adoption opportunities at McGraw-Hill Education and the effect of previous restructuring initiatives.
- Total service-related expenses increased 6.9% while service revenue increased 9.3%.
  - Service operating-related expenses increased 8.0%.
  - Service selling and general expenses increased 5.9%.
  - The service margin improved 1.5%, primarily due to revenue growth across all segments led by Financial Services.
- During 2007 and 2006, the Company restructured a limited number of business operations to enhance the Company's long-term growth prospects. Included in selling and general expenses for 2007 are pre-tax restructuring charges of $43.7 million ($27.3 million after-tax, or $0.08 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 600 positions across the Company. Included in selling and general expenses for 2006 are pre-tax restructuring charges of $31.5 million ($19.8 million after-tax, or $0.06 per diluted share), which consisted primarily of employee severance costs related to the reduction of approximately 700 positions in the McGraw-Hill Education segment, Information & Media segment and Corporate.
- Other operating costs and expenses, which include depreciation and amortization of intangibles, were essentially flat.

OTHER INCOME – NET

(in millions)	**2008**	2007	2006
Other income – net	**$ –**	$17.3	$ –

- In 2007, other income includes a gain on the sale of the Company's mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share).

INTEREST EXPENSE – NET

(in millions)	**2008**	2007	2006
Interest expense – net	**$75.6**	$40.6	$13.6

- Interest expense increased in 2008 compared with 2007 primarily due to the full year impact of the Company's outstanding senior notes, which were issued in November 2007 combined with lower interest income earned on lower investment balances and lower interest rates.
- In November 2007, the Company issued $1.2 billion of senior notes as follows:
  - $400 million of 5.375% senior notes due in 2012;
  - $400 million of 5.900% senior notes due in 2017; and
  - $400 million of 6.550% senior notes due in 2037.

  - Included in the years ended 2008 and 2007 is $71.5 million and $11.7 million, respectively, of interest and debt discount amortization related to the senior notes.
- Average total short-term borrowings consisted of commercial paper, extendible commercial notes ("ECNs"), and promissory note borrowings.
  - Average short-term borrowings outstanding during the year ended 2008 and 2007 were $239.2 million at an average interest rate of 2.2%, and $674.8 million at an average interest rate of 5.4%, respectively.
  - Average commercial paper outstanding during 2006 was $223.1 million at an average interest rate of 5.2%.
- The increase in interest expense in 2007 compared to 2006 resulted from an increase in both average commercial paper borrowings and higher interest rates. Lower interest income earned on lower investment balances represents the remaining variance. The increase in average borrowings was required to help fund share repurchases of 37.0 million shares in 2007 compared with 28.4 million shares in 2006.
- Included in 2008, 2007 and 2006 was approximately $8.1 million, $8.5 million and $8.9 million, respectively, of non-cash interest expense related to the accounting for the sale-leaseback of the Company's headquarters building in New York City.
- In 2009, interest expense is projected to remain consistent with 2008.

PROVISION FOR INCOME TAXES

	2008	2007	2006
Provision for income taxes as % of income from operations	**37.5%**	37.5%	37.2%

- During 2008, the Company completed various federal, state and local, and foreign tax audits. The favorable impact to tax expense in 2008 was $15.9 million which was offset by additional tax requirements for the repatriation of cash from foreign operations.
- During 2008, the Company completed the U.S. federal tax audit for the year ended December 31, 2007 and consequently has no open U.S. federal income tax examinations for years prior to 2008. In 2008, the Company completed various state and foreign tax audits and, with few exceptions, is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002. See Note 5 to the Company's consolidated financial statements for reconciliation of the beginning and ending amount of unrecognized tax benefits.
- The Company adopted the provisions of FIN 48 on January 1, 2007. The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2008 and 2007 was $27.7 million and $45.8 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2008 and 2007, are $2.2 million and $3.9 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2008 and 2007, the Company had $13.5 million and $11.9 million, respectively, of accrued interest and penalties associated with uncertain tax positions.
- During 2007, the Company completed the U.S. federal tax audits for the years ended December 31, 2004, 2005 and 2006 and also completed various state and foreign tax audits. The favorable impact to tax expense was $20.0 million which was offset by additional tax requirements for the repatriation of cash from foreign operations. During 2007, the Company's annual effective tax rate increased from 37.2% to 37.5% due to minor increases in state taxes.
- During 2006, the Company completed various federal, state and local, and foreign tax audits and accordingly removed approximately $17 million from its accrued income tax liability accounts. This amount was offset by additional requirements for taxes related to foreign subsidiaries.
- The Company expects the 2009 effective tax rate to be approximately 37.0% absent the impact of numerous factors including intervening audit settlements, changes in federal, state or foreign law and changes in the locational mix of the Company's income.

NET INCOME

(in millions)	2008	2007	2006
Net income	**$799.5**	$1,013.6	$882.2
% (decrease)/growth	**(21.1)%**	14.9%	4.5%

- Net income for 2008 decreased as compared with 2007 primarily as a result of the decreased revenue performance in the Financial Services and McGraw-Hill Education segments.
  - 2008 includes a $45.9 million after-tax restructuring charge.
  - 2007 includes a $27.3 million after-tax restructuring charge and a $10.3 million after-tax gain on the divestiture of the Company's mutual fund data business.
- Net income for 2007 increased as compared with 2006 as a result of the strong performance in the Financial Services and McGraw-Hill Education segments.
  - 2006 includes a $19.8 million after-tax restructuring charge and a $14.9 million after-tax stock-based compensation charge due to the elimination of the Company's stock restoration program. The Sweets transformation from a primarily print catalog to an integrated online service resulted in an after-tax deferral of $13.3 million in the 2006 net income with a corresponding increase in 2007.

DILUTED EARNINGS PER COMMON SHARE

	2008	2007	2006
Diluted earnings per common share	**$2.51**	$2.94	$2.40
% (decrease)/growth	**(14.6)%**	22.5%	8.6%

- The decrease in diluted earnings per share in 2008 as compared to 2007 was due to decreases in net income, partially offset by share repurchases of 10.9 million in 2008.
  - 2008 includes a $0.14 after-tax restructuring charge.
  - 2007 includes a $0.03 after-tax benefit of the divestiture of the Financial Services' mutual fund data business and a $0.08 after-tax restructuring charge.
- The increase in diluted earnings per share in 2007 as compared to 2006 was due to increases in net income, enhanced by share repurchases of 37.0 million and 28.4 million in 2007 and 2006, respectively.
  - 2006 includes a one-time after-tax charge of $0.04 from the elimination of the Company's restoration stock option program, a $0.06 after-tax restructuring charge and $0.04 deferral of revenue relating to the Sweets transformation which was recognized in 2007.

SEGMENT REVIEW

MCGRAW-HILL EDUCATION

(in millions)	2008(a)	2007(b)	2006(c)
Revenue	**$2,638.9**	$2,705.9	$2,524.2
% (decrease)/increase	**(2.5)%**	7.2%	(5.5)%
Operating profit	**$ 316.5**	$ 400.0	$ 329.1
% (decrease)/increase	**(20.9)%**	21.5%	(19.8)%
% operating margin	**12%**	15%	13%

(a) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(b) Operating profit includes a pre-tax restructuring charge.

(c) Operating profit includes a pre-tax charge related to the elimination of the Company's restoration stock option program and a pre-tax restructuring charge.

The McGraw-Hill Education segment is one of the premier global educational publishers serving the elementary and high school ("el-hi"), college and university, professional, international and adult education markets. The segment consists of two operating groups: the School Education Group ("SEG") and the Higher Education, Professional and International ("HPI") Group.

2008 Compared with 2007

- In 2008, revenue for the McGraw-Hill Education segment decreased from the prior year.
  - SEG's revenue declined 5.4%, due to lower residual sales in the adoption states and lower new and residual sales in the open territory market partially offset by an increase in state new adoption basal sales.
    - The decline in open territory and residual sales, which are typically ordered in the second half of the year, reflected lower discretionary spending by schools, many of which were operating on tighter budgets as state and local tax revenues declined while other costs, especially energy costs, increased.
    - In testing, revenue declined owing to a decrease in custom contract revenues, partially offset by increased sales of non-custom or "off the shelf" products, notably *Acuity* formative assessments, *LAS Links* assessments for English-language learners, and TABE assessments for adult learners.
  - HPI's revenue increased by 0.9%, reflecting growth in U.S. and international sales of higher education titles which was partially offset by declines in sales of professional and reference products.
    - Higher education revenue increased for digital products.
    - Sales of professional books, especially those intended for the consumer market, declined as retailers reduced their inventories through lower orders in response to weak customer demand.
    - International revenue increased, led by success in India and Asia that was partially offset by sales declines in Latin America and Australia.
- In 2008, operating profit for the McGraw-Hill Education segment declined primarily due to decreased SEG revenues coupled with increased prepublication amortization, technology investment and marketing expenses.
- Reductions in 2008 incentive compensation helped mitigate the operating profit reduction, as further described in the "Consolidated Review" section of this *Management's Discussion and Analysis of Financial Condition and Results of Operations*.
- Foreign exchange rates adversely impacted revenue by $7.3 million and did not have a material impact on operating profit.
- In 2008, the McGraw-Hill Education segment incurred pre-tax restructuring charges totaling $25.3 million. These charges consisted primarily of employee severance costs resulting from a workforce reduction of approximately 455 positions, driven by continued cost containment and cost reduction activities as a result of current economic conditions.
- In 2007, the McGraw-Hill Education segment incurred pre-tax restructuring charges totaling $16.3 million. These charges consisted of employee severance costs resulting from to a workforce reduction of approximately 300 positions across the segment. The 2007 restructuring activities related primarily to the reallocation of certain resources to support continued digital evolution and productivity initiatives at HPI and SEG.

Outlook

In 2009, the el-hi market is projected to decline by 10% to 15%, a change driven by the adoption cycle and by the expectation that spending on instructional materials in both the adoption states and open territory will continue to reflect the weak economic environment and related budgetary pressures at the state and local levels. The total available state new adoption market in 2009 is estimated at between $675 million and $725 million, depending on state funding availability, compared with approximately $980 million in 2008. The key adoption opportunities in 2009 are K–8 reading and K–8 math in California and 6–12 reading/literature in Florida. Open territory sales, which declined last year, are projected to decline further due to funding issues despite pent-up demand for new instructional materials. In 2009, SEG anticipates that the testing market will again reflect pressures on state budgets, limiting the opportunities for custom contract work that is not mandated by federal or state requirements; however, SEG expects to see continued growth in revenue for "off the shelf" testing products.

HPI expects 2009 to be a challenging year due to the difficult economic environment in both the United States and internationally. However, growth is expected at all four higher education imprints: Science, Engineering and Mathematics ("SEM"); Business and Economics ("B&E"); Humanities, Social Science and Languages ("HSSL"); and Career Education. Revenue for some professional product categories will be adversely impacted by continuing weakness in the retail environment. This will be partially offset by forthcoming titles for the scientific, technical and medical markets, which are less vulnerable to economic downturns than the general retail market. Digital licensing and digital subscriptions should also contribute to revenue growth.

Operating margins for 2009 are expected to decline primarily due to the decreased revenue opportunities in the el-hi market.

2007 Compared with 2006

- In 2007, revenue for the McGraw-Hill Education segment increased from the prior year.
  - The increase in SEG's revenue of 6.7% was driven by an increase in the total state new adoption market from approximately $685 million in 2006 to approximately $820 million in 2007. In 2007, SEG outperformed the industry in the state new adoption market with an estimated share of 32% in grades K–12.
  - HPI's revenue increased by 7.8% reflecting growth in U.S. and international sales of higher education titles, growth in professional and reference products and expansion internationally.
- In 2007, operating profit for the McGraw-Hill Education segment increased by $70.9 million or 21.5% as compared to 2006 driven by increased state new adoption opportunities in SEG and expansion across HPI, as well as cost containment efforts. The operating margin grew as a result of an increase in the total state new adoption market in 2007 and cost savings from various process efficiency initiatives, including the 2006 reorganization of the School Solutions Group.
- Foreign exchange rates benefited revenue by $23.6 million and did not have a material impact on operating profit.
- In 2007, the McGraw-Hill Education segment incurred pre-tax restructuring charges totaling $16.3 million. The pre-tax charge consists of employee severance costs related to a workforce reduction of approximately 300 positions across the segment and is included in selling and general expenses. These restructuring activities related primarily to reallocation of certain resources to support continued digital evolution and productivity initiatives at HPI and SEG.
- In 2006, the McGraw-Hill Education segment incurred pre-tax restructuring charges totaling $16.0 million. The restructuring included the integration of the Company's elementary and secondary basal publishing businesses. The pre-tax charge consisted of employee severance costs related to a workforce reduction of approximately 450 positions primarily at SEG and vacant facilities costs at SEG. The vacant facilities costs primarily relate to the shutdown of the Company's Salinas, California facility.
- McGraw-Hill Education's 2006 operating profit includes a one-time pre-tax stock-based compensation charge of $4.2 million from the elimination of the Company's restoration stock option program.

School Education Group

(in millions)	**2008**	2007	2006
Revenue	**$1,362.6**	$1,441.0	$1,351.1
% (decrease)/increase	**(5.4)%**	6.7%	(12.2)%

The McGraw-Hill School Education Group ("SEG") consists of several key brands, including SRA/McGraw-Hill, specialized niche basal programs such as *Everyday Mathematics*; Wright Group/McGraw-Hill, innovative supplementary products for the early childhood, elementary and remedial markets; Macmillan/McGraw-Hill, core basal instructional programs for the elementary market; Glencoe/McGraw-Hill, basal and supplementary products for the secondary market; CTB/McGraw-Hill, customized and standardized testing materials and scoring services, online diagnostics and formative assessment products; and The Grow Network/McGraw-Hill, assessment reporting and customized content.

2008 Compared with 2007

- SEG revenue declined, as an increase in state new adoption basal sales was more than offset by lower residual sales in the adoption states and by lower new and residual sales in the open territory market. The decline in open territory and residual sales, which are typically ordered in the second half of the year, reflected lower discretionary spending by schools, many of which were operating on tighter budgets as state and local tax revenues declined while other costs, especially energy costs, increased.
  - In the K–5 market for balanced basal programs, sales increased due to higher adoption state sales in Texas, California, and Florida. Open territory sales for these

programs were also higher because of increased sales in several states, particularly for reading. K–5 residual and supplemental sales declined in both the adoption states and open territory as schools reduced discretionary spending.
  - 6–12 basal sales decreased due primarily to a reduction in adoption state opportunities for secondary materials that was driven by Texas, which moved from 6–12 math purchasing in 2007 to K–5 math purchasing in 2008, and by Florida, which purchased for a number of 6–12 courses in 2007 but purchased K–5 reading in 2008. Open territory sales of 6–12 products increased due to higher orders for math and science in New York. As was true in the K–5 market, residual sales of 6–12 materials declined in adoption states and open territory as schools reduced discretionary spending.
  - Non-custom or "shelf" testing revenue increased driven by higher *Acuity* revenues in New York City, sales of the *LAS* series for English-language learners and sales of the TABE series. These gains were partially offset by declines in older shelf products.
  - Custom testing revenue declined due to reductions in the volume of work performed in 2008 on three state contracts. The expiration of several contracts that produced revenue in 2007 also contributed to the variance.

Industry Highlights

- Total U.S. PreK–12 enrollment for 2008–2009 is estimated at nearly 56 million students, up 0.3% from 2007–2008, according to the National Center for Education Statistics ("NCES").
- According to statistics compiled by the Association of American Publishers ("AAP"), total net basal and supplementary sales of elementary and secondary instructional materials decreased 4.4% through December 2008. Basal sales in adoption states and open territory for the industry decreased 2.7% compared to prior year. In the supplemental market, industry sales were down 11.4% versus prior year. The supplementary market has been declining in recent years, in large part because basal programs are increasingly comprehensive, offering integrated ancillary materials that reduce the need for separate supplemental products.

2007 Compared with 2006

- SEG revenue increases were primarily driven by the following:
  - In the adoption market, revenue increases were driven by strong basal sales performance including K–8 science in California and South Carolina, 6–12 math in Texas and K–5 reading in Tennessee, Indiana and Oregon. *Everyday Mathematics*, SEG's reform-based program, led the K–5 market in New Mexico.
  - Growth in the open territory was limited by overall softness in the market, but SEG achieved strong sales in New York City with K–8 math and 6–8 science. The new, third edition of *Everyday Mathematics* also performed well throughout the open territory.
  - Market conditions also limited growth in the supplementary market, although SEG experienced success with its reading and math intervention programs, particularly *Number Worlds*.
  - SEG's testing revenue increased over the prior year driven by custom contracts in Georgia, Indiana, Florida and Wisconsin and higher shelf revenue driven chiefly by sales of *Acuity* formative assessments. SEG continued to invest in technology to improve efficiencies in developing, delivering, and scoring custom assessments.

Industry Highlights

- SEG revenue reflected the total state new adoption market in 2007 of approximately $820 million as compared with approximately $685 million in 2006.
- Total U.S. PreK–12 enrollment for 2006–2007 was estimated at 55.0 million students, up 0.5% from 2005–2006, according to the NCES.
- According to statistics compiled by the AAP, total net basal and supplementary sales of elementary and secondary instructional materials were up by 2.7% for the year ended December 2007 compared to the prior year.

Higher Education, Professional and International Group

(in millions)	**2008**	2007	2006
Revenue	**$1,276.3**	$1,264.8	$1,173.0
% increase	**0.9%**	7.8%	3.5%

The McGraw-Hill Higher Education, Professional and International ("HPI") Group serves the college, professional, international and adult education markets.

2008 Compared with 2007

- HPI's revenue increased by 0.9% reflecting growth in U.S. sales of higher education titles, as well as expansion of international sales of higher education, professional and references products.
- Higher Education revenue increased, led by growth in the Career and Business & Economics ("B&E") imprints. The Humanities, Social Science and Languages ("HSSL") imprint showed a slight increase, while the Science, Engineering, Mathematics ("SEM") imprint showed a slight decline. Homework Management products and electronic books drove digital product growth.
  - Key titles contributing to 2008 performance included Knorre, *Puntos de partida*, 8/e; Nickels, *Understanding Business*, 8/e; McConnell, *Economics*, 17/e; Garrison, *Managerial Accounting*, 12/e; and Ober, *Keyboarding*, 10/e.
- Revenue in the professional market declined versus the prior year due to lower book sales, particularly titles intended for the consumer market, in a weak retail environment and strong prior year sales of *McGraw-Hill Encyclopedia of Science and Technology*, which was published in May 2007, partially offset

by current year sales of the new edition of *Harrison's Principles of Internal Medicine*. Growth in digital subscriptions and digital licensing had a favorable impact for the year.
- International revenue increased, led by success in India and Asia, partially offset by sales declines in other regions, particularly Latin America.

Industry Highlights
- The U.S. college new textbook market is approximately $3.8 billion and is expected to grow about 3% in 2009. In 2009, all the Company's higher education imprints will have large, competitive lists of new titles and the Company anticipates that it will hold or grow its market position in the industry. As technology continues to be the key trend in higher education for course management and content delivery, the HPI Group will aggressively pursue a variety of e-initiatives, including electronic books, homework support for students and online faculty training and support.
- U.S. college enrollments are projected to rise by 17% to 20.4 million between 2005 and 2016, according to the National Center for Educational Statistics ("NCES"). On-line education enrollments continue to grow faster than traditional enrollments, although at a slower rate than in prior years. For-profit colleges and distance-learning institutions continue to report strong enrollment growth, with annual gains of 7.5% expected through 2010. Internationally, enrollments are also expected to increase significantly in India and China.
- 2009 will see increased federal funding due to the U.S. government's removal of the "50% rule" in 2008. Colleges are no longer required to deliver at least half of their courses on campus, instead of online, to qualify for federal student aid. The fully online education market is expected to be split evenly between for-profit and not-for-profit schools in 2009. Negatively affecting the higher education market is the purchase of used books, which has grown as a percentage of total book sales from 35% in 2006 to 36% in 2007, according to Bowker/Monument Information Resource. Piracy and textbook leakage also continue to plague the industry. Foreign governments are aiding in combating this trend, especially in China.

2007 Compared with 2006
- Revenues increased for the principal higher education imprints, Science, Engineering and Mathematics ("SEM"), Humanities, Social Science and Languages ("HSSL") and Business and Economics ("B&E") with growth largely driven by B&E's frontlist and backlist titles along with key titles from the other imprints.
  - New copyright titles contributing to growth included: McConnell, *Economics*, 17/e; Nickels, *Understanding Business*, 8/e; Garrison, *Managerial Accounting*, 12/e; Kamien, *Music: An Appreciation, Brief Edition*, 6/e; Bentley, *Traditions and Encounters*, 4/e; Getlein, *Living with Art*, 8/e; and Wild, *Fundamental Accounting Principles*, 18/e.
- Contributing to the performance of professional titles were *McGraw-Hill Encyclopedia of Science & Technology*, 10/e; *Harrison's Principles of Internal Medicine*, 16/e; *Harrison's Manual of Medicine, Crucial Conversations*; and *Current Medical Diagnosis & Treatment*.
- Internationally, strong performance was driven by increased professional sales in Australia, strong adoptions in India, and increased higher education volume in Korea and China. HPI also benefited from increased higher education funding in Brazil and strong school sales in Spain.

FINANCIAL SERVICES

(in millions)	2008[(a)]	2007[(b)]	2006[(c)]
Revenue	**$2,654.3**	$3,046.2	$2,746.4
% (decrease)/increase	**(12.9)%**	10.9%	14.4%
Operating profit	**$1,055.4**	$1,359.4	$1,202.3
% (decrease)/increase	**(22.4)%**	13.1%	18.0%
% operating margin	**40%**	45%	44%

(a) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(b) Operating profit includes a pre-tax gain on the sale of the Company's mutual fund data business and a pre-tax restructuring charge.

(c) Operating profit includes a pre-tax charge related to the elimination of the Company's restoration stock option program.

The Financial Services segment operates under the Standard & Poor's brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The segment consists of two operating groups: Credit Market Services and Investment Services. Credit Market Services provides independent global credit ratings, credit risk evaluations, and ratings-related information and products. Investment Services provides comprehensive value-added financial data, information, indices and research.

Issuance volumes noted within the discussion that follows are based on the domicile of the issuer. Issuance volumes can be reported in two ways: by "domicile" which is based on where an issuer is located or where the assets associated with an issue are located, or based on "marketplace" which is where the bonds are sold.

2008 Compared with 2007
- In 2008, Financial Services revenue and operating profit decreased over prior year primarily driven by:
  - Credit Market Services revenue and operating profit were adversely impacted by the turbulence in the global financial markets resulting from challenged credit markets, financial difficulties experienced by several financial institutions and shrinking investor confidence in the capital markets.
  - Strength in Investment Services mitigated decreases experienced in Credit Market Services and was driven by demand for both the Capital IQ and index products.
  - Reductions in 2008 incentive compensation helped mitigate the operating profit reduction, as further described in the "Consolidated Review" section of this *Management's*

Discussion and Analysis of Financial Condition and Results of Operations.
  - Foreign exchange positively impacted revenue growth by $16.9 million and operating profit by $35.4 million.
- In 2008, the Financial Services segment incurred a pre-tax restructuring charge of $25.9 million consisting of employee severance costs related to the reduction of approximately 340 positions, driven by continued cost containment activities as a result of the current credit market environment and economic conditions.
- On March 16, 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other income, and had an immaterial impact on the comparison of the segment's operating profit. The divestiture of the mutual fund data business was consistent with the Financial Services segment's strategy of directing resources to those businesses which have the best opportunities to achieve both significant financial growth and market leadership. The divestiture enables the Financial Services segment to focus on its core business of providing independent research, ratings, data, indices and portfolio services.

Outlook

The current turbulent conditions in the global financial markets have resulted from challenged credit markets, financial difficulties experienced by several financial institutions and shrinking investor confidence in the capital markets. Because of the current credit market conditions, issuance levels deteriorated significantly across all asset classes. It is possible that these market conditions and global issuance levels in structured finance and corporate issuance could persist through 2009. The outlook for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and collateralized debt obligations ("CDO") asset classes as well as other asset classes is dependent upon many factors, including the general condition of the economy, interest rates, credit quality and spreads, and the level of liquidity in the financial markets. Although several governments and central banks around the globe have implemented measures in an attempt to provide additional liquidity to the global credit markets, it is still too early to determine the effectiveness of these measures.

Investment Services is expected to experience a challenging and competitive market environment in 2009. Its customer base is largely comprised of members from the financial services industry, which is experiencing a period of consolidation resulting in both reductions in the number of firms and workforce. In addition, the expiration of the Global Equity Research Settlement in July 2009 is expected to moderately impact the revenues of the equity research business within the Investment Services operating unit in that Wall Street firms will no longer be required to provide their clients with independent equity research along with their own analysts' research reports. However, it is anticipated that the S&P Index business will benefit from demand for investable products and from the continued volatility and high trading volumes in the financial markets.

2007 Compared with 2006

- In 2007, Financial Services revenue and operating profit increased over prior year results despite challenging market conditions in the second half of 2007 in the credit markets which adversely impacted structured finance.
  - The Financial Services segment's increase in revenue and operating profit was driven by the performance of corporate (industrial and financial institutions) and government ratings as well as data, information and index products.
    - Acquisition-related financing, general refinancing and share repurchasing activity drove growth in corporate issuance in both industrial and financial institutions in the United States and globally.
    - Public finance issuance was driven by requirements to raise new money to fund municipal projects and to refund existing debt. A flat yield curve and low long-term yields also encouraged municipal issuance.
    - Strength in Investment Services was driven by demand for both the Capital IQ and index products. Foreign exchange positively impacted revenue growth by $53.0 million but did not materially impact operating profit growth.
- In 2007, the Financial Services segment incurred pre-tax restructuring charges totaling $18.8 million. The pre-tax charge consists of employee severance costs related to a workforce reduction of approximately 170 positions across the segment. The business environment and the consolidation of several support functions drove these restructuring activities across the segment's global operations. The segment's restructuring actions affected both its Credit Market Services and Investment Services businesses.
- As discussed above, on March 16, 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other income, and had an immaterial impact on the comparison of the segment's operating profit.

Legal and Regulatory Environment

The financial services industry is subject to the potential for increased regulation in the United States and abroad. The businesses conducted by the Financial Services segment are in certain cases regulated under the Credit Rating Agency Reform Act of 2006, U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934 and/or the laws of the states or other jurisdictions in which they conduct business.

Standard & Poor's Ratings Services is a credit rating agency that is registered with the Securities and Exchange Commission ("SEC") as one of ten Nationally Recognized Statistical Rating Organizations, or NRSROs. The SEC first began designating NRSROs in 1975 for use of their credit ratings in the determination of capital charges for registered brokers and dealers under the SEC's Net Capital Rule.

Credit rating agency legislation entitled "Credit Rating Agency Reform Act of 2006" (the "Act") was signed into law on September 29, 2006. The Act created a new SEC registration system for rating agencies that volunteer to be recognized as

NRSROs. Under the Act, the SEC is given authority and oversight of NRSROs and can censure NRSROs, revoke their registration or limit or suspend their registration in certain cases. The SEC is not authorized to review the analytical process, ratings criteria or methodology of the NRSROs. An agency's decision to register and comply with the Act will not constitute a waiver of or diminish any right, defense or privilege available under applicable law. Pre-emption language is included in the Act consistent with other legal precedent. The Company does not believe the Act will have a material adverse effect on its financial condition or results of operations.

The SEC issued rules to implement the Act, effective June 2007. Standard & Poor's submitted its application on Form NRSRO on June 25, 2007. On September 24, 2007, the SEC granted Standard & Poor's registration as an NRSRO under the Act. The public portions of the current version of S&P's Form NRSRO are available on S&P's web site.

On February 2, 2009, the SEC issued new rules that, with one exception, are expected to go into effect in April 2009. The new rules address a broad range of issues, including disclosure and management of conflicts related to the issuer-pays model, prohibitions against analysts' accepting gifts or making "recommendations" when rating a security, and limitations on analyst participation in fee discussions. Under the new rules, additional records of all rating actions must be created, retained and made public, including a sampling of rating histories for issuer-paid ratings (this rule is excepted to become effective in August 2009), and records must be kept of material deviations in ratings assigned from model outputs as well as complaints about analysts' performance. The new rules require more disclosure of performance statistics and methodologies and a new annual report by NRSROs of their rating actions to be provided confidentially to the SEC. The SEC also issued new versions of proposed rules – revised from proposals made earlier in the year – relating to the disclosure of data underlying structured finance ratings and public disclosure of rating histories for all issuer-paid ratings. S&P expects to submit comments on the new proposals.

In the third quarter of 2007, rating agencies became subject to scrutiny for their ratings on structured finance transactions that involve the packaging of subprime residential mortgages, including residential mortgage-backed securities ("RMBS") and collateralized debt obligations ("CDOs").

Outside the United States, particularly in Europe, regulators and government officials have reviewed whether credit rating agencies should be subject to formal oversight. In the past several years, the European Commission, the Committee of European Securities Regulators ("CESR") which is charged with monitoring and reporting to the European Commission on rating agencies' compliance with IOSCO's Code of Conduct (see below), and the International Organization of Securities Commissions ("IOSCO") have issued reports, consultations and questionnaires concerning the role of credit rating agencies and potential regulation. In May 2008, IOSCO issued a report on the role of rating agencies in the structured finance market and related changes to its 2004 Code of Conduct Fundamentals for Credit Rating Agencies. IOSCO's report reflects comments received during a public consultation process. S&P and other global rating agencies contributed to this process. In December 2008, S&P published its updated Code of Conduct which includes many of IOSCO's changes. In May 2008, CESR issued its second report to the European Commission on rating agencies' compliance with IOSCO's original Code of Conduct, the role of rating agencies in structured finance and recommendations for, among other things, additional monitoring and oversight of rating agencies. CESR also requested public comments during a consultation period leading up to the final report. In June 2008, the European Securities Markets Expert Group ("ESME"), a group of senior practitioners and advisors to the European Commission, issued its report on the role of rating agencies and a separate set of recommendations. S&P engaged with ESME during its review process. On July 31, 2008, the European Commission issued extensive proposals for a European Union-wide regulatory framework for rating agencies and policy options for the use of ratings in legislation. The proposals cover conflicts of interest, corporate governance, methodology and disclosure requirements and the potential for numerous European Union supervisors to inspect and sanction agencies using different standards. S&P's comment letter focused on the need to preserve analytical independence, to follow globally consistent principles such as the IOSCO Code, and to ensure that regulatory oversight is also globally consistent. On November 12, 2008, a proposed Regulation of the European Parliament and Council on rating agencies was published. Legislation could be finalized and become effective in 2009. Officials in Australia have also decided to require that rating agencies obtain a financial services license and regulators in Japan and Canada are reviewing whether to subject rating agencies to additional oversight. New requirements may be finalized and become effective in 2009. S&P continues to provide its views and engage with policymakers and regulators globally.

On or around October 14, 2008, Standard & Poor's received a request from Italy's Competition Authority requesting details of the rating history of S&P's ratings of Lehman Brothers over the past 12 months. S&P produced the requested documents to the Competition Authority on October 31, 2008.

Other regulatory developments include: a March 2008 report by the President's Working Group on Financial Markets that includes recommendations relating to rating agencies; a July 2008 report by the Committee on the Global Financial System (Bank for International Settlements) on ratings in structured finance; an October 2008 report by the Financial Stability Forum that recommends changes in the role and uses of credit ratings; and a November 2008 G20 Communique. S&P expects to continue to be involved in the follow up to these reports. In many countries, S&P is also an External Credit Assessment Institution ("ECAI") under Basel II for purposes of allowing banks to use its ratings in determining risk weightings for many credit exposures. Recognized ECAIs may be subject to additional oversight in the future.

New legislation, regulations or judicial determinations applicable to credit rating agencies in the United States and abroad could affect the competitive position of Standard & Poor's Ratings Services; however, the Company does not believe that any new or currently proposed legislation, regulations or judicial determinations would have a materially adverse effect on its financial condition or results of operations.

The market for credit ratings as well as research and investment advisory services is very competitive. The Financial Services segment competes domestically and internationally on the basis of a number of factors, including quality of ratings, research and investment advice, client service, reputation, price, geographic scope, range of products and technological innovation. In addition, in some of the countries in which Standard & Poor's competes, governments may provide financial or other support to locally-based rating agencies and may from time to time establish official credit rating agencies, credit ratings criteria or procedures for evaluating local issuers.

On August 29, 2007, Standard & Poor's received a subpoena from the New York Attorney General's Office requesting information and documents relating to Standard & Poor's ratings of securities backed by residential real estate mortgages. Standard & Poor's entered into an agreement with the New York Attorney General's Office which calls for S&P to implement certain structural reforms. The agreement resolved the Attorney General's investigation with no monetary payment and no admission of wrongdoing.

Between August 2007 and July 2008, the SEC conducted an examination of rating agencies' policies and procedures regarding conflicts of interest and the application of those policies and procedures to ratings on RMBS and related CDOs. Standard & Poor's cooperated with the SEC staff in connection with this examination. The SEC issued its public Report on July 8, 2008. The SEC's general findings and recommendations addressed the following subjects (without identifying particular ratings agencies): (a) the SEC noted there was a substantial increase in the number and complexity of RMBS and CDO deals since 2002, and some rating agencies appeared to struggle with the growth; (b) significant aspects of the rating process were not always disclosed; (c) policies and procedures for rating RMBS and CDOs could be better documented; (d) the implementation of new practices by rating agencies with respect to the information provided to them; (e) rating agencies did not always document significant steps in the ratings process and they did not always document significant participants in the ratings process; (f) the surveillance processes used by the rating agencies appear to have been less robust than their initial ratings processes; (g) issues were identified in the management of conflicts of interest and improvements could be made; and (h) internal audit processes. S&P advised the SEC it will take steps to enhance S&P's policies and procedures consistent with the SEC's recommendations.

On October 16, 2007, Standard & Poor's received a subpoena from the Connecticut Attorney General's Office requesting information and documents relating to the conduct of Standard & Poor's credit ratings business. The subpoena related to an investigation by the Connecticut Attorney General into whether Standard & Poor's, in the conduct of its credit ratings business, violated the Connecticut Antitrust Act. Subsequently, a second subpoena dated December 6, 2007, seeking information and documents relating to the ratings of securities backed by residential real estate mortgages, and a third subpoena dated January 14, 2008, seeking information and documents relating to the rating of municipal and corporate debt, were served. On July 30, 2008, the Connecticut Attorney General filed suit against the Company in the Superior Court of the State of Connecticut, Judicial District of Hartford, alleging that Standard & Poor's breached the Connecticut Unfair Trade Practices Act by assigning lower credit ratings to bonds issued by states, municipalities and other public entities as compared to corporate debt with similar or higher rates of default. The plaintiff seeks a variety of remedies, including injunctive relief, an accounting, civil penalties, restitution, and disgorgement of revenues and profits and attorneys fees. On August 29, 2008, the Company removed this case to the United States District Court, District of Connecticut; on September 29, 2008, plaintiff filed a motion to remand; and, on October 20, 2008, the Company filed a motion to dismiss the Complaint for improper venue. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On November 8, 2007, Standard & Poor's received a civil investigative demand from the Massachusetts Attorney General's Office requesting information and documents relating to Standard & Poor's ratings of securities backed by residential real estate mortgages. Standard & Poor's has responded to this request.

On October 22, 2008, the House Committee on Oversight and Government Reform held a hearing titled "Credit Rating Agencies and the Financial Crisis." S&P participated in this hearing. S&P has also responded to follow-up requests for information and documents from the Committee.

On November 3, 2008, Standard & Poor's received a subpoena from the Florida Attorney General's Department of Legal Affairs seeking documents relating to its structured finance ratings. Standard & Poor's is responding to this request.

On December 16, 2008, the Company received a subpoena from the California Attorney General's Office to produce documents and respond to interrogatories relating to Standard & Poor's rating of municipal bonds issued by the State of California and related State entities. The Company is discussing responses to the requests with the California Attorney General's Office.

Standard & Poor's receives inquiries and informational requests regarding its credit rating activities from state attorneys general, Congress and various other governmental authorities and is cooperating with all such investigations and inquiries.

A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, "Standard & Poor's") on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi ("Bondi"), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, "Parmalat"). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor's, which had issued investment grade ratings on Parmalat until shortly before Parmalat's collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat's business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor's alleged complicity in aggravating Parmalat's financial difficulties and/or for having contributed in bringing about Parmalat's indebtedness towards its bondholders, and legal fees. The Company believes that Bondi's allegations and claims for damages lack legal or factual merit. Standard & Poor's filed its answer, counterclaim and third-party claims on March 16, 2006 and will continue to vigorously contest the action. The next hearing in this matter is scheduled to be held in October 2009.

In a separate proceeding, the prosecutor's office in Parma, Italy is conducting an investigation into the bankruptcy of Parmalat. In June 2006, the prosecutor's office issued a Note of Completion of an Investigation ("Note of Completion") concerning allegations, based on Standard & Poor's investment grade ratings of Parmalat, that individual Standard & Poor's rating analysts conspired with Parmalat insiders and rating advisors to fraudulently or negligently cause the Parmalat bankruptcy. The Note of Completion was served on eight Standard & Poor's rating analysts. While not a formal charge, the Note of Completion indicates the prosecutor's intention that the named rating analysts should appear before a judge in Parma for a preliminary hearing, at which hearing the judge will determine whether there is sufficient evidence against the rating analysts to proceed to trial. No date has been set for the preliminary hearing. On July 7, 2006, a defense brief was filed with the Parma prosecutor's office on behalf of the rating analysts. The Company believes that there is no basis in fact or law to support the allegations against the rating analysts, and they will be vigorously defended by the subsidiaries involved.

On August 9, 2007, a *pro se* action titled *Blomquist v. Washington Mutual, et al.*, was filed in the District Court for the Northern District of California alleging various state and federal claims against, inter alia, numerous mortgage lenders, financial institutions, government agencies, and credit rating agencies. The Complaint also asserts claims against the Company and Mr. Harold McGraw III, the CEO of the Company in connection with Standard & Poor's ratings of subprime mortgage-backed securities. On July 23, 2008, the District Court dismissed all claims asserted against the Company and Mr. McGraw, on their motion, and denied plaintiff leave to amend as against them. No appeal was perfected within the time permitted.

On August 28, 2007, a putative shareholder class action titled *Reese v. Bahash* was filed in the District Court for the District of Columbia, and was subsequently transferred to the Southern District of New York. The Company and its CEO and CFO are currently named as defendants in the suit, which alleges claims under the federal securities laws in connection with alleged misrepresentations and omissions made by the defendants relating to the Company's earnings and S&P's business practices. On November 3, 2008, the District Court denied Lead Plaintiff's motion to lift the discovery stay imposed by the Private Securities Litigation Reform Act in order to obtain documents S&P submitted to the SEC during the SEC's examination. The Company filed a motion to dismiss the Second Amended Complaint on February 3, 2009 and expects that motion to be fully submitted by May 4, 2009. The Company believes the litigation to be without merit and intends to defend against it vigorously.

In May and June 2008, three purported class actions were filed in New York State Supreme Court, New York County, naming the Company as a defendant. The named plaintiff in one action is New Jersey Carpenters Vacation Fund and the New Jersey Carpenters Health Fund is the named plaintiff in the other two. All three actions have been successfully removed to the United States District Court for the Southern District of New York. The first case relates to certain mortgage-backed securities issued by various HarborView Mortgage Loan Trusts, the second relates to certain mortgage-backed securities issued by various NovaStar Mortgage Funding Trusts, and the third case relates to an offering by Home Equity Mortgage Trust 2006–5. The central allegation against the Company in each of these cases is that Standard & Poor's issued inappropriate credit ratings on the applicable mortgage-backed securities in alleged violation of Section 11 of the Securities Exchange Act of 1933. In each, plaintiff seeks as relief compensatory damages for the alleged decline in value of the securities as well as an award of reasonable costs and expenses. Plaintiff has sued other parties, including the issuers and underwriters of the securities, in each case as well. The Company believes the litigations to be without merit and intends to defend against them vigorously.

On July 11, 2008, plaintiff Oddo Asset Management filed an action in New York State Supreme Court, New York County, against a number of defendants, including the Company. The action, titled *Oddo Asset Management v. Barclays Bank PLC*, arises out of plaintiff's investment in two structured investment vehicles, or SIV-Lites, that plaintiff alleges suffered losses as a result of violations of law by those who created, managed, arranged, and issued credit ratings for those investments. The central allegation against the Company is that it aided and abetted breaches of fiduciary duty by the collateral managers of the two SIV-Lites by allegedly falsely confirming the credit ratings it had previously given those investments. Plaintiff seeks compensatory and punitive damages plus reasonable costs, expenses, and attorneys fees. Motions to dismiss the Complaint were filed on October 31, 2008 by the Company and the other Defendants which are *sub judice*. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On August 25, 2008, plaintiff Abu Dhabi Commercial Bank filed an action in the District Court for the Southern District of New York against a number of defendants, including the Company. The action, titled *Abu Dhabi Commercial Bank v. Morgan Stanley Incorporated, et al.*, arises out of plaintiff's investment in certain structured investment vehicles ("SIVs"). Plaintiff alleges various common law causes of action against the defendants, asserting that it suffered losses as a result of violations of law by those who created, managed, arranged, and issued credit ratings for those investments. The central allegation against the Company is that Standard & Poor's issued inappropriate credit ratings with respect to the SIVs. Plaintiff seeks compensatory and punitive damages plus reasonable costs, expenses, and attorneys fees. On November 5, 2008, a motion to dismiss was filed by the Company and the other Defendants for lack of subject matter jurisdiction, but the matter is presently in abeyance pending limited third-party discovery on jurisdictional issues. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On September 10, 2008, a putative shareholder class action titled *Patrick Gearren, et al. v. The McGraw-Hill Companies, Inc., et al.* was filed in the District Court for the Southern District of New York against the Company, its Board of Directors, its Pension Investment Committee and the administrator of its pension plans. The Complaint alleges that the defendants breached fiduciary duties to participants in the Company's ERISA plans by allowing participants to continue to invest in Company stock as an investment option under the plans during a period when plaintiffs allege the Company's stock price to have been artificially inflated. The Complaint also asserts that defendants breached fiduciary duties under ERISA by making certain material misrepresentations and non-disclosures in plan communications and the Company's SEC filings. An Amended Complaint was filed January 5, 2009. The Company, which has not yet answered or responded to the Amended Complaint, believes the litigation to be without merit and intends to defend against it vigorously.

On September 26, 2008, a putative class action was filed in the Superior Court of New Jersey, Bergen County, titled *Kramer v. Federal National Mortgage Association ("Fannie Mae"), et al.*, against a number of defendants including the Company. The central allegation against the Company is that Standard & Poor's issued inappropriate credit ratings on certain securities issued by defendant Federal National Mortgage Association in alleged violation of Section 12(a)(2) of the Securities Exchange Act of 1933. Plaintiff seeks as relief compensatory damages, as well as an award of reasonable costs and expenses, and attorneys fees. On October 27, 2008, the Company removed this case to the United States District Court, District of New Jersey. The Judicial Panel for Multidistrict Litigation has transferred 19 lawsuits involving Fannie Mae, including this case, to Judge Lynch in the United States District Court for the Southern District of New York for pretrial purposes. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On November 20, 2008, a putative class action was filed in New York State Supreme Court, New York County titled *Tsereteli v. Residential Asset Securitization Trust 2006-A8 ("the Trust"), et al.*, asserting Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933 claims against the Trust, Credit Suisse Securities (USA) LLC, Moody's and the Company with respect to mortgage-backed securities issued by the Trust. On December 8, 2008, Defendants removed the case to the United States District Court for the Southern District of New York. Defendants' time to respond to the Complaint is stayed pending the selection of a lead plaintiff. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On December 2, 2008, a putative class action was filed in California Superior Court titled *Public Employees' Retirement System of Mississippi v. Morgan Stanley, et al.*, asserting Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933 claims against the Company, Moody's and various Morgan Stanley trusts relating to mortgage-backed securities issued by the trusts. On December 31, 2008, Defendants removed the case to the United States District Court for the Central District of California. On January 30, 2009, plaintiff filed a motion to remand and, on the same date, the defendants filed a motion to transfer the action to the Southern District of New York. The Company believes the litigation to be without merit and intends to defend against it vigorously.

An action was brought in the Civil Court of Milan, Italy on December 5, 2008, titled *Loconsole, et al. v. Standard & Poor's Europe Inc.* in which 30 purported investors claim to have relied upon Standard & Poor's ratings of Lehman Brothers. Responsive papers are due in early April 2009. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On January 8, 2009, a complaint was filed in the District Court for the Southern District of New York titled *Teamsters Allied Benefit Funds v. Harold McGraw III, et al.*, asserting nine claims, including causes of action for securities fraud, breach of fiduciary duties and other related theories, against the Board of Directors and several officers of the Company. The claims in the complaint are premised on the alleged role played by the Company's directors and officers in the issuance of "excessively high ratings" by Standard & Poor's and subsequent purported misstatements or omissions in the Company's public filings regarding the financial results and operations of the ratings business. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On January 20, 2009, a putative class action was filed in the Superior Court of the State of California, Los Angeles County titled *IBEW Local 103 v. IndyMac MBS, Inc., et al.*, asserting claims under the federal securities laws on behalf of a purported class of purchasers of certain issuances of mortgage-backed securities. The Complaint asserts claims against the trusts that issued the securities, the underwriters of the securities and the rating agencies that issued credit ratings for the securities. With respect to the rating agencies, the Complaint asserts a single claim under Section 12 of the Securities Exchange Act of 1933. Plaintiff seeks as relief compensatory damages for the alleged decline in value of the securities, as well as an award of reasonable costs and expenses. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On January 21, 2009, the National Community Reinvestment Coalition ("NCRC") filed a complaint with the U.S. Department of Housing and Urban Development Office of Fair Housing and Equal Opportunity ("HUD") against Standard & Poor's Ratings Services. The Complaint asserts claims under the Fair Housing Act of 1968 and alleges that S&P's issuance of credit ratings on securities backed by subprime mortgages had a "disproportionate adverse impact on African Americans and Latinos, and persons living in African-American and Latino communities." NCRC seeks declaratory, injunctive and compensatory relief, and also requests that HUD award a civil penalty against the Company. The Company believes that the Complaint is without merit and intends to defend against it vigorously.

On January 26, 2009, a *pro se* action titled *Grassi v. Moody's, et al.*, was filed in the Superior Court of California, Placer County, against Standard & Poor's and two other rating agencies, alleging negligence and fraud claims, in connection with ratings of securities issued by Lehman Brothers Holdings Inc. Plaintiff seeks as relief compensatory and punitive damages. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On January 29, 2009, a putative class action was filed in the District Court for the Southern District of New York titled *Boilermaker-Blacksmith National Pension Trust v. Wells Fargo Mortgage-Backed Securities 2006 AR1 Trust, et al.*, asserting claims under the federal securities laws on behalf of a purported class of purchasers of certain issuances of mortgage-backed securities. The Complaint asserts claims against the trusts that issued the securities, the underwriters of the securities and the rating agencies that issued credit ratings for the securities. With respect to the rating agencies, the Complaint asserts claims under Sections 11 and 12(a)(2) of the Securities Exchange Act of 1933. Plaintiff seeks as relief compensatory damages for the alleged decline in value of the securities, as well as an award of reasonable costs and expenses. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On February 6, 2009, a putative class action was filed in the District Court for the Southern District of New York titled *Public Employees' Retirement System of Mississippi v. Goldman Sachs Group, Inc., et al.*, asserting Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933 claims against the Company, Moody's, Fitch and Goldman Sachs relating to mortgage-backed securities. The Company believes the litigation to be without merit and intends to defend against it vigorously.

The Company has been added as a defendant to a case title *Pursuit Partners, LLC v. UBS AG et al.*, pending in the Superior Court of Connecticut, Stamford. Plaintiffs allege various Connecticut statutory and common law causes of action against the rating agencies and UBS relating to their purchase of CDO Notes. Plaintiffs seek compensatory and punitive damages, treble damages under Connecticut law, plus costs, expenses, and attorneys fees. The Company believes the litigation to be without merit and intends to defend against it vigorously.

The Company has been named as a defendant in a putative class action filed in February 2009 in the District Court for the Southern District of New York titled *Public Employees' Retirement System of Mississippi v. Merrill Lynch et al.*, asserting Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933 claims against Merrill Lynch, various issuing trusts, the Company, Moody's and others relating to mortgage-backed securities. The Company believes the litigation to be without merit and intends to defend against it vigorously.

The Company has been named as a defendant in an amended complaint filed in February 2009 in a matter titled *In re Lehman Brothers Mortgage-Backed Securities Litigation* pending in the District Court for the Southern District of New York, asserting claims under Sections 11, 12 and 15 of the Securities Exchange Act of 1933 against various issuing trusts, the Company, Moody's and others relating to mortgage-backed securities. The Company believes the litigation to be without merit and intends to defend against it vigorously.

In addition, in the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings, which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Based on information currently known by the Company's management, the Company does not believe that any pending legal, governmental or self-regulatory proceedings or investigations will result in a material adverse effect on its financial condition or results of operations.

Credit Market Services

(in millions)	**2008**	2007	2006
Revenue	**$1,754.8**	$2,264.1	$2,073.8
% (decrease)/increase	**(22.5)%**	9.2%	19.4%

Credit Market Services provides independent global credit ratings, covering corporate and government entities, infrastructure projects and structured finance transactions. This operating group also provides ratings related information through its RatingsXpress and RatingsDirect products, in addition to credit risk evaluation services.

2008 Compared with 2007

- Credit Market Services revenue was adversely impacted by turbulence in the global financial markets resulting from challenged credit markets, financial difficulties experienced by several financial institutions and shrinking investor confidence in the capital markets. Specifically, the decrease in revenue was attributed to the continuing significant decreases in structured finance as well as decreases in corporate ratings; partially offset by increases in public finance ratings and credit ratings-related information products such as RatingsXpress and RatingsDirect and credit risk evaluation products and services as well as moderate growth in revenue derived from non-transaction related sources.
  - Continued significant decreases in issuance volumes in both the United States and Europe of RMBS, CMBS, CDO and asset-backed securities ("ABS") contributed to the decrease in revenue.
  - Corporate ratings decreases were driven by wider credit spreads and tighter lending standards in light of the weakening of the global economy and uncertainty in the world financial markets.

- Growth in information products and credit risk evaluation products and services was driven by increased customer demand for value-added solutions.
- Revenue derived from non-transaction related sources includes surveillance fees, annual contracts, subscriptions as well as other services such as bank loan ratings which are not reflected in public bond issuance. In 2008, non-transaction related revenue increased moderately to $1.3 billion which represented approximately 73% of total Credit Market Services revenue in 2008 as compared to 54% in 2007. The increase of non-transaction related revenue as a proportion of total Credit Market Services revenue is attributable to the significant declines in transaction related revenue during 2008.

Issuance Volumes
The Company monitors issuance volumes as an indicator of trends in transaction revenue streams within Credit Market Services. The following tables depict changes in issuance levels as compared to prior year, based on Harrison Scott Publications and Standard & Poor's internal estimates (Harrison Scott Publications/S&P):

	Compared to Prior Year	
Structured Finance	U.S.	Europe
Residential Mortgage-Backed Securities ("RMBS")	–95.4%	–81.7%
Commercial Mortgage-Backed Securities ("CMBS")	–93.4%	–97.0%
Collateralized Debt Obligations ("CDO")	–89.6%	–73.8%
Asset-Backed Securities ("ABS")	–20.1%	–70.8%
Total New Issue Dollars (Structured Finance)	–79.9%	–80.1%

- Continued deterioration in the subprime mortgage market, tighter lending standards and declining home prices have significantly impacted dollar volume issuance in the RMBS market.
- CMBS issuance decreased due to the market dislocation attributed to high credit spreads resulting in high interest rates which are not economical to borrowers.
- The large decline in CDO issuance resulted from continued lack of investor appetite for the complex deal structures and secondary market trading liquidity concerns.
- In Europe, widening credit spreads and weak secondary market trading have contributed to the decline in new issue ABS volume.

	Compared to Prior Year	
Corporate Issuance	U.S.	Europe
High Yield Issuance	–73.7%	–73.3%
Investment Grade	–28.4%	– 9.5%
Total New Issue Dollars (Corporate)	–33.8%	–11.7%

- Corporate debt issuance declined as the result of insufficient investor demand despite widening credit spreads in both the investment grade and high yield sectors.
- New dollar issuance in the U.S. municipal market decreased 6.1% for 2008 compared to last year.

2007 Compared with 2006
In 2007, Credit Market Services revenue increased over the prior year despite the challenging credit market conditions experienced during the second half of the year. Information products such as RatingsXpress and RatingsDirect performed well as customer demand for ratings data increased.

Issuance Volumes
The Company monitors issuance volumes as an indicator of trends in transaction revenue streams within Credit Market Services. The following tables depict changes in issuance levels as compared to prior year, based on Harrison Scott Publications and Standard & Poor's internal estimates (Harrison Scott Publications/S&P):

	Compared to Prior Year	
Structured Finance	U.S.	Europe
Residential Mortgage-Backed Securities ("RMBS")	–40.4%	53.2%
Commercial Mortgage-Backed Securities ("CMBS")	6.8%	–0.6%
Collateralized Debt Obligations ("CDO")	1.4%	6.1%
Asset-Backed Securities ("ABS")	3.7%	14.0%
Total New Issue Dollars (Structured Finance)	–22.2%	33.3%

- U.S. structured finance new issue dollar volume decreased versus prior year due primarily to a decline in U.S. RMBS issuance attributable to reductions in mortgage originations in the subprime and affordability products and home equity sectors.
- Financial market concerns regarding the credit quality of subprime mortgages adversely impacted debt issuance of RMBS and CDOs backed by subprime RMBS in the United States. The Company had been anticipating a decline in residential mortgage originations as well as a slow down in the rate of growth of CDO issuance versus the significant rates of growth experienced in the past. U.S. RMBS declined by 70.5% in the second half of the year, as compared to the same period in 2006.
- Although U.S. CDO issuance was strong during the first half of 2007, it slowed significantly during the second half due to deteriorating market conditions. U.S. CDO issuance declined 48.5% in the second half of the year, as compared to the same period in 2006.
- U.S. CMBS issuance increased over the prior year due to higher mortgage originations driven by the low interest rate environment and strong commercial real estate fundamentals as well as rising property values and refinancing of maturing deals experienced over the first three quarters of the year offset by sharp declines in issuance in the fourth quarter of 2007.
- In Europe, structured finance issuance grew as all structured finance asset classes, with the exception of CMBS, experienced growth despite challenging market conditions in the latter part of the year.

- European corporate issuance was down as a result of the diminished investor appetite for lower credit quality bonds.

	Compared to Prior Year	
Corporate Issuance	U.S.	Europe
High Yield Issuance	0.6%	–4.8%
Investment Grade	25.3%	–6.9%
Total New Issue Dollars (Corporate)	21.7%	–6.8%

- The U.S. corporate issuance increase was driven by strong merger and acquisition activity during the first half of the year as well as opportunistic financing as issuers, primarily investment grade, took advantage of favorable market conditions.
- Issuance of U.S. municipals grew 13.9%, with new money up 7% driven by pension funding requirements and the need to fund infrastructure investment associated with an increasing population, particularly in the southeast and southwest.

Investment Services

(in millions)	**2008**	2007	2006
Revenue	**$899.5**	$782.1	$672.6
% increase	**15.0%**	16.3%	1.4%

Investment Services is a leading provider of data, analysis, independent investment advice, equity research, investment indices and investment fund management ratings.

2008 Compared with 2007

- The increase in 2008 revenue versus 2007 revenue was driven by growth in index services and Capital IQ products.
  - Revenue related to Standard & Poor's indices increased despite assets under management for exchange-traded funds ("ETF") decreasing 13.5% from December 31, 2007 to $203.6 billion at December 31, 2008. Although the assets under management decreased from the year-end 2007 levels they were higher for the first nine months of 2008 which drove the revenue increase for the year. The number of exchange-traded futures and option contracts based on S&P indices exhibited strong increases in 2008 compared to the same period of the prior year, thereby also contributing to the revenue growth.
  - The number of Capital IQ clients at December 31, 2008 increased 19.0% from December 31, 2007.

2007 Compared with 2006

- Investment Services revenue growth in 2007 versus 2006 was driven by data and information products as well as our S&P indices.
  - Revenue for this operating group increased 16.3% in 2007 as compared to 2006 as a result of strong uptake of the Capital IQ products with the number of clients increasing 26.1% versus prior year.
  - In addition, revenue related to S&P indices increased as assets under management for ETF rose 46.0% to $235.3 billion in 2007 from $161.2 billion in 2006.

INFORMATION & MEDIA

(in millions)	**2008**[a]	2007[b]	2006[c]
Revenue	**$1,061.9**	$1,020.2	$984.5
% increase	**4.1%**	3.6%	5.7%
Operating profit	**$92.0**	$63.5	$49.9
% increase/(decrease)	**45.0%**	27.2%	(17.6)%
% operating margin	**9%**	6%	5%

(a) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(b) Revenue and operating profit include the impact of the Sweets transformation. Operating profit includes a pre-tax restructuring charge.

(c) Revenue and operating profit include the revenue deferral resulting from the Sweets transformation. Operating profit includes a pre-tax charge related to the elimination of the Company's restoration stock option program and a pre-tax restructuring charge.

The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups: the Business-to-Business Group (including such brands as *BusinessWeek*, J.D. Power and Associates, McGraw-Hill Construction, Platts and *Aviation Week*) and the Broadcasting Group, which operates nine television stations (four ABC affiliates and five Azteca America affiliated stations). The segment's business is driven by the need for information and transparency in a variety of industries, and to a lesser extent, by advertising revenue.

2008 Compared with 2007

- In 2008, revenue growth was driven primarily by the Business-to-Business Group.
  - The growth was driven by Platts, a leading provider of energy and other commodities information, as well as J.D. Power and Associates, partially offset by declines in *BusinessWeek*.
- In 2008, the Information & Media segment incurred a restructuring charge of $19.2 million pre-tax consisting primarily of employee severance costs related to the reduction of approximately 210 positions, driven by continued cost containment and cost reduction activities.
- In 2007, the Information & Media segment incurred a restructuring charge of $6.7 million pre-tax consisting primarily of employee severance costs related to the reduction of approximately 100 positions across the segment. These restructuring activities related primarily to the reallocation of certain resources to support continued digital evolution and productivity initiatives.
- Reductions in 2008 incentive compensation had a positive impact on operating profit for the period, as further discussed in the "Consolidated Review" section of this *Management's Discussion and Analysis of Financial Condition and Results of Operations*.
- Foreign exchange rates had an immaterial impact on revenue and segment operating profit.

Outlook

- In 2009, the Information & Media segment expects to face some challenges resulting from a downturn in the U.S. automotive industry, declines in advertising and declines in the construction market. The segment will continue to strengthen its technology infrastructure to support businesses in their transformation into digital solutions providers, and expand its presence in selected growth markets and geographies.
  - The ongoing volatility of the oil and natural gas markets is expected to continue customer demand for news and pricing products, although at a slower pace than in 2008.
  - J.D. Power and Associates will focus on expanding its global automotive business and extend its product offering into new verticals and emerging markets, but expects to face challenges as the U.S. automotive market experiences significant challenges.
  - In the construction market, digital and Web-based product will provide expanded business information integrated into customer workflows.
  - In a non-political year, the Broadcasting stations expect weakness in advertising as base advertising is impacted by the current economic conditions, particularly in the automotive and retail sectors. The Broadcasting stations will continue to develop and grow new digital businesses.

2007 Compared with 2006

- In 2007, revenue and operating profit growth was driven by:
  - The growth generated by Platts and J.D. Power and Associates was partially offset by decreased advertising revenue at Broadcasting and *BusinessWeek*.
  - Also contributing to growth was a deferral of revenue of $23.8 million from 2006 to 2007 upon the transformation of the Sweets product.
- In 2007, the Information & Media segment incurred a restructuring charge of $6.7 million pre-tax consisting primarily of employee severance costs related to the reduction of approximately 100 positions across the segment. These restructuring activities related primarily to the reallocation of certain resources to support continued digital evolution and productivity initiatives.
- In 2006, the Information & Media segment incurred a restructuring charge of $8.7 million pre-tax consisting primarily of employee severance costs related to the reduction of approximately 150 positions across the segment. These restructuring activities related to operating efficiency improvements.
- Information & Media's 2006 stock-based compensation expense includes a one-time charge of $2.7 million from the elimination of the Company's restoration stock option program.
- Foreign exchange rates had an immaterial impact on revenue growth and a negative impact of $4.6 million on segment operating profit growth.

Business-to-Business Group

(in millions)	2008	2007	2006
Revenue	**$954.8**	$917.2	$864.0
% increase	**4.1%**	6.2%	5.5%

2008 Compared with 2007

- Business-to-Business Group revenue growth was driven by Platts as well as J.D. Power and Associates, partially offset by declines in *BusinessWeek*.
  - Oil, natural gas and power news and pricing products experienced growth as the increased volatility in crude oil and other commodity prices drove the increased need for market information.
  - Improved market penetration in the international consumer research studies, particularly in Asia, positively influenced growth.
- According to the Publishers Information Bureau ("PIB"), *BusinessWeek*'s advertising pages in the global edition for 2008 were down 16.1% in 2008 versus 2007, with one less issue in 2008 for PIB purposes but comparable issues for revenue recognition purposes.

Industry Highlights

- In 2008, U.S. construction starts decreased 15% compared to 2007, as the housing correction outweighed growth for nonresidential building and public works.
  - Nonresidential building increased 1% relative to 2007.
  - Residential building decreased 39% compared to 2007, as the demand for single-family housing has been curtailed by tighter lending standards.
  - Nonbuilding construction grew 4% reflecting gains for highways, bridges, sewers and supply systems, offset by electrical utilities.
- According to the PIB, advertising pages for all consumer magazine publications were down 11.7% for 2008 compared to 2007.

2007 Compared with 2006

- Business-to-Business Group revenue in 2007 increased as compared to 2006 driven by growth in subscription-based news and pricing products in the oil, natural gas and power markets, the Sweets transformation which deferred $23.8 million of revenue from 2006 to 2007, improved market penetration of studies and proprietary services from J.D. Power and Associates as well as growth in the Asia-Pacific market. This growth was partially offset by a decline in traditional print advertising at *BusinessWeek*. Revenue from *BusinessWeek.com* grew compared to 2006. The Company continues to make investments in the *BusinessWeek.com* brand.
- According to the PIB, *BusinessWeek*'s advertising pages in the global edition for 2007 were down 18.2% in 2007 versus 2006, with comparable number of issues in each year for PIB purposes.

- During 2006, the Sweets building products database was enhanced to provide architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets would move from a primarily print catalog to an online service, customers contracted to purchase a bundled print catalog and integrated online product. Historically, Sweets print catalog sales were recognized in the fourth quarter of each year, when catalogs were delivered to its customers. Online service revenue is recognized as service is provided.
- In 2007, U.S. construction starts decreased 11% compared to 2006, as the housing correction outweighed growth for non-residential building and public works.
  - Nonresidential building increased 3% relative to 2006.
  - Residential building decreased 24% compared to 2006, as the demand for single-family housing has been curtailed by tighter lending standards.
  - Nonbuilding construction grew slightly (up 2%) reflecting gains for highways, bridges, sewers and supply systems, offset by electrical utilities.

Broadcasting Group

(in millions)	2008	2007	2006
Revenue	**$107.1**	$103.0	$120.6
% increase/(decrease)	**4.0%**	(14.6)%	7.5%

The Broadcasting Group operates nine television stations, of which four are ABC affiliates located in Denver, Indianapolis, San Diego, and Bakersfield, California and five are Azteca America affiliated stations in Denver (two stations), Colorado Springs, San Diego and Bakersfield, California.

2008 Compared with 2007

- In 2008, Broadcasting revenue increased compared to 2007.
  - Strong political advertising due to the presidential election was offset by declines in base advertising due to economic weakness in key markets.
  - Time sales, excluding political advertising, declined driven by decreases in the automotive services, retail and consumer products sectors.

2007 Compared with 2006

- In 2007, Broadcasting revenue declined as compared with 2006.
  - The group experienced some political revenue during the year primarily associated with proposition advertising and a mayoral race; however, political revenue was significantly lower than 2006 which included governors' races, house races and proposition advertising.
  - Time sales, excluding political advertising, declined due to the full year impact of the Group's decision not to renew the *Oprah Winfrey Show* for the San Diego and Denver markets and the airing of the 2006 Super Bowl on ABC.
  - Local and national advertising declines were primarily driven by the automotive and services sectors.

LIQUIDITY AND CAPITAL RESOURCES

December 31 (in millions)	2008	2007
Working capital	**$ (228.0)**	$ (314.6)
Total debt	**$1,267.6**	$1,197.4
Gross accounts receivable	**$1,329.5**	$1,456.9
% decrease	**(8.7)%**	(2.8)%
Inventories – net	**$ 369.7**	$ 350.7
% increase	**5.4%**	8.8%
Investment in prepublication costs	**$ 254.1**	$ 299.0
% (decrease)/increase	**(15.0)%**	8.0%
Purchase of property and equipment	**$ 106.0**	$ 229.6
% (decrease)/increase	**(53.8)%**	81.4%

The Company continues to maintain a strong financial position. The Company's primary source of funds for operations is cash generated by operating activities. The Company's core businesses have been strong cash generators. Income and, consequently, cash provided from operations during the year are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the smallest, accounting for 19.2% of revenue and only 10.1% of net income in 2008. The third quarter is the largest, accounting for 32.2% of revenue and generating 48.8% of 2008 annual net income. This seasonality also impacts cash flow and related borrowing patterns as investments are typically made in the first half of the year to support the strong selling period that occurs in the third quarter. As a result, the Company's cash flow is typically negative in the first half of the year and turns positive during the third and fourth quarters. Debt financing is used as necessary for acquisitions, share repurchases and for seasonal fluctuations in working capital. Cash and cash equivalents were $471.7 million on December 31, 2008, an increase of $75.6 million as compared to December 31, 2007 and consist primarily of cash held abroad. Typically, cash held outside the United States is anticipated to be utilized to fund international operations or to be reinvested outside of the United States, as a significant portion of the Company's opportunities for growth in the coming years are expected to be abroad.

The major items affecting the cash flows were:

- Reduced repurchases of treasury shares;
- Reduced investments in property and equipment and prepublication costs;
- Additions to short-term debt;
- Decline in operating results resulting in reduced cash flow from operating activities; and
- Decrease in the proceeds from stock option exercises.

Cash flows from operations was sufficient to cover all of the investing and financing requirements of the Company. During 2008, the Company repurchased 10.9 million shares. In 2009, cash on hand, cash flows from operations and availability under the Company's existing credit facility are expected to be sufficient to meet any additional operating and recurring cash needs (dividends, investment in publishing programs, capital expenditures and stock repurchases) into the foreseeable future.

The Company had negative working capital of $228.0 million at December 31, 2008, compared to negative working capital of $314.6 million at the end of 2007. The change primarily reflects a decrease in accrued compensation, primarily from the reductions in incentive compensation offset by a decrease in accounts receivable, due to a decrease in fourth quarter revenue.

Cash Flow

Operating activities: Cash provided by operations decreased $0.5 billion to $1.2 billion in 2008 mainly due to a decrease in operating results for the year and a year-end decrease in accounts payable and accrued expenses.

The year-end decrease in accounts receivable is attributable to a decrease in fourth quarter revenues as compared to 2007 as well as the impact of foreign exchange. Days sales outstanding ("DSO") in 2008 deteriorated by two days as compared with 2007 primarily as a result in a change in revenue mix in the Financial Services segment. In 2006, accounts receivable increased due to sales growth.

Total inventories increased $26.5 million in 2008 as compared to 2007 primarily as a result of lower residual sales in the adoption states and new and residual sales in the open territory market. Total inventories increased $11.6 million in 2007 due to strong state new adoption opportunities in 2008 and 2007.

Decreases in accounts payable and accrued expenses in 2008 were driven by reduced accruals for incentive compensation as a result of the Company's performance. The increase in 2007 was primarily due to the timing of contributions to retirement plans as well as changes in the actuarial projected increase in future retirement plan liabilities, partly offset by the reduction in accounts payable.

Unearned revenue increased $25.1 million in 2008 and $86.9 million in 2007, reflecting the growth in subscription products in Credit Market Services in both years as well as growth in surveillance fees in 2007.

Investing activities: Cash used for investing activities was $433.3 million and $569.7 million for 2008 and 2007, respectively. The decrease of $136.4 million is due primarily to decreased purchases of property and equipment, lower investments in prepublication and decreased acquisitions, partly offset by proceeds from the divestiture of a mutual fund data business in 2007.

Purchases of property and equipment totaled $106.0 million in 2008 as compared with $229.6 million in 2007. The decrease in 2008 is primarily related to decreased investment in the Company's information technology data centers and other technology initiatives, as well as spending on a new McGraw-Hill Education facility in Iowa. In 2009, capital expenditures are expected to be approximately $90 million and primarily related to increased investment in the Company's information technology data centers and other technology initiatives.

In 2008, net prepublication costs decreased $20.6 million to $552.5 million from December 31, 2007, as amortization outpaced spending. Prepublication investment in the current year totaled $254.1 million, $44.9 million less than the same period in 2007. Prepublication investment for 2009 is expected to be approximately $225 million, reflecting new product development in light of the significant adoption opportunities in key states in 2009 and beyond.

Financing activities: Cash used for financing activities was $612.3 million in 2008 compared to $1,121.2 million in 2007. The difference is primarily attributable to a decrease in the repurchase of shares, partially offset by the issuance of $1.2 billion in senior notes in 2007 as well as reduced proceeds from stock option exercises.

Cash was utilized to repurchase 10.9 million treasury shares for $0.4 billion in 2008. In 2007, cash was utilized to repurchase 37.0 million treasury shares for $2.2 billion. Shares repurchased under the repurchase programs are held in treasury and used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. Commercial paper borrowings were used at times during 2008 and 2007 to fund share repurchases and prepublication investments related to adoption opportunities in 2009 and beyond.

Outstanding Debt and Other Financing Arrangements

In November 2007, the Company issued $1.2 billion of senior notes as follows:

(in millions)	Principal Amount
5.375% Senior Notes, due 2012	$ 400.0
5.900% Senior Notes, due 2017	400.0
6.550% Senior Notes, due 2037	400.0
	$1,200.0

As of December 31, 2008, the Company had outstanding $399.7 million of 2012 senior notes consisting of $400 million principal and an unamortized debt discount of $0.3 million. The 2012 senior notes, when issued in November 2007, were priced at 99.911% with a yield of 5.399%. Interest payments are required to be made semiannually on February 15 and August 15.

As of December 31, 2008, the Company had outstanding $399.1 million of 2017 senior notes consisting of $400 million principal and an unamortized debt discount of $0.9 million. The 2017 senior notes, when issued in November 2007, were priced at 99.76% with a yield of 5.933%. Interest payments are required to be made semiannually on April 15 and October 15.

As of December 31, 2008, the Company had outstanding $398.5 million of 2037 senior notes consisting of $400 million principal and an unamortized debt discount of $1.5 million. The 2037 senior notes, when issued in November 2007, were priced at 99.605% with a yield of 6.580%. Interest payments are required to be made semiannually on May 15 and November 15.

Commercial paper borrowings outstanding at December 31, 2008 totaled $70 million, with an average interest rate and average term of 1.4% and 29 days. The size of the Company's total commercial paper program remains $1.2 billion and is supported by the revolving credit agreement described below. There were no outstanding commercial paper borrowings as of December 31, 2007.

On September 12, 2008 the Company closed on two new revolving credit facility agreements totaling $1.15 billion collectively (the "new credit facility") to replace the existing $1.2 billion five-year credit facility that was to expire on July 20, 2009. The new credit facility is with a syndicate of fourteen banks led by

JP Morgan Chase and Bank of America. The existing credit facility was cancelled once the new facility became effective.

The new credit facility consists of two separate tranches, a $383.3 million 364-day facility that will terminate on September 11, 2009 and a $766.7 million 3-year facility that will terminate on September 12, 2011. The Company pays a commitment fee of 8–17.5 basis points for the 364-day facility and a commitment fee of 10–20 basis points for the 3-year facility, depending upon the credit rating of the Company, whether or not amounts have been borrowed. At the Company's current credit rating, the commitment fee is 8 basis points for the 364-day facility and 10 basis points for the 3-year facility. The interest rate on borrowings under the credit facility is, at the Company's option, based on (i) a spread over the prevailing London Inter-Bank Offer Rate ("LIBOR") that is calculated by multiplying the current 30 business day average of the CDX 5-year investment grade index by a percentage, ranging from 50–100% that is based on the Company's credit rating ("LIBOR loans"), which at the Company's current credit rating, the borrowing rate would be 50% of this index, with a minimum spread of 0.5%, or (ii) on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or 0.5% plus the Federal funds rate ("ABR loans").

The Company has the option at the termination of the 364-day facility to convert any revolving loans outstanding into term loans for an additional year. Term loans can be LIBOR loans or ABR loans and would carry an additional spread of 0.35%.

The new credit facility contains certain covenants. The only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined in the new credit facility, of 4 to 1. This covenant is similar to the previous credit agreements and has never been exceeded. There were no borrowings under either of the facilities as of December 31, 2008 and 2007.

The Company has the capacity to issue Extendible Commercial Notes ("ECN"s) of up to $240 million, provided that sufficient investor demand for the ECNs exists. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company's commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECN borrowings outstanding as of December 31, 2008 and 2007. In the current credit environment, the market for these instruments is currently not available and the Company has no plans to utilize them in the short-term.

On April 19, 2007, the Company signed a promissory note with one of its providers of banking services to enable the Company to borrow additional funds, on an uncommitted basis, from time to time to supplement its commercial paper and ECNs borrowings. The specific terms (principal, interest rate and maturity date) of each borrowing governed by this promissory note are determined on the borrowing date of each loan. These borrowings have no financial covenants. There were no promissory note borrowings outstanding as of December 31, 2008 and 2007. In the current credit environment, the market for these instruments is currently not available and the Company has no plans to utilize them in the short-term.

On January 1, 2009, the Company transferred most of Standard & Poor's U.S. properties and assets from a division to a newly-formed, wholly-owned subsidiary. This action was done to address future operational and financial conditions, and will not affect the ongoing conduct of Standard & Poor's businesses, including the credit ratings business.

In conjunction with this reorganization, a series of supplemental agreements were executed. They include a supplemental indenture for the Company's $1.2 billion senior notes (three tranches of $400 million due in 2012, 2017 and 2037), amendments to the company's current $1.15 billion Credit Agreement (including both the 364-day and the three-year agreements), amendments to the commercial paper issuing and paying agency agreement (with JP Morgan) and amended and restated commercial paper dealer agreements (with JP Morgan, Morgan Stanley and Merrill Lynch). All of these agreements and amendments provide that the new S&P subsidiary will guarantee the senior notes issued pursuant to the indenture, amounts borrowed under the credit agreement and the commercial paper.

Dividends

On January 28, 2009, the Board of Directors approved an increase in the quarterly common stock dividend from $0.22 to $0.225 per share. On January 30, 2008, the Board of Directors approved an increase in the quarterly common stock dividend from $0.205 to $0.22 per share.

Share Repurchase Program

On January 24, 2006, the Board of Directors approved a stock repurchase program (the "2006 program") authorizing the repurchase of up to 45.0 million shares, which was approximately 12.1% of the total shares of the Company's outstanding common stock at that time. At December 31, 2006, authorization for the repurchase of 20.0 million shares remained under the 2006 program.

On January 31, 2007, the Board of Directors approved an additional stock repurchase program (the "2007 program") authorizing the repurchase of up to 45.0 million shares, which was approximately 12.7% of the total shares of the Company's outstanding common stock at that time. During 2007, the Company repurchased 37.0 million shares, which included 20.0 million shares remaining under the 2006 program, for $2.2 billion at an average price of $59.80. At December 31, 2007, authorization for the repurchase of 28.0 million shares remained under the 2007 program. During 2008, the Company repurchased 10.9 million shares for $0.4 billion at an average price of $41.03. The repurchased shares are used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options. Purchases under this program were made from time to time on the open market and in private transactions depending on market conditions. At December 31, 2008, authorization for the repurchase of 17.1 million shares remained under the 2007 program.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk from changes in foreign exchange rates. The Company has operations in various foreign countries. For most international operations, the functional currency is the local currency. For international operations that are determined to be extensions of the Parent Company, the U.S. dollar is the functional currency. For hyper-inflationary economies, the functional currency is the U.S. dollar. In the normal course of business, these operations are exposed to fluctuations in currency values. The Company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes. The Company has no such instruments outstanding at this time.

The Company typically has naturally hedged positions in most countries from a local currency perspective with offsetting assets and liabilities. The gross amount of the Company's foreign exchange balance sheet exposure from operations is $204.2 million as of December 31, 2008. Management has estimated using an undiversified average value-at-risk analysis with a 95% confidence level that the foreign exchange gains and losses should not exceed $18.5 million over the next year based on the historical volatilities of the portfolio.

The Company's net interest expense is sensitive to changes in the general level of U.S. and foreign interest rates. Based on average debt and investments outstanding over the past year, the following is the projected annual impact on interest expense on current operations:

Percent change in interest rates (+/-)	Projected annual pre-tax impact on operations (millions)
1%	$1.2

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 1 to the Company's consolidated financial statements for disclosure of the impact that recently issued accounting standards will have on the Company's financial statements.

CONTRACTUAL OBLIGATIONS

The Company typically has various contractual obligations, which are recorded as liabilities in the consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in the consolidated financial statements but are disclosed herein. For example, the Company is contractually committed to acquire paper and other printing services and broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.

The Company believes that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under its credit facilities will be adequate for the Company to execute its business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2009.

The following table summarizes the Company's significant contractual obligations and commercial commitments at December 31, 2008, over the next several years. Additional details regarding these obligations are provided in the notes to the Company's consolidated financial statements, as referenced in the footnotes to the table:

(in millions)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Outstanding debt(1)	**$1,270.3**	$ 70.0	$ 0.3	$ 400.0	$ 800.0
Operating leases(2)	**1,719.0**	188.5	340.3	291.2	899.0
Pension and postretirement obligations(3)	**566.7**	20.7	43.9	45.0	457.1
Paper and other printing services(4)	**1,462.2**	338.4	570.9	425.1	127.8
Purchase obligations(5)	**153.1**	93.3	54.9	4.9	–
Other contractual obligations(6,7)	**36.9**	12.0	20.0	4.9	–
Total contractual cash obligations	**$5,208.2**	$722.9	$1,030.3	$1,171.1	$2,283.9

(1) The Company's long-term debt obligations are described in Note 3 to the consolidated financial statements.

(2) The Company's operating lease obligations are described in Note 6 to the consolidated financial statements. Amounts shown include taxes and escalation.

(3) The Company pension and postretirement medical benefit plans are described in Notes 9 and 10 to the consolidated financial statements.

(4) Included in the category of paper and other printing services are contracts to purchase paper and printing services. While the contracts do have target volume commitments, there are no contractual terms that require The McGraw-Hill Companies to purchase a specified amount of goods or services. If significant volume shortfalls were to occur over the long term during a contract period, then revised contractual terms may be renegotiated with the supplier. These obligations are not recorded in the Company's consolidated financial statements until contract payment terms take effect.

(5) A significant portion of the Company's purchase obligations represents a commitment for contracts with AT&T and Verizon for data, voice and optical network transport services and contractual obligations with Microsoft, IBM and Oracle for enterprise-wide IT software licensing and maintenance.

(6) The Company has various contractual commitments for the purchase of broadcast rights for various television programming.

(7) The Company's commitments under creative talent agreements include obligations to producers, sports personnel, executives and television personalities.

As of December 31, 2008, the Company had $27.7 million of liabilities for unrecognized tax benefits. The Company has excluded the liabilities for unrecognized tax benefits from its contractual obligations table because reasonable estimates of the timing of cash settlements with the respective taxing authorities are not practicable.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2008 and 2007, the Company did not have any relationships with unconsolidated entities of financial partnerships, such as entities often referred to as specific purpose or variable interest entities where the Company is the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such the Company is not exposed to any financial liquidity, market or credit risk that could arise if it had engaged in such relationships.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This section, as well as other portions of this document, includes certain forward-looking statements about the Company's businesses and our prospects, new products, sales, expenses, tax rates, cash flows, prepublication investments and operating and capital requirements. Such forward-looking statements include, but are not limited to: the strength and sustainability of the U.S. and global economy; the duration and depth of the current recession; Educational Publishing's level of success in 2009 adoptions and in open territories and enrollment and demographic trends; the level of educational funding; the strength of School Education including the testing market, Higher Education, Professional and International publishing markets and the impact of technology on them; the level of interest rates and the strength of the economy, profit levels and the capital markets in the U.S. and abroad; the level of success of new product development and global expansion and strength of domestic and international markets; the demand and market for debt ratings, including collateralized debt obligations ("CDO"), residential and commercial mortgage and asset-backed securities and related asset classes; the continued difficulties in the credit markets and their impact on Standard & Poor's and the economy in general; the regulatory environment affecting Standard & Poor's; the level of merger and acquisition activity in the U.S. and abroad; the strength of the domestic and international advertising markets; the strength and the performance of the domestic and international automotive markets; the volatility of the energy marketplace; the contract value of public works, manufacturing and single-family unit construction; the level of political advertising; and the level of future cash flow, debt levels, manufacturing expenses, distribution expenses, prepublication, amortization and depreciation expense, income tax rates, capital, technology, restructuring charges and other expenditures and prepublication cost investment.

Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial, political and regulatory conditions; currency and foreign exchange volatility; the health of debt and equity markets, including interest rates, credit quality and spreads, the level of liquidity, future debt issuances including residential and commercial mortgage-backed securities and CDOs backed by residential mortgages and related asset classes; the implementation of an expanded regulatory scheme affecting Standard & Poor's ratings and services; the level of funding in the education market (both domestically and internationally); the pace of recovery in advertising; continued investment by the construction, automotive, computer and aviation industries; the successful marketing of new products, and the effect of competitive products and pricing.

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31 (in thousands, except per share data)	2008	2007	2006
Revenue			
Product	**$2,582,553**	$2,604,432	$2,442,783
Service	**3,772,502**	4,167,849	3,812,355
Total Revenue	**6,355,055**	6,772,281	6,255,138
Expenses			
Operating-related			
Product	**1,181,322**	1,129,519	1,092,309
Service	**1,331,679**	1,398,081	1,294,938
Operating-related Expenses	**2,513,001**	2,527,600	2,387,247
Selling and general (Note 14)			
Product	**1,003,933**	1,017,187	946,695
Service	**1,304,965**	1,420,697	1,341,155
Selling and General Expenses	**2,308,898**	2,437,884	2,287,850
Depreciation	**119,849**	112,586	113,200
Amortization of intangibles	**58,497**	48,403	48,387
Total Expenses	**5,000,245**	5,126,473	4,836,684
Other income – net (Note 2)	**–**	17,305	–
Income from Operations	**1,354,810**	1,663,113	1,418,454
Interest expense – net	**75,624**	40,581	13,631
Income before Taxes on Income	**1,279,186**	1,622,532	1,404,823
Provision for taxes on income	**479,695**	608,973	522,592
Net Income	**$ 799,491**	$1,013,559	$ 882,231
Earnings per Common Share			
Basic	**$ 2.53**	$ 3.01	$ 2.47
Diluted	**$ 2.51**	$ 2.94	$ 2.40
Average Number of Common Shares Outstanding			
Basic	**315,559**	336,210	356,467
Diluted	**318,687**	344,785	366,878
Dividend Declared per Common Share	**$ 0.88**	$ 0.82	$ 0.73

See accompanying notes.

CONSOLIDATED BALANCE SHEET

December 31 (in thousands, except share data)	2008	2007
Assets		
Current Assets		
Cash and equivalents	**$ 471,671**	$ 396,096
Accounts receivable (net of allowances for doubtful accounts and sales returns: 2008 – $268,685; 2007 – $267,681)	**1,060,858**	1,189,205
Inventories:		
Finished goods	**349,203**	324,864
Work-in-process	**4,359**	8,640
Paper and other materials	**16,117**	17,164
Total inventories	**369,679**	350,668
Deferred income taxes	**285,364**	280,525
Prepaid and other current assets	**115,151**	127,172
Total current assets	**2,302,723**	2,343,666
Prepublication Costs (net of accumulated amortization: 2008 – $943,022; 2007 – $940,298)	**552,534**	573,179
Investments and Other Assets		
Assets for pension benefits	**52,994**	276,487
Deferred income taxes	**79,559**	15,893
Other	**176,900**	185,273
Total investments and other assets	**309,453**	477,653
Property and Equipment – At Cost		
Land	**13,841**	14,600
Buildings and leasehold improvements	**575,850**	596,869
Equipment and furniture	**984,260**	1,002,582
Total property and equipment	**1,573,951**	1,614,051
Less – accumulated depreciation	**(952,889)**	(953,285)
Net property and equipment	**621,062**	660,766
Goodwill and Other Intangible Assets		
Goodwill – net	**1,703,240**	1,697,621
Copyrights – net	**162,307**	178,869
Other intangible assets – net	**428,823**	459,622
Net goodwill and other intangible assets	**2,294,370**	2,336,112
Total Assets	**$6,080,142**	$6,391,376

See accompanying notes.

	2008	2007
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable	**$ 70,022**	$ 22
Accounts payable	**337,459**	388,008
Accrued royalties	**111,471**	110,849
Accrued compensation and contributions to retirement plans	**420,515**	598,556
Income taxes currently payable	**17,209**	18,147
Unearned revenue	**1,099,167**	1,085,440
Deferred gain on sale leaseback	**10,726**	10,180
Other current liabilities	**464,134**	447,022
Total current liabilities	**2,530,703**	2,658,224
Other Liabilities		
Long-term debt	**1,197,611**	1,197,425
Deferred income taxes	**3,406**	155,066
Liability for pension and other postretirement benefits	**606,331**	284,259
Deferred gain on sale leaseback	**159,115**	169,941
Other non-current liabilities	**300,640**	319,811
Total other liabilities	**2,267,103**	2,126,502
Total liabilities	**4,797,806**	4,784,726
Commitments and Contingencies (Notes 6 and 15)		
Shareholders' Equity		
Common stock, $1 par value: authorized – 600,000,000 shares; issued 411,709,328 shares in 2008 and 2007	**411,709**	411,709
Additional paid-in capital	**55,150**	169,187
Retained income	**6,070,793**	5,551,757
Accumulated other comprehensive loss	**(444,022)**	(12,623)
Less – Common stock in treasury – at cost (97,303,901 in 2008 and 89,341,682 shares in 2007)	**(4,811,294)**	(4,513,380)
Total shareholders' equity	**1,282,336**	1,606,650
Total Liabilities and Shareholders' Equity	**$6,080,142**	$6,391,376

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands)	2008	2007	2006
Cash Flows from Operating Activities			
Net income	$ 799,491	$ 1,013,559	$ 882,231
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	119,849	112,586	113,200
Amortization of intangibles	58,497	48,403	48,387
Amortization of prepublication costs	270,442	240,182	228,405
Provision for losses on accounts receivable	27,098	14,991	19,577
Net change in deferred income taxes	(17)	(46,615)	(86,613)
Gain on sale of businesses	–	(21,432)	–
Stock-based compensation	(1,934)	124,692	136,181
Other	3,845	12,639	2,896
Change in operating assets and liabilities net of effect of acquisitions and dispositions:			
Accounts receivable	95,070	71,448	(131,686)
Inventories	(26,482)	(11,601)	21,619
Prepaid and other current assets	1,702	(4,717)	3,718
Accounts payable and accrued expenses	(242,327)	34,840	44,334
Unearned revenue	25,145	86,877	120,805
Other current liabilities	26,317	71,636	20,468
Net change in prepaid/accrued income taxes	7,354	(36,940)	58,853
Net change in other assets and liabilities	4,703	6,403	26,929
Cash provided by operating activities	1,168,753	1,716,951	1,509,304
Cash Flows from Investing Activities			
Investment in prepublication costs	(254,106)	(298,984)	(276,810)
Purchase of property and equipment	(105,978)	(229,609)	(126,593)
Acquisition of businesses and equity interests	(48,261)	(86,707)	(13,480)
Disposition of property, equipment and businesses	440	62,261	12,381
Additions to technology projects	(25,353)	(16,654)	(22,978)
Cash used for investing activities	(433,258)	(569,693)	(427,480)
Cash Flows from Financing Activities			
Dividends paid to shareholders	(280,455)	(277,746)	(260,323)
Proceeds from issuance of senior notes, net	–	1,188,803	–
Additions/payments on short-term debt, net	70,000	(2,345)	(605)
Repurchase of treasury shares	(447,233)	(2,212,655)	(1,540,126)
Exercise of stock options	41,420	146,867	262,856
Excess tax benefit from share-based payments	3,981	35,849	58,329
Other	–	–	(75)
Cash used for financing activities	(612,287)	(1,121,227)	(1,479,944)
Effect of exchange rate changes on cash	(47,633)	16,567	2,831
Net change in cash and equivalents	75,575	42,598	(395,289)
Cash and equivalents at beginning of year	396,096	353,498	748,787
Cash and equivalents at end of year	$ 471,671	$ 396,096	$ 353,498

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)	Common stock $1 par	Additional paid-in capital	Retained income	Accumulated other comprehensive loss	Less – common stock in treasury at cost	Less – unearned compensation on restricted stock	Total
Balance at December 31, 2005	$411,709	$ 1,020	$4,199,210	$ (81,060)	$1,401,973	$ 15,758	$ 3,113,148
Net income	–	–	882,231		–	–	882,231
Other comprehensive income:							
Foreign currency translation adjustment	–	–	–	29,207	–	–	29,207
Minimum pension liability adjustment	–	–	–	6,008	–	–	6,008
Comprehensive Income							917,446
Adjustment to initially apply SFAS No. 158, net of tax	–	–	–	(69,367)	–	–	(69,367)
Dividends ($0.73 per share)	–	–	(260,323)	–	–	–	(260,323)
Share repurchases	–	–	–	–	1,540,126	–	(1,540,126)
Employee stock plans, net of tax benefit	–	113,646	–	–	(389,362)	(15,758)	518,766
Other	–	(70)	–	–	(144)	–	74
Balance at December 31, 2006	411,709	114,596	4,821,118	(115,212)	2,552,593	–	2,679,618
Net income	–	–	1,013,559		–	–	1,013,559
Other comprehensive income:							
Foreign currency translation adjustment	–	–	–	28,618	–	–	28,618
Unrealized gain on investment, net of tax	–	–	–	3,747	–	–	3,747
Pension and other postretirement benefit plans, net of tax	–	–	–	70,224	–	–	70,224
Comprehensive Income							1,116,148
Adjustment to initially apply FIN 48	–	–	(5,174)	–	–	–	(5,174)
Dividends ($0.82 per share)	–	–	(277,746)	–	–	–	(277,746)
Share repurchases	–	–	–	–	2,212,655	–	(2,212,655)
Employee stock plans, net of tax benefit	–	54,683	–	–	(251,701)	–	306,384
Other	–	(92)	–	–	(167)	–	75
Balance at December 31, 2007	411,709	169,187	5,551,757	(12,623)	4,513,380	–	1,606,650
Net income	**–**	**–**	**799,491**		**–**	**–**	**799,491**
Other comprehensive loss:							
Foreign currency translation adjustment	**–**	**–**	**–**	**(96,683)**	**–**	**–**	**(96,683)**
Unrealized loss on investment, net of tax	**–**	**–**	**–**	**(3,443)**	**–**	**–**	**(3,443)**
Pension and other postretirement benefit plans, net of tax	**–**	**–**	**–**	**(331,273)**	**–**	**–**	**(331,273)**
Comprehensive Income							**368,092**
Dividends ($0.88 per share)	**–**	**–**	**(280,455)**	**–**	**–**	**–**	**(280,455)**
Share repurchases	**–**	**–**	**–**	**–**	**447,233**	**–**	**(447,233)**
Employee stock plans, net of tax benefit	**–**	**(114,037)**	**–**	**–**	**(149,319)**	**–**	**35,282**
Balance at December 31, 2008	**$411,709**	**$ 55,150**	**$6,070,793**	**$(444,022)**	**$4,811,294**	**$ –**	**$ 1,282,336**

See accompanying notes.

1. ACCOUNTING POLICIES

Nature of operations. The McGraw-Hill Companies (the "Company") is a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy; automotive; construction; aerospace and defense; broadcasting; and marketing information services. The operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.

The McGraw-Hill Education segment is one of the premier global educational publishers. This segment consists of two operating groups: the School Education Group ("SEG"), serving the elementary and high school ("el-hi") markets, and the Higher Education, Professional and International ("HPI") Group, serving the college, professional, international and adult education markets.

The Financial Services segment operates under the Standard & Poor's brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The segment consists of two operating groups: Credit Market Services and Investment Services. Credit Market Services provides independent global credit ratings, credit risk evaluations, and ratings-related information and products. Investment Services provides comprehensive value-added financial data, information, indices and research.

The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups, the Business-to-Business Group (including such brands as *BusinessWeek*, J.D. Power and Associates, McGraw-Hill Construction, Platts and *Aviation Week*) and the Broadcasting Group, which operates nine television stations, four ABC affiliated and five Azteca America affiliated stations.

Principles of consolidation. The consolidated financial statements include the accounts of all subsidiaries and the Company's share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits. Such investments are stated at cost, which approximates market value and were $471.7 million and $396.1 million at December 31, 2008 and 2007, respectively. These investments are not subject to significant market risk.

Accounts receivable. Credit is extended to customers based upon an evaluation of the customer's financial condition. Accounts receivable are recorded at net realizable value.

Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, the Company considers, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is $13.3 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the HPI Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns in the HPI Group vary by one percentage point the impact on operating profit would be approximately $11.2 million.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. In determining this reserve, the Company considers management's current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand. Should the estimate for inventory obsolescence for the Company vary by one percentage point, it would have an approximate $5.0 million impact on operating profit.

Prepublication costs. Prepublication costs, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities. In evaluating recoverability, the Company considers management's current assessment of the marketplace, industry trends and the projected success of programs. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $2.7 million.

Deferred technology costs. The Company capitalizes certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to the Company and are not part of an allocation or existing base from within the Company. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, the Company evaluates the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross deferred technology costs were $145.2 million and $127.1 million at December 31, 2008 and 2007, respectively. Accumulated amortization of deferred technology costs was $96.9 million and $73.8 million at December 31, 2008 and 2007, respectively.

Accounting for the impairment of long-lived assets. The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2008, 2007 and 2006.

Goodwill and other intangible assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2008 and 2007, the carrying value of goodwill and other indefinite lived intangible assets was approximately $1.9 billion in each year. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting unit is estimated using discounted free cash flow which is based on current operating budgets and long range projections of each reporting unit. Free cash flow is discounted based on market comparable weighted average cost of capital rates for each reporting unit obtained from an independent third-party provider, adjusted for market and other risks where appropriate. In addition, the Company reconciles the sum of the fair values of the reporting units to the total market capitalization of the Company, taking into account certain factors including control premiums. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of the goodwill. The fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over the estimated useful life of the asset to its estimated residual value and reviewed for impairment in accordance with SFAS No. 144. The Company performed its impairment assessment of indefinite lived intangible assets and goodwill, in accordance with SFAS No. 142 and concluded that no impairment existed for the years ended December 31, 2008, 2007 and 2006.

Foreign currency translation. The Company has operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the Parent Company, the U.S. dollar is the functional currency. For local currency operations, assets and liabilities are translated into U.S. dollars using end of period exchange rates, and revenue and expenses are translated into U.S. dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of shareholders' equity.

Revenue recognition. Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.

The transformation of Sweets, the popular building products database, from a print catalog to a fully-integrated Internet based sales and marketing solution led to sales of bundled products which resulted in an additional $23.8 million of deferred revenue in 2006 which was recognized ratably throughout 2007.

Product revenue consists of the McGraw-Hill Education and the Information & Media segments, and represents educational and information products, primarily books, magazine circulations and syndicated study products. Service revenue consists of the Financial Services segment, the service assessment contracts of the McGraw-Hill Education segment and the remainder of the Information & Media segment, primarily related to information-related services and advertising.

Shipping and handling costs. In accordance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," all amounts billed to customers in a sales transaction for shipping and handling are classified as revenue.

Depreciation. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and improvements – 15 to 40 years; equipment and furniture – two to 10 years. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.

Advertising expense. The cost of advertising is expensed as incurred. The Company incurred $67.3 million, $80.8 million and $79.6 million in advertising costs in 2008, 2007 and 2006, respectively.

Stock-based compensation. The Company accounts for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). Under the fair value recognition provisions of this statement, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Upon adoption of SFAS No. 123(R), the Company applied the modified prospective method. The valuation provision of SFAS No. 123(R) applies to new grants and to grants that were outstanding as of the effective date. Estimated compensation expense for grants that were outstanding as of the effective date were recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123, "Accounting for Stock-Based Compensation," pro forma disclosures. Stock-based compensation is classified as both operating expense and selling and general expense on the consolidated statement of income. In accordance with SFAS No. 123(R), accrued compensation on restricted stock within other non-current liabilities and unearned compensation on restricted stock were reclassified to additional paid-in capital in the consolidated balance sheet on the date of adoption.

Income taxes. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income taxes and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively.

Management's judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and the Company is routinely under audit by many different tax authorities. Management believes that its accrual for tax liabilities is adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2009. If any of these tax audit settlements do occur within that period the Company would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between the Company and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is the opinion of the Company's management that any assessments resulting from the current audits will not have a material effect on the Company's consolidated financial statements.

Recent accounting pronouncements. In December 2008, the FASB issued FASB Staff Position ("FSP") FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 amends SFAS No. 132(R), "Employers' Disclosures about Pension and Other Postretirement Benefits" and provides guidance on an employer's disclosure about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact FSP FAS 132(R)-1 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51," ("SFAS No. 160"). SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for any noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as a component of equity in the consolidated financial statements and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolled interest. The Company adopted SFAS No. 160 beginning in the first quarter of fiscal 2009 and the initial adoption did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS No. 141(R)"). SFAS No. 141(R) fundamentally changes many aspects of existing accounting requirements for business combinations. SFAS No. 141(R) includes guidance for the recognition and measurement of the identifiable assets acquired, the liabilities assumed, and any noncontrolling or minority interest in the acquired company. It also provides guidance for the measurement of goodwill, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies as well as acquisition-related transaction costs. The Company adopted SFAS No. 141(R) beginning in the first quarter of fiscal 2009 and the initial adoption did not have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157") to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The Company adopted SFAS No. 157 beginning in the first quarter of fiscal 2008. In February 2008, the FASB issued FSP 157-2, "Effective Date of FASB Statement No. 157," ("FSP FAS 157-2") which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company adopted FSP FAS 157-2 beginning in the first fiscal quarter of 2009 and the initial adoption did not have a material impact on its consolidated financial statements.

Reclassification. Certain prior year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS AND DISPOSITIONS

Acquisitions. In 2008, the Company paid $48.3 million for the acquisition of several businesses and for purchase price adjustments from its prior years' acquisitions. In 2007, the Company paid $86.7 million for the acquisition of several businesses and for purchase price adjustments from its prior years' acquisitions. In 2006, the Company paid $13.5 million for the acquisition of several businesses and partial equity interests and for purchase price adjustments from its prior years' acquisitions. All of these acquisitions were accounted for under the purchase method. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill and other intangibles. Intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 18 years.

Non-cash investing activities. Liabilities assumed in conjunction with the acquisition of businesses are as follows:

(in millions)	**2008**	2007	2006
Fair value of assets acquired	**$50.8**	$102.5	$19.0
Cash paid (net of cash acquired)	**48.3**	86.7	13.5
Liabilities assumed	**$ 2.5**	$ 15.8	$ 5.5

All of these acquisitions are immaterial to the Company individually and in the aggregate.

Dispositions. In 2008, the Company did not make any dispositions.

In 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. This business was selected for divestiture as it no longer fit within the Company's strategic plans. The divestiture of the mutual fund data business enables the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolios services. The Company recognized a pre-tax gain of $17.3 million ($10.3 million after-tax, or $0.03 per diluted share).

In 2007, all dispositions including the sale of the mutual fund data business are immaterial to the Company individually and in the aggregate.

In 2006, the Company made several dispositions that are immaterial to the Company individually and in the aggregate.

3. DEBT AND OTHER COMMITMENTS

A summary of short-term and long-term debt outstanding as of December 31, is as follows:

(in millions)	2008	2007
5.375% Senior Notes, due 2012[(a)]	**$ 399.7**	$ 399.7
5.900% Senior Notes, due 2017[(b)]	**399.1**	399.0
6.550% Senior Notes, due 2037[(c)]	**398.5**	398.4
Commercial paper	**70.0**	–
Notes payable	**0.3**	0.3
Total debt	**1,267.6**	1,197.4
Less: Short-term debt including current maturities	**70.0**	–
Long-term debt	**$1,197.6**	$1,197.4

Senior Notes

(a) As of December 31, 2008, the Company had outstanding $399.7 million of 2012 senior notes consisting of $400 million principal and an unamortized debt discount of $0.3 million. The 2012 senior notes, when issued in November 2007, were priced at 99.911% with a yield of 5.399%. Interest payments are required to be made semiannually on February 15 and August 15.

(b) As of December 31, 2008, the Company had outstanding $399.1 million of 2017 senior notes consisting of $400 million principal and an unamortized debt discount of $0.9 million. The 2017 senior notes, when issued in November 2007, were priced at 99.76% with a yield of 5.933%. Interest payments are required to be made semiannually on April 15 and October 15.

(c) As of December 31, 2008, the Company had outstanding $398.5 million of 2037 senior notes consisting of $400 million principal and an unamortized debt discount of $1.5 million. The 2037 senior notes, when issued in November 2007, were priced at 99.605% with a yield of 6.580%. Interest payments are required to be made semiannually on May 15 and November 15.

Available Financing. On June 22, 2007, the Company completed the conversion of its commercial paper program from the Section 3a (3) to the Section 4(2) classification as defined under the Securities Act of 1933. This conversion provides the Company with greater flexibility relating to the use of proceeds received from the issuance of commercial paper which may be sold to qualified institutional buyers and accredited investors. All commercial paper issued by the Company subsequent to this conversion date will be executed under the Section 4(2) program. The Section 3a (3) program was officially terminated when all existing commercial paper outstanding under this program matured in July 2007. The size of the Company's total commercial paper program remains $1.2 billion and is supported by the revolving credit agreement described below. Commercial paper borrowings outstanding at December 31, 2008 totaled $70 million, with an average interest rate and average term of 1.4% and 29 days. There were no outstanding commercial paper borrowings as of December 31, 2007.

On September 12, 2008 the Company closed on two new revolving credit facility agreements totaling $1.15 billion collectively (the "new credit facility") to replace the existing $1.2 billion five-year credit facility that was to expire on July 20, 2009. The new credit facility is with a syndicate of fourteen banks led by JP Morgan Chase and Bank of America. The existing credit facility was cancelled once the new facility became effective.

The new credit facility consists of two separate tranches, a $383.3 million 364-day facility that will terminate on September 11, 2009 and a $766.7 million 3-year facility that will terminate on September 12, 2011. The Company pays a commitment fee of 8–17.5 basis points for the 364-day facility and a commitment fee of 10–20 basis points for the 3-year facility, depending upon the credit rating of the Company, whether or not amounts have been borrowed. At the Company's current credit rating, the commitment fee is 8 basis points for the 364-day facility and 10 basis points for the 3-year facility. The interest rate on borrowings under the credit facility is, at the Company's option, based on (i) a spread over the prevailing London Inter-Bank Offer Rate ("LIBOR") that is calculated by multiplying the current 30 business day average of the CDX 5-year investment grade index by a percentage, ranging from 50–100% that is based on the Company's credit rating ("LIBOR loans"), which at the Company's current credit rating, the borrowing rate would be 50% of this index, with a minimum spread of 0.5%, or (ii) on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or 0.5% plus the Federal funds rate ("ABR loans").

The Company has the option at the termination of the 364-day facility to convert any revolving loans outstanding into term loans for an additional year. Term loans can be LIBOR loans or ABR loans and would carry an additional spread of 0.35%.

The new credit facility contains certain covenants. The only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined in the new credit facility, of 4 to 1. This covenant is similar to the previous credit agreements and has never been exceeded. There were no borrowings under either of the facilities as of December 31, 2008 and 2007.

The Company has the capacity to issue Extendible Commercial Notes ("ECN"s) of up to $240 million, provided that sufficient investor demand for the ECNs exists. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company's commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECN borrowings outstanding as of December 31, 2008 and 2007. The ECN market is not available and the Company has no plans to utilize this market.

On April 19, 2007, the Company signed a promissory note with one of its providers of banking services to enable the Company to borrow additional funds, on an uncommitted basis, from time to time to supplement its commercial paper and ECNs borrowings. The specific terms (principal, interest rate and maturity date) of each borrowing governed by this promissory note are determined on the borrowing date of each loan. These borrowings have no financial covenants. There were no promissory note borrowings outstanding as of December 31, 2008 and 2007. In the current credit environment, the market for these instruments is currently not available and the Company has no plans to utilize them in the short-term.

On January 1, 2009, the Company transferred most of Standard & Poor's U.S. properties and assets from a division to a newly-formed, wholly-owned subsidiary. This action was done to address future operational and financial conditions, and will not affect the ongoing conduct of Standard & Poor's businesses, including the credit ratings business.

In conjunction with this reorganization, a series of supplemental agreements were executed. They include a supplemental indenture for the Company's $1.2 billion senior notes (three tranches of $400 million due in 2012, 2017 and 2037), amendments to the company's current $1.15 billion Credit Agreement (including both the 364-day and the three-year agreements), amendments to the commercial paper issuing and paying agency agreement (with JP Morgan) and amended and restated commercial paper dealer agreements (with JP Morgan, Morgan Stanley and Merrill Lynch). All of these agreements and amendments provide that the new S&P subsidiary will guarantee the senior notes issued pursuant to the indenture, amounts borrowed under the credit agreement and the commercial paper.

Long-term debt was $1,197.6 million and $1,197.4 million as of December 31, 2008 and 2007, respectively. As a result of the current volatility of financial markets, the fair value of the Company's long-term borrowings has declined to $909.1 million at December 31, 2008. The Company paid interest on its debt totaling $71.9 million in 2008, $44.1 million in 2007 and $11.6 million in 2006.

Aggregate requirements for long-term debt maturities during the next five years are as follows: 2009 through 2011 no amounts due; 2012 – $400.0 million; 2013 – no amount due.

4. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

The Company has three reportable segments: McGraw-Hill Education, Financial Services and Information & Media. The McGraw-Hill Education segment is one of the premier global educational publishers serving the elementary and high school ("el-hi"), college and university, professional, international and adult education markets. During 2008, 2007 and 2006, the segment incurred pre-tax restructuring charges that reduced operating profit by $25.3 million, $16.3 million and $16.0 million, respectively (see Note 14). Included in 2007 operating profit is a pre-tax gain of $4.1 million resulting from a divestiture of a product line in July 2007.

The Financial Services segment operates under the Standard & Poor's brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. During 2008, 2007 and 2006, the segment incurred pre-tax restructuring charges that reduced operating profit by $25.9 million, $18.8 million and $1.2 million, respectively. Included in 2007 operating profit is a pre-tax gain of $17.3 million from the sale of the Company's mutual fund data business.

The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis. During 2008, 2007 and 2006, the segment incurred pre-tax restructuring charges that reduced operating profit by $19.2 million, $6.7 million and $8.7 million, respectively. The results for 2006 reflect a deferral of $23.8 million of revenue and $21.1 million of operating profit related to the transformation of Sweets from a primarily print catalog to bundled print and online services, which was recognized ratably throughout 2007.

In 2008, as a result of a reduction in the change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections, the Company recorded a decrease in incentive compensation as follows: McGraw-Hill Education, $29.3 million; Financial Services, $166.0 million; Information & Media, $22.6 million and Corporate, $55.8 million.

In 2006, as a result of the elimination of the Company's restoration stock option program the Company incurred a $23.8 million pre-tax charge as follows: McGraw-Hill Education, $4.2 million; Financial Services, $2.1 million; Information & Media, $2.7 million; and Corporate, $14.8 million.

Information as to the operations of the three segments of the Company is set forth below based on the nature of the products and services offered. The Executive Committee, consisting of the Company's principal corporate executives, is the Company's chief operating decision-maker and evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

The adjustments to operating profit listed below relate to the operating results of the corporate entity, which is not considered an operating segment and includes corporate expenses of $109.1 million, $159.8 million and $162.9 million, and net interest expense of $75.6 million, $40.6 million and $13.6 million, for the years ended December 31, 2008, 2007 and 2006, respectively. Pre-tax restructuring charges impacted corporate expenses by $3.0 million, $1.9 million and $6.8 million, for the years ended December 31, 2008, 2007 and 2006, respectively. Corporate assets consist principally of cash and equivalents, assets for pension benefits, deferred income taxes and leasehold improvements related to subleased areas.

Foreign revenue and long-lived assets include operations in approximately 40 countries. The Company does not have operations in any foreign country that represent more than 5% of its consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

Segment information for the years ended December 31, 2008, 2007 and 2006 is as follows:

(in millions)	McGraw-Hill Education	Financial Services	Information & Media	Segment Totals	Adjustments	Consolidated Total
2008						
Revenue	**$2,638.9**	**$2,654.3**	**$1,061.9**	**$6,355.1**	**$ –**	**$6,355.1**
Operating profit	**316.5**	**1,055.4**	**92.0**	**1,463.9**	**(184.7)**	**1,279.2***
Stock-based compensation[b]	**(1.6)**	**(1.9)**	**(0.5)**	**(4.0)**	**2.1**	**(1.9)**
Depreciation and amortization[c]	**351.0**	**60.2**	**31.1**	**442.3**	**6.5**	**448.8**
Assets	**2,859.4**	**1,247.6**	**926.9**	**5,033.9**	**1,046.2**	**6,080.1**
Capital expenditures[d]	**298.7**	**38.8**	**18.4**	**355.9**	**4.1**	**360.0**
Technology project additions	**7.2**	**10.9**	**7.3**	**25.4**	**–**	**25.4**
2007						
Revenue	$2,705.9	$3,046.2	$1,020.2[a]	$6,772.3	$ –	$6,772.3
Operating profit	400.0	1,359.4	63.5[a]	1,822.9	(200.4)	1,622.5*
Stock-based compensation	27.7	44.2	22.1	94.0	30.7	124.7
Depreciation and amortization[c]	310.3	50.9	33.2	394.4	6.8	401.2
Assets	2,996.0	1,306.4	953.1	5,255.5	1,135.9	6,391.4
Capital expenditures[d]	434.5	62.1	29.6	526.2	2.4	528.6
Technology project additions	5.2	7.1	0.7	13.0	3.7	16.7
2006						
Revenue	$2,524.2	$2,746.4	$984.5[a]	$6,255.1	$ –	$6,255.1
Operating profit	329.1	1,202.3	49.9[a]	1,581.3	(176.5)	1,404.8*
Stock-based compensation	31.6	38.3	22.9	92.8	43.4	136.2
Depreciation and amortization[c]	303.5	48.4	35.4	387.3	2.7	390.0
Assets	2,826.5	1,308.0	950.8	5,085.3	957.6	6,042.9
Capital expenditures[d]	338.2	44.9	19.3	402.4	1.0	403.4
Technology project additions	11.7	2.8	4.8	19.3	3.7	23.0

* Income before taxes on income

(a) The results for 2006 reflect a deferral of $23.8 million of revenue and $21.1 million of operating profit related to the transformation of Sweets from a primarily print catalog to bundled print and online services, which was recognized ratably throughout 2007.

(b) In 2008, the Company reduced its projected payout percentage for restricted performance stock awards (see Note 8).

(c) Includes amortization of intangible assets and prepublication costs.

(d) Includes purchase of property and equipment and investments in prepublication costs.

The following is a schedule of revenue and long-lived assets by geographic location:

(in millions)	**2008**		2007		2006	
	Revenue	**Long-lived Assets**	Revenue	Long-lived Assets	Revenue	Long-lived Assets
United States	**$4,579.4**	**$3,107.7**	$5,008.5	$3,175.8	$4,725.0	$2,972.7
European region	**1,020.5**	**220.5**	1,030.9	246.3	883.9	284.3
Asia	**438.8**	**117.9**	426.1	126.8	376.3	127.3
Rest of world	**316.4**	**70.2**	306.8	74.4	269.9	64.5
Total	**$6,355.1**	**$3,516.3**	$6,772.3	$3,623.3	$6,255.1	$3,448.8

5. TAXES ON INCOME

Income before taxes on income resulted from domestic and foreign operations as follows:

(in millions)	2008	2007	2006
Domestic operations	**$1,014.5**	$1,370.3	$1,224.0
Foreign operations	**264.7**	252.2	180.8
Total income before taxes	**$1,279.2**	$1,622.5	$1,404.8

The provision/(benefit) for taxes on income consists of the following:

(in millions)	2008	2007	2006
Federal:			
Current	**$319.6**	$455.7	$415.2
Deferred	**1.8**	(59.7)	(40.8)
Total federal	**321.4**	396.0	374.4
Foreign:			
Current	**77.8**	96.8	62.8
Deferred	**3.8**	8.1	(5.5)
Total foreign	**81.6**	104.9	57.3
State and local:			
Current	**78.7**	122.3	99.3
Deferred	**(2.0)**	(14.2)	(8.4)
Total state and local	**76.7**	108.1	90.9
Total provision for taxes	**$479.7**	$609.0	$522.6

A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate for financial reporting purposes follows:

	2008	2007	2006
U.S. statutory rate	**35.0%**	35.0%	35.0%
Effect of state and local income taxes	**4.3**	4.5	4.2
Other – net	**(1.8)**	(2.0)	(2.0)
Effective tax rate	**37.5%**	37.5%	37.2%

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31, are as follows:

(in millions)	2008	2007
Deferred tax assets:		
Reserves and accruals	**$ 346.4**	$ 415.5
Postretirement benefits	**343.6**	58.5
Deferred gain	**68.7**	75.2
Other – net	**73.9**	64.2
Total deferred tax assets	**832.6**	613.4
Deferred tax liabilities:		
Fixed assets and intangible assets	**(382.5)**	(374.2)
Prepaid pension and other expenses	**(79.8)**	(90.2)
Unearned revenue	**(8.8)**	(7.7)
Total deferred tax liabilities	**(471.1)**	(472.1)
Net deferred income taxes	**$ 361.5**	$ 141.3
Reported as:		
Current deferred tax assets	**$ 285.4**	$ 280.5
Non-current deferred tax assets	**79.5**	15.9
Non-current deferred tax liabilities	**(3.4)**	(155.1)
Net deferred income taxes	**$ 361.5**	$ 141.3

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings that are indefinitely reinvested in foreign operations amounted to approximately $339.5 million at December 31, 2008. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

The Company made net income tax payments totaling $466.1 million in 2008, $635.4 million in 2007 and $480.0 million in 2006. At December 31, 2008, the Company had federal net operating loss carryforwards of approximately $34.9 million which will expire between 2015 and 2027, and the utilization of these losses will be subject to limitations.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $5.2 million, which was accounted for as a reduction to the January 1, 2007 balance of retained income. The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2008 and 2007 were $27.7 million and $45.8 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2008 and 2007, are $2.2 million and $3.9 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to unrecognized tax benefits, as of December 31, 2008 and 2007, the Company had $13.5 million and $11.9 million, respectively, of accrued interest and penalties associated with uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2008	2007
Balance at beginning of year	**$ 45.8**	$ 75.1
Additions based on tax positions related to the current year	**8.5**	12.0
Additions for tax positions of prior years	**1.3**	1.5
Reductions for tax positions of prior years	**(27.9)**	(42.8)
Balance at end of year	**$ 27.7**	$ 45.8

During 2008, the Company completed various federal, state and local, and foreign tax audits. The net decrease of $18.1 million in the amount of unrecognized tax benefits favorably impacted tax expense by $15.9 million. The remaining net decrease was attributable to tax positions that were either timing related or settled. This favorable impact to the tax provision was offset by additional requirements for the repatriation of cash from international operations.

During 2007, the Company completed various federal, state and local, and foreign tax audits. The favorable impact to tax expense in 2007 was $20.0 million which was offset by additional tax requirements for the repatriation of cash from foreign operations.

During 2006, the Company completed various federal, state and local, and foreign tax audits and removed approximately $17.0 million from its accrued income tax liability accounts. This amount was offset by additional requirements for taxes related to foreign subsidiaries.

In 2008, the Company completed the U.S. federal tax audits for the year ended December 31, 2007 and consequently has no open U.S. federal income tax examinations for years prior to 2008. In 2008, the Company completed various state and foreign tax audits and, with few exceptions, is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and the Company is routinely under audit by many different tax authorities. Management believes that its accrual for tax liabilities is adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2009. If any of these tax audit settlements do occur within that period, the Company would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between the Company and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is the opinion of the Company's management that any assessments resulting from the current audits will not have a material effect on the Company's consolidated financial statements.

6. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements is as follows:

(in millions)	2008	2007	2006
Gross rental expense	**$241.0**	$228.2	$214.7
Less: sublease revenue	**(2.4)**	(5.5)	(7.3)
Less: Rock-McGraw rent credit	**(18.4)**	(17.6)	(16.9)
Net rental expense	**$220.2**	$205.1	$190.5

The Company is committed under lease arrangements covering property, computer systems and office equipment. Leasehold improvements are amortized straight-line over the shorter of their economic lives or their lease term. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services. Rent escalation fees are recognized straight-line over the lease term.

Minimum rental commitments, including rent payments on the sale-leaseback described in Note 13 to the consolidated financial statements, under existing non-cancelable leases with a remaining term of more than one year, are shown in the following table. The annual rental commitments for real estate are reduced by $2.3 million in 2009, $2.1 million in 2010, $1.9 million in 2011, $1.1 million in 2012 and $0.8 million in 2013 for sublease income.

(in millions)	
2009	$ 176.3
2010	165.2
2011	149.2
2012	133.8
2013	130.4
2014 and beyond	814.8
Total	$1,569.7

7. SHAREHOLDERS' EQUITY

Capital Stock. Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued.

The Company terminated the restoration feature of its stock option program on March 30, 2006 in an effort to reduce future expenses the Company would have incurred under SFAS No. 123(R).

In 2008, dividends were paid at the quarterly rate of $0.22 per common share. Total dividends paid in 2008, 2007 and 2006 were $280.5 million, $277.7 million and $260.3 million, respectively. On January 28, 2009, the Board of Directors approved an increase in the dividends for 2009 to a quarterly rate of $0.225 per common share.

Stock Repurchases. On January 24, 2006, the Board of Directors approved a stock repurchase program (the

"2006 program") authorizing the purchase of up to 45.0 million shares, which was approximately 12.1% of the total shares of the Company's outstanding common stock at that time. During 2006, the Company repurchased 28.4 million shares, which included 3.4 million shares remaining under the previously approved 2003 program, for $1.5 billion at an average price of $54.23, and 8.4 million shares acquired from the estate of William H. McGraw. At December 31, 2006, authorization for the repurchase of 20.0 million shares remained under the 2006 program.

During March 2006, as part of its previously announced stock repurchase program, the Company acquired 8.4 million shares of the Company's stock from the holdings of the recently deceased William H. McGraw. The shares were purchased through a mixture of available cash and borrowings at a discount of approximately 2.4% from the March 30, 2006 New York Stock Exchange closing price through a private transaction with Mr. McGraw's estate. This transaction closed on April 5, 2006 and the total purchase amount was $468.8 million. The transaction was approved by the Financial Policy and Audit Committees of the Company's Board of Directors, and the Company received independent financial and legal advice concerning the purchase.

On January 31, 2007, the Board of Directors approved a new stock repurchase program (the "2007 program") authorizing the repurchase of up to 45.0 million additional shares, which was approximately 12.7% of the total shares of the Company's outstanding common stock at that time. During 2007, the Company repurchased 37.0 million shares, which included the remaining 20.0 million shares under the 2006 program, for $2.2 billion at an average price of $59.80. At December 31, 2007, authorization for the repurchase of 28.0 million shares remained under the 2007 program.

During 2008, the Company repurchased 10.9 million shares under the 2007 program, for $0.4 billion at an average price of $41.03. At December 31, 2008, authorization for the repurchase of 17.1 million shares remained under the 2007 program.

Share repurchases for the years ended December 31, are as follows:

(in millions, except average price)	**2008**	2007	2006
Shares repurchased	**10.9**	37.0	28.4
Average price	**$41.03**	$ 59.80	$ 54.23
Amount	**$447.2**	$2,212.7	$1,540.1

Shares repurchased were used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. In any period, cash used in financing activities related to common stock repurchased may differ from the comparable change in stockholders' equity, reflecting timing differences between the recognition of share repurchase transactions and their settlement for cash.

Accumulated Other Comprehensive Loss. Accumulated other comprehensive loss at December 31, consists of the following:

(in thousands)	**2008**	2007	2006
Foreign currency translation adjustments	**$(104,757)**	$ (8,074)	$ (36,692)
Unrealized gain on investment, net of tax	**304**	3,747	–
Pension and other postretirement plans, net of tax	**(339,569)**	(8,296)	(78,520)
Total accumulated other comprehensive loss	**$(444,022)**	$(12,623)	$(115,212)

8. STOCK PLAN AWARDS

The Company has a Director Deferred Stock Ownership Plan and three employee stock ownership plans: the 1987, 1993 and 2002 Employee Stock Incentive Plans.

Director Deferred Stock Ownership Plan. Under this Plan, common stock reserved may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the Company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

1987 and 1993 Employee Stock Incentive Plans. These plans provided for the granting of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards. No further awards may be granted under these Plans; although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under these Plans in accordance with their terms.

2002 Employee Stock Incentive Plan as amended in 2004 (the "2002 Plan"). The 2002 Plan permits the granting of nonqualified stock options, SARs, performance stock, restricted stock, and other stock-based awards.

The number of common shares reserved for issuance at December 31, are as follows:

(in thousands)	2008	2007
Shares available for granting under the 2002 Plan	**20,526**	23,026
Options outstanding	**32,469**	31,837
Shares reserved for issuance for employee stock plan awards	**52,995**	54,863
Director Deferred Stock Ownership Plan	**556**	560
Total shares reserved for issuance	**53,551**	55,423

The Company issues treasury shares upon exercise of stock options and the issuance of restricted stock awards. To offset the dilutive effect of the exercise of employee stock options, the Company periodically repurchases shares.

Stock Options

Stock options, which may not be granted at a price less than the fair market value of the Company's common stock on the date of grant, vest over a two year service period in equal annual installments and have a maximum term of 10 years.

The Company receives a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the quoted market value of the stock at the time of the exercise of the options over the exercise price of the options. The actual income tax benefit realized from stock option exercises for the years ended December 31, is as follows:

(in millions)	2008	2007	2006
Income tax benefit realized from stock option exercises	**$ 7.0**	$ 56.6	$100.3
Net cash proceeds from the exercise of stock options	**$41.4**	$146.9	$262.9

For the years ended December 31, 2008, 2007 and 2006, $4.0 million, $35.8 million and $58.3 million, respectively, of excess tax benefits from stock options exercised are reported in cash flows from financing activities.

The Company uses a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted during the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Risk-free average interest rate	**1.4–4.4%**	3.6–6.3%	4.1–6.1%
Dividend yield	**2.0–3.4%**	1.2–1.7%	1.1–1.5%
Volatility	**21–59%**	14–22%	12–22%
Expected life (years)	**6.7–7.0**	7.0–7.2	6.7–7.1
Weighted-average grant-date fair value	**$9.77**	$15.80	$14.15

Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of the Company's stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. The Company uses the historical volatility of the Company's stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.

Stock option compensation costs are recognized from the date of grant, utilizing a two-year graded vesting method. Under this method, fifty percent of the costs are ratably recognized over the first twelve months with the remaining costs ratably recognized over a twenty-four month period starting from the date of grant. At December 31, 2008, there was $13.8 million of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.1 years.

The total intrinsic value (market value on date of exercise less exercise price) of options exercised during 2008, 2007 and 2006 totaled $17.4 million, $139.7 million and $252.1 million, respectively. The total fair value of options vested during 2008, 2007 and 2006 totaled $27.3 million, $42.3 million and $93.7 million, respectively. The aggregate intrinsic values of stock options outstanding and exercisable at December 31, 2008 were $0.6 million and $0.6 million, respectively. The weighted-average remaining years of contractual life for options outstanding and exercisable at December 31, 2008 were five years for both options outstanding and exercisable.

Stock option activity for the year ended December 31, 2008 is as follows:

(in thousands of shares)	Shares	Weighted-average exercise price
Options outstanding at December 31, 2007	31,837	$39.62
Granted	3,017	$38.61
Exercised	(1,433)	$28.90
Cancelled, forfeited and expired	(952)	$43.33
Options outstanding at December 31, 2008	**32,469**	**$39.89**
Options exercisable at December 31, 2008	**28,786**	**$39.41**

Nonvested stock option activity for the year ended December 31, 2008 is as follows:

(in thousands of shares)	Shares	Weighted-average grant-date fair value
Nonvested options outstanding at December 31, 2007	2,582	$15.38
Granted	3,017	$ 9.77
Vested	(1,832)	$14.88
Forfeited	(84)	$11.89
Nonvested options outstanding at December 31, 2008	**3,683**	**$11.09**

Beginning in 1997, participants who exercised an option by tendering previously owned shares of common stock of the Company could elect to receive a one-time restoration option covering the number of shares tendered including any shares withheld for taxes. Restoration options were granted at fair market value of the Company's common stock on the date of the grant, had a maximum term equal to the remainder of the original option term and were subject to a six-month vesting period. The Company's Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Restoration options granted between February 3, 2006 and March 30, 2006 vested immediately and all restoration options outstanding as of February 3, 2006 became fully vested. During the year ended December 31, 2006, the Company incurred a one-time charge of $23.8 million ($14.9 million after-tax or $0.04 per diluted share) related to the elimination of the restoration stock option program.

Restricted Stock

Restricted stock awards (performance and non-performance) have been granted under the 2002 Plan. Restricted stock performance awards will vest only if the Company achieves certain financial goals over the three-year vesting period. Restricted stock non-performance awards have various vesting periods (generally three years), with vesting beginning on the first anniversary of the awards.

Recipients of restricted stock awards are not required to provide consideration to the Company other than rendering service and have the right to vote and to receive dividends.

The stock-based compensation expense for restricted stock awards is determined based on the market price of the Company's stock at the grant date of the award applied to the total number of awards that are anticipated to fully vest. For restricted stock performance awards, adjustments are made to expense dependent upon financial goals achieved. At December 31, 2008, there was unrecognized stock-based compensation of $5.9 million related to restricted stock awards, which is expected to be recognized over a weighted-average period of 1.3 years.

The weighted-average grant-date fair values of restricted stock awards granted during 2008, 2007 and 2006 were $39.37, $56.12 and $57.71, respectively. The total fair value of restricted stock awards vested during 2008, 2007 and 2006 totaled $29.4 million, $28.5 million and $50.8 million, respectively. The tax (expense)/benefit relating to restricted stock award activity during 2008, 2007 and 2006 was $(11.7) million, $12.1 million and $21.7 million, respectively.

Restricted stock activity for the year ended December 31, 2008 is as follows:

Non-performance Awards (in thousands of shares)	Shares	Weighted-average grant-date fair value
Nonvested shares at December 31, 2007	25	$52.39
Granted	13	$37.42
Vested	(10)	$51.20
Forfeited	(7)	$50.93
Nonvested shares at December 31, 2008	**21**	**$44.66**

Performance Awards (in thousands of shares)	Shares	Weighted-average grant-date fair value
Nonvested shares at December 31, 2007	2,297	$57.61
Granted	1,954	$39.39
Vested	(668)	$43.20
Forfeited	(338)	$50.93
Nonvested shares at December 31, 2008	**3,245**	**$49.79**

Stock-based compensation expense and the corresponding tax benefit for the years ended December 31, are as follows:

(in millions)	**2008**	2007	2006
Stock-based compensation			
(Benefit)/expense	**$(1.9)**	$124.7	$136.2
Tax (expense)/benefit	**$(0.8)**	$ 50.5	$ 50.7

During 2008, the Company reduced the projected payout percentage of its outstanding restricted performance stock awards. In accordance with SFAS No. 123(R), the Company recorded an adjustment to reflect the current projected payout percentages for the awards which resulted in stock-based compensation having a beneficial impact on the Company's expenses.

9. RETIREMENT PLANS

The Company and its subsidiaries have a number of defined benefit pension plans and defined contribution plans covering substantially all employees. The Company's primary pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. The Company also has unfunded non-U.S. and supplemental benefit plans. The supplemental benefit plans provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. In addition, the Company sponsors voluntary 401(k) plans under which the Company may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which the Company contributes a percentage of eligible employees' compensation to the employees' accounts.

On December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)," ("SFAS No. 158") which requires the Company to recognize the funded status of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at the adoption of SFAS No. 158.

A summary of the benefit obligation and the fair value of plan assets, as well as the funded status for the defined benefit plans as of December 31, is as follows:

Change in Benefit Obligation

(in millions)	2008	2007
Net benefit obligation at beginning of year	**$1,380.8**	$1,322.9
Service cost	**58.3**	64.1
Interest cost	**86.0**	79.9
Plan participants' contributions	**0.9**	0.8
Actuarial gain	**(4.8)**	(31.2)
Gross benefits paid	**(70.4)**	(52.0)
Foreign currency effect	**(55.0)**	(3.7)
Net benefit obligation at end of year	**$1,395.8**	$1,380.8

Change in Plan Assets

(in millions)	2008	2007
Fair value of plan assets at beginning of year	**$1,493.9**	$1,349.0
Actual return on plan assets	**(445.0)**	159.8
Employer contributions	**39.3**	32.8
Plan participants' contributions	**0.9**	0.9
Gross benefits paid	**(70.4)**	(52.0)
Foreign currency effect	**(46.4)**	3.4
Fair value of plan assets at end of year	**972.3**	1,493.9
Funded status	**$ (423.5)**	$ 113.1

Benefits paid in the above table include only those amounts contributed directly to or paid directly from plan assets.

The funded status of the defined benefit plans includes $53.0 million in non-current asset for pension benefits, $4.5 million in other current liabilities and $472.0 million in liability for pension and other postretirement benefits in the consolidated balance sheet as of December 31, 2008, and $276.5 million in non-current asset for pension benefits, $5.0 million in other current liabilities and $158.4 million in liability for pension and other postretirement benefits in the consolidated balance sheet as of December 31, 2007.

The accumulated benefit obligation as of December 31, for the defined benefit plans is as follows:

(in millions)	2008	2007
Accumulated benefit obligation	**$1,235.3**	$1,202.1

The following table reflects pension plans with an accumulated benefit obligation in excess of the fair value of plan assets for the years ended December 31:

(in millions)	2008	2007
Projected benefit obligation	**$1,180.3**	$123.0
Accumulated benefit obligation	**$1,055.2**	$ 88.1
Fair value of plan assets	**$ 725.6**	$ –

The U.S. weighted-average assumptions used to determine the benefit obligations are as follows:

	2008	2007
Discount rate	**6.10%**	6.25%
Compensation increase factor	**5.50%**	5.50%

Amounts recognized in accumulated other comprehensive loss, net of tax as of December 31, consist of:

(in millions)	2008	2007
Net actuarial loss	**$343.9**	$21.2
Prior service credit	**(6.9)**	(7.2)
Total recognized in accumulated other comprehensive loss, net of tax	**$337.0**	$14.0

The actuarial loss and prior service credit included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ending December 31, 2009 are $6.5 million and $0.4 million, respectively.

For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits. For 2008, the assumed return on U.S. plan assets of 8.0% is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

A summary of net periodic benefit cost for the Company's defined benefit plans is as follows:

(in millions)	2008	2007	2006
Service cost	**$ 58.3**	$ 64.1	$ 63.1
Interest cost	**86.0**	79.9	73.1
Expected return on assets	**(110.1)**	(98.9)	(92.1)
Amortization of:			
Transition obligation	**–**	0.1	0.1
Actuarial loss	**3.1**	13.6	16.4
Prior service (credit) cost	**(0.4)**	(0.3)	0.1
Net periodic benefit cost	**$ 36.9**	$ 58.5	$ 60.7

The U.S. weighted-average assumptions used to determine net periodic benefit cost are as follows:

January 1	2008	2007	2006
Discount rate	**6.25%**	5.90%	5.65%
Compensation increase factor	**5.50%**	5.50%	5.50%
Return on assets	**8.00%**	8.00%	8.00%

The Company's United Kingdom ("U.K.") retirement plan accounted for $9.5 million in 2008, $16.3 million in 2007 and $20.5 million in 2006 of the net periodic benefit cost attributable to the funded plans. The discount rate assumption for the Company's U.K. retirement plan was 5.40%, 4.90% and 4.75% for the years December 31, 2008, 2007 and 2006, respectively. The assumed compensation increase factor for the Company's U.K. retirement plan was 5.95%, 5.75% and 5.50% for the years ending December 31, 2008, 2007 and 2006, respectively. Additionally, effective January 1, 2009, the Company changed its discount rate assumption on its U.S. retirement plans to 6.10% from 6.25% in 2008 and changed its discount rate assumption on its U.K. retirement plan to 5.80% from 5.40% in 2008.

Other changes in plan assets and benefit obligations recognized in other comprehensive income/(loss), net of tax for the years ending December 31, are as follows:

(in millions)	2008	2007	2006
Net actuarial loss/(gain)	**$324.8**	$(58.7)	N/A
Recognized actuarial gain	**(2.1)**	(8.5)	N/A
Prior service credit	**–**	(5.5)	N/A
Recognized prior service cost	**0.3**	0.3	N/A
Recognized transition obligation	**–**	(0.1)	N/A
Total recognized in other comprehensive loss, net of tax	**$323.0**	$(72.5)	N/A

The total cost for the Company's retirement plans was $146.5 million for 2008, $168.1 million for 2007 and $157.8 million for 2006. Included in the total retirement plans cost are defined contribution plans cost of $95.9 million for 2008, $96.8 million for 2007 and $87.6 million for 2006.

Information about the expected cash flows for all of the defined benefit plans combined is as follows:

Expected Employer Contributions

(in millions)	
2009	$18.4

Expected Benefit Payments

(in millions)	
2009	$ 56.5
2010	58.7
2011	61.4
2012	64.6
2013	67.5
2014–2018	386.5

The preceding table reflects the total benefits expected to be paid from the plans or from the Company's assets including both the Company's share of the benefit cost and the participants' share of the cost.

The asset allocation for the Company's domestic defined benefit plans at the end of 2008 and 2007 and the target allocation for 2009, by asset category is as follows:

Asset category	Target allocation	Percentage of plan assets at year end	
	2009	2008	2007
Domestic equity securities	54%	54%	54%
Domestic debt securities and cash	20%	24%	20%
International equity securities	26%	22%	26%
Total	100%	100%	100%

The domestic defined benefit plans have no investment in the Company's common stock.

The investment of assets on behalf of the Company's defined benefit plans focuses on both the opportunity for capital growth and the reinvestment of income. The growth potential is primarily from capital appreciation from stocks and secondarily from the reinvestment of income from fixed instruments. The mix of assets is established after careful consideration of the long-term performance of asset classes and an analysis of future liabilities. Investments are selected based on their potential to enhance returns, preserve capital and reduce overall volatility. Holdings are well diversified within each asset class, which include U.S. and foreign stocks, high-quality bonds and cash.

Assets of the defined contribution plan consist primarily of index funds, equity funds, debt instruments and McGraw-Hill common stock. The U.S. plan purchased 714,000, and sold 818,000 shares of McGraw-Hill common stock in 2008 and purchased 591,000 and sold 739,000 shares of McGraw-Hill common stock in 2007. The plan held approximately 4.2 million and 4.3 million shares of McGraw-Hill common stock at December 31, 2008 and 2007, respectively, with market values of $96.9 million and $189.1 million, respectively. The plan received dividends on McGraw-Hill common stock of $3.7 million per year during both 2008 and 2007.

10. POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS

The Company provides certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The Company currently does not prefund any of these plans.

The Company adopted SFAS No. 158 as of December 31, 2006. SFAS No. 158 requires the Company to recognize the funded status of its Postretirement Healthcare and Other Benefits plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost pursuant to the Company's historical accounting policy for amortizing such amounts.

The reconciliation of the beginning and ending balances in the benefit obligation as well as the funded status as of December 31, is as follows:

Change in Benefit Obligation

(in millions)	**2008**	2007
Net benefit obligation at beginning of year	**$142.4**	$143.7
Service cost	**2.4**	2.5
Interest cost	**8.4**	7.9
Plan participants' contributions	**4.3**	4.0
Actuarial loss	**12.7**	3.4
Gross benefits paid	**(20.6)**	(20.1)
Federal subsidy benefits received	**1.0**	1.0
Net benefit obligation at end of year	**$150.6**	$142.4

The discount rate used to determine the benefit obligations as of December 31, 2008 and 2007 was 5.95% and 6.00%, respectively.

As of December 31, 2008, the unfunded status of the postretirement benefit obligation of $150.6 million includes $16.3 million in other current liabilities and $134.3 million in liabilities for pension and other postretirement benefits in the consolidated balance sheet. As of December 31, 2007, the unfunded status of the postretirement benefit obligation of $142.4 million includes $16.5 million in other current liabilities and $125.9 million in liabilities for pension and other postretirement benefits in the consolidated balance sheet.

Amounts recognized in accumulated other comprehensive loss, net of tax as of December 31, consist of:

(in millions)	**2008**	2007
Net actuarial loss/(gain)	**$ 7.1**	$(0.4)
Prior service credit	**(4.1)**	(4.8)
Total recognized in accumulated other comprehensive loss, net of tax	**$ 3.0**	$(5.2)

The prior service credit included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit cost during the fiscal year ending December 31, 2009 is $1.2 million.

A summary of the components of the net periodic benefit cost is as follows:

Components of Net Periodic Benefit Cost

(in millions)	**2008**	2007	2006
Service cost	**$ 2.4**	$ 2.5	$ 2.1
Interest cost	**8.4**	7.9	7.7
Amortization of prior service credit	**(1.2)**	(1.2)	(1.2)
Net periodic benefit cost	**$ 9.6**	$ 9.2	$ 8.6

Other changes in the benefit obligation recognized in other comprehensive income/(loss), net of tax for the years ended December 31, are as follows:

(in millions)	**2008**	2007	2006
Net actuarial loss	**$7.5**	$2.0	N/A
Recognized prior service cost	**0.7**	0.7	N/A
Total recognized in other comprehensive loss, net of tax	**$8.2**	$2.7	N/A

The weighted-average assumption used to determine net periodic benefit cost is as follows:

January 1	**2008**	2007	2006
Discount rate	**6.00%**	5.75%	5.50%
Weighted-average healthcare cost rate	**8.50%**	9.00%	9.00%

The assumed weighted-average healthcare cost trend rate will decrease ratably from 8.0% in 2009 to 5.5% in 2013 and remain at that level thereafter. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

(in millions)	One percentage point increase	One percentage point decrease
Effect on total of service and interest cost	$0.4	$(0.4)
Effect on postretirement benefit obligation	$6.6	$(5.9)

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company's benefits provided to certain participants are at least actuarially equivalent to Medicare Part D, and, accordingly, the Company is entitled to a subsidy.

Information about the expected cash flows and the impact of the Medicare subsidy for the other postretirement benefit plans is as follows:

Expected Employer Contributions

(in millions)	
2009	$17.3

Expected Benefit Payments

(in millions)	Gross payments	Medicare subsidy	Payments net of subsidy
2009	$17.3	$(1.0)	$16.3
2010	$17.6	$(1.0)	$16.6
2011	$17.7	$(1.0)	$16.7
2012	$17.5	$(1.0)	$16.5
2013	$17.2	$(0.9)	$16.3
2014–2018	$79.9	$(4.0)	$75.9

The above table reflects the total benefits expected to be paid from the Company's assets.

11. EARNINGS PER SHARE

A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share is as follows:

(in thousands)	2008	2007	2006
Net income	**$799,491**	$1,013,559	$882,231
Average number of common shares outstanding	**315,559**	336,210	356,467
Effect of stock options and other dilutive securities	**3,128**	8,575	10,411
Average number of common shares outstanding including effect of dilutive securities	**318,687**	344,785	366,878

Restricted performance shares outstanding of 2.3 million, 2.0 million and 1.8 million at December 31, 2008, 2007 and 2006, respectively, were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

The weighted-average diluted shares outstanding for the years ended December 31, 2008, 2007 and 2006 excludes the effect of approximately 21.7 million, 1.7 million and 2.5 million, respectively, of potentially dilutive outstanding stock options from the calculation of diluted earnings per share because the effects were not dilutive.

12. GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the activity in goodwill for the years ended December 31:

(in thousands)	2008	2007
Beginning balance	**$1,697,621**	$1,671,479
Additions	**17,267**	19,686
Other	**(11,648)**	6,456
Total	**$1,703,240**	$1,697,621

The following table summarizes the activity in goodwill by segment for the years ended December 31:

(in thousands)	2008	2007
McGraw-Hill Education		
Beginning balance	**$ 931,066**	$ 923,611
Other	**(3,938)**	7,455
Total McGraw-Hill Education	**$ 927,128**	$ 931,066
Financial Services		
Beginning balance	**$ 487,877**	$ 469,445
Additions	**4,537**	19,686
Other	**(4,875)**	(1,254)
Total Financial Services	**$ 487,539**	$ 487,877
Information & Media		
Beginning balance	**$ 278,678**	$ 278,423
Additions	**12,730**	–
Other	**(2,835)**	255
Total Information & Media	**$ 288,573**	$ 278,678
Total Company	**$1,703,240**	$1,697,621

In 2008, the change in goodwill is primarily attributable to the effect of acquisitions and foreign exchange translation.

In 2007, the change in goodwill is primarily attributable to the effect of acquisitions and foreign exchange translation offset by the mutual fund data business disposition.

The following table summarizes other intangible assets subject to amortization at December 31:

(in thousands)	2008	2007
Copyrights	**$ 461,520**	$ 462,070
Accumulated amortization	**(299,213)**	(283,201)
Net copyrights	**$ 162,307**	$ 178,869
Other intangibles	**$ 445,087**	$ 435,976
Accumulated amortization	**(218,329)**	(178,419)
Net other intangibles	**$ 226,758**	$ 257,557
Total gross intangible assets	**$ 906,607**	$ 898,046
Total accumulated amortization	**(517,542)**	(461,620)
Total net intangible assets	**$ 389,065**	$ 436,426

Intangible assets are being amortized on a straight-line basis over periods of up to 40 years. Amortization expense for intangible assets totaled $58.5 million, $48.4 million and $48.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The weighted-average life of the intangible assets at December 31, 2008 is 13 years. The projected amortization expense for intangible assets, assuming no further acquisitions or dispositions, is approximately $38.0 million per year over the next five years.

The following table summarizes other intangible assets not subject to amortization as of December 31:

(in thousands)	2008	2007
Trade name – J.D. Power and Associates	**$164,000**	$164,000
FCC licenses	**$ 38,065**	$ 38,065

13. SALE-LEASEBACK TRANSACTION

In December 2003, the Company sold its 45% equity investment in Rock-McGraw, Inc., which owns the Company's headquarters building in New York City. The transaction was valued at $450.0 million, including assumed debt. Proceeds from the disposition were $382.1 million. The sale resulted in a pre-tax gain of $131.3 million and an after-tax benefit of $58.4 million, or $0.15 per diluted share.

The Company remains an anchor tenant of what continues to be known as The McGraw-Hill Companies building and will continue to lease space from Rock-McGraw, Inc., under an existing lease through March 2020. Currently, the Company leases approximately 17% of the building space. The lease is being accounted for as an operating lease. Pursuant to sale-leaseback accounting rules, as a result of the Company's continued involvement, a gain of approximately $212.3 million ($126.3 million after-tax) was deferred at December 31, 2003, and is being amortized over the remaining lease term as a reduction in rent expense. At the time of the sale, the Company's degree of involvement was determined to be "more than minor" since the present value of future minimum lease payments under the current lease was greater than 10% of the fair value of the property.

Information relating to the sale-leaseback transaction for the year ended December 31, 2008, is as follows:

(in millions)	
Deferred gain at December 31, 2007	$180.1
Reduction in rent expense	(18.4)
Interest expense	8.1
Deferred gain at December 31, 2008	**$169.8**

As of December 31, 2008, the minimum lease payments to be paid each year are as follows:

(in millions)	2009	2010	2011	2012	2013	Thereafter	Total
	$18.4	$18.4	$18.4	$19.1	$19.9	$124.4	$218.6

14. RESTRUCTURING

2008 Restructuring

During 2008, the Company continued to implement restructuring plans related to a limited number of business operations across the Company to contain costs and mitigate the impact of the current and expected future economic conditions. The Company recorded a pre-tax restructuring charge of $73.4 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 1,045 positions. This charge consisted of $25.3 million for McGraw-Hill Education, $25.9 million for Financial Services, $19.2 million for Information & Media and $3.0 million for Corporate. The after-tax charge recorded was $45.9 million, or $0.14 per diluted share. Restructuring expenses for McGraw-Hill Education were $20.8 million classified as selling and general product expenses, and $4.5 million classified as selling and general service expenses, within the statement of income. Restructuring expenses for Financial Services were classified as selling and general service expenses within the statement of income. Restructuring expenses for Information & Media were $18.9 million classified as selling and general service expenses, and $0.3 million classified as selling and general product expenses, within the statement of income. Restructuring charges for Corporate were classified as selling and general service expenses within the statement of income.

At December 31, 2008, the Company has paid approximately $22.6 million, related to the 2008 restructuring, consisting primarily of employee severance costs. The remaining reserve at December 31, 2008 is approximately $50.8 million and is included in other current liabilities.

2007 Restructuring

During 2007, the Company began implementing a restructuring plan related to a limited number of business operations across the Company to gain efficiencies, reflect current business conditions and to fortify its long-term growth prospects. As a result, the Company recorded a pre-tax restructuring charge of $43.7 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 600 positions across the Company. This charge comprised $16.3 million for McGraw-Hill Education, $18.8 million for Financial Services, $6.7 million for Information & Media and $1.9 million for Corporate. The after-tax charge recorded was $27.3 million, or $0.08 per diluted share. Restructuring expenses for Financial Services and Corporate are classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education are classified as selling and general product expenses, $15.0 million, and selling and general service expense, $1.3 million, within the statement of income. Restructuring expenses for Information and Media are classified as selling and general product expenses, $0.4 million, and selling and general service expense, $6.3 million, within the statement of income.

For the year ended December 31, 2008, the Company has paid approximately $29.7 million, consisting primarily of employee severance costs. At December 31, 2008, the remaining reserve, which is included in other current liabilities, was approximately $9.1 million.

2006 Restructuring

During 2006, the Company recorded a pre-tax restructuring charge of $31.5 million, consisting primarily of vacant facilities and employee severance costs related to the elimination of 700 positions across the Company. This charge comprised $16.0 million for McGraw-Hill Education, $8.7 million for Information & Media and $6.8 million for Corporate. The after-tax charge recorded was $19.8 million, or $0.06 per diluted share. Restructuring expenses for Information & Media and Corporate are classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education are classified as selling and general product expenses, $9.3 million, and selling and general service expense, $6.7 million, within the statement of income.

For the year ended December 31, 2008, the Company has paid approximately $1.6 million related to the 2006 restructuring consisting primarily of facility costs. At December 31, 2008, the remaining reserve, which consists of facilities costs, was approximately $8.0 million payable through 2014.

15. COMMITMENTS AND CONTINGENCIES

A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, "Standard & Poor's") on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi ("Bondi"), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, "Parmalat"). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor's, which had issued investment grade ratings on Parmalat until shortly before Parmalat's collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat's business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor's alleged complicity in aggravating Parmalat's financial difficulties and/or for having contributed in bringing about Parmalat's indebtedness towards its bondholders, and legal fees. The Company believes that Bondi's allegations and claims for damages lack legal or factual merit. Standard & Poor's filed its answer, counterclaim and third-party claims on March 16, 2006 and will continue to vigorously contest the action. The next hearing in this matter is scheduled to be held in October 2009.

In a separate proceeding, the prosecutor's office in Parma, Italy is conducting an investigation into the bankruptcy of Parmalat. In June 2006, the prosecutor's office issued a Note of Completion of an Investigation ("Note of Completion") concerning allegations, based on Standard & Poor's investment grade ratings of Parmalat, that individual Standard & Poor's rating analysts conspired with Parmalat insiders and rating advisors to fraudulently or negligently cause the Parmalat bankruptcy. The Note of Completion was served on eight Standard & Poor's rating analysts. While not a formal charge, the Note of Completion indicates the prosecutor's intention that the named rating analysts should appear before a judge in Parma for a preliminary hearing, at which hearing the judge will determine whether there is sufficient evidence against the rating analysts to proceed to trial. No date has been set for the preliminary hearing. On July 7, 2006, a defense brief was filed with the Parma prosecutor's office on behalf of the rating analysts. The Company believes that there is no basis in fact or law to support the allegations against the rating analysts, and they will be vigorously defended by the subsidiaries involved.

On August 9, 2007, a *pro se* action titled *Blomquist v. Washington Mutual, et al.*, was filed in the District Court for the Northern District of California alleging various state and federal claims against, inter alia, numerous mortgage lenders, financial institutions, government agencies and credit rating agencies. The Complaint also asserts claims against the Company and Mr. Harold McGraw III, the CEO of the Company in connection with Standard & Poor's ratings of subprime mortgage-backed securities. On July 23, 2008, the District Court dismissed all claims asserted against the Company and Mr. McGraw, on their motion, and denied plaintiff leave to amend as against them. No appeal was perfected within the time permitted.

On August 28, 2007, a putative shareholder class action titled *Reese v. Bahash* was filed in the District Court for the District of Columbia, and was subsequently transferred to the Southern District of New York. The Company and its CEO and CFO are currently named as defendants in the suit, which alleges claims under the federal securities laws in connection with alleged misrepresentations and omissions made by the defendants relating to the Company's earnings and S&P's business practices. On November 3, 2008, the District Court denied Lead Plaintiff's motion to lift the discovery stay imposed by the Private Securities Litigation Reform Act in order to obtain documents S&P submitted to the SEC during the SEC's examination. The Company filed a motion to dismiss the Second Amended Complaint on February 3, 2009 and expects that motion to be fully submitted by May 4, 2009. The Company believes the litigation to be without merit and intends to defend against it vigorously.

In May and June 2008, three purported class actions were filed in New York State Supreme Court, New York County, naming the Company as a defendant. The named plaintiff in one action is New Jersey Carpenters Vacation Fund and the New Jersey Carpenters Health Fund is the named plaintiff in the other two. All three actions have been successfully removed to the United States District Court for the Southern District of New York. The first case relates to certain mortgage-backed securities issued by various HarborView Mortgage Loan Trusts, the second relates to certain mortgage-backed securities issued by various NovaStar Mortgage Funding Trusts, and the third case relates to an offering by Home Equity Mortgage Trust 2006-5. The central allegation against the Company in each of these cases is that Standard & Poor's issued inappropriate credit ratings on the applicable mortgage-backed securities in alleged violation of Section 11 of the Securities Exchange Act of 1933. In each, plaintiff seeks as relief compensatory damages for the alleged decline in value of the securities as well as an award of reasonable costs and expenses. Plaintiff has sued other parties, including the issuers and underwriters of the securities, in each case as well. The Company believes the litigations to be without merit and intends to defend against them vigorously.

On July 11, 2008, plaintiff Oddo Asset Management filed an action in New York State Supreme Court, New York County, against a number of defendants, including the Company. The action, titled *Oddo Asset Management v. Barclays Bank PLC*, arises out of plaintiff's investment in two structured investment vehicles, or SIV-Lites, that plaintiff alleges suffered losses as a result of violations of law by those who created, managed, arranged, and issued credit ratings for those investments. The central allegation against the Company is that it aided and abetted breaches of fiduciary duty by the collateral managers of the two SIV-Lites by allegedly falsely confirming the credit ratings it had previously given those investments. Plaintiff seeks compensatory and punitive damages plus reasonable costs, expenses, and attorneys fees. Motions to dismiss the Complaint were filed on October 31, 2008 by the Company and the other Defendants, which are *sub judice*. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On July 30, 2008, the Connecticut Attorney General filed suit against the Company in the Superior Court of the State of Connecticut, Judicial District of Hartford, alleging that Standard & Poor's breached the Connecticut Unfair Trade Practices Act by assigning lower credit ratings to bonds issued by states, municipalities and other public entities as compared to corporate debt with similar or higher rates of default. The plaintiff seeks a variety of remedies, including injunctive relief, an accounting, civil penalties, restitution, disgorgement of revenues and profits and attorneys fees. On August 29, 2008, the Company removed this case to the United States District Court, District of Connecticut; on September 29, 2008, plaintiff filed a motion to remand; and, on October 20, 2008, the Company filed a motion to dismiss the Complaint for improper venue. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On August 25, 2008, plaintiff Abu Dhabi Commercial Bank filed an action in the District Court for the Southern District of New York against a number of defendants, including the Company. The action, titled *Abu Dhabi Commercial Bank v. Morgan Stanley Incorporated, et al.*, arises out of plaintiff's investment in certain structured investment vehicles ("SIVs"). Plaintiff alleges various common law causes of action against the defendants, asserting that it suffered losses as a result of violations of law by those who created, managed, arranged, and issued credit ratings for those investments. The central allegation against the Company is that Standard & Poor's issued inappropriate credit ratings with respect to the SIVs. Plaintiff seeks compensatory and punitive damages plus reasonable costs, expenses, and attorneys fees. On November 5, 2008, a motion to dismiss was filed by the Company and the other Defendants for lack of subject matter jurisdiction, but the matter is presently in abeyance pending limited third-party discovery on jurisdictional issues. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On September 10, 2008, a putative shareholder class action titled *Patrick Gearren, et al. v. The McGraw-Hill Companies, Inc., et al.* was filed in the District Court for the Southern District of New York against the Company, its Board of Directors, its Pension Investment Committee and the administrator of its pension plans. The Complaint alleges that the defendants breached fiduciary duties to participants in the Company's ERISA plans by allowing participants to continue to invest in Company stock as an investment option under the plans during a period when plaintiffs allege the Company's stock price to have been artificially inflated. The Complaint also asserts that defendants breached fiduciary duties under ERISA by making certain material misrepresentations and non-disclosures in plan communications and the Company's SEC filings. An Amended Complaint was filed January 5, 2009. The Company, which has not yet answered or responded to the Amended Complaint, believes the litigation to be without merit and intends to defend against it vigorously.

On September 26, 2008, a putative class action was filed in the Superior Court of New Jersey, Bergen County, titled *Kramer v. Federal National Mortgage Association ("Fannie Mae"), et al.*, against a number of defendants including the Company. The central allegation against the Company is that Standard & Poor's issued inappropriate credit ratings on certain securities issued by defendant Federal National Mortgage Association in alleged violation of Section 12(a)(2) of the Securities Exchange Act of 1933. Plaintiff seeks as relief compensatory damages, as well as an award of reasonable costs and expenses, and attorneys fees. On October 27, 2008, the Company removed this case to the United States District Court, District of New Jersey. The Judicial Panel for Multidistrict Litigation has transferred 19 lawsuits involving Fannie Mae, including this case, to Judge Lynch in the United States District Court for the Southern District of New York for pretrial purposes. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On November 20, 2008, a putative class action was filed in New York State Supreme Court, New York County titled *Tsereteli v. Residential Asset Securitization Trust 2006-A8 ("the Trust"), et al.*, asserting Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933 claims against the Trust, Credit Suisse Securities (USA) LLC, Moody's and the Company with respect to mortgage-backed securities issued by the Trust. On December 8, 2008, Defendants removed the case to the United States District Court for the Southern District of New York. Defendants' time to respond to the Complaint is stayed pending the selection of a lead plaintiff. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On December 2, 2008, a putative class action was filed in California Superior Court titled *Public Employees' Retirement System of Mississippi v. Morgan Stanley, et al.*, asserting Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933 claims against the Company, Moody's and various Morgan Stanley trusts relating to mortgage-backed securities issued by the trusts. On December 31, 2008, Defendants removed the case to the United States District Court for the Central District of California. On January 30, 2009, plaintiff filed a motion to remand and, on the same date, the defendants filed a motion to transfer the action to the Southern District of New York. The Company believes the litigation to be without merit and intends to defend against it vigorously.

An action was brought in the Civil Court of Milan, Italy on December 5, 2008, titled *Loconsole, et al. v. Standard & Poor's Europe Inc.* in which 30 purported investors claim to have relied upon Standard & Poor's ratings of Lehman Brothers. Responsive papers are due in early April 2009. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On January 8, 2009, a complaint was filed in the District Court for the Southern District of New York titled *Teamsters Allied Benefit Funds v. Harold McGraw III, et al.*, asserting nine claims, including causes of action for securities fraud, breach of fiduciary duties and other related theories, against the Board of Directors and several officers of the Company. The claims in the complaint are premised on the alleged role played by the Company's directors and officers in the issuance of "excessively high ratings" by Standard & Poor's and subsequent purported misstatements or omissions in the Company's public filings regarding the financial results and operations of the ratings business. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On January 20, 2009, a putative class action was filed in the Superior Court of the State of California, Los Angeles County titled *IBEW Local 103 v. IndyMac MBS, Inc., et al.*, asserting claims under the federal securities laws on behalf of a purported class of purchasers of certain issuances of mortgage-backed securities. The Complaint asserts claims against the trusts that issued the securities, the underwriters of the securities and the rating agencies that issued credit ratings for the securities. With respect to the rating agencies, the Complaint asserts a single claim under Section 12 of the Securities Exchange Act of 1933. Plaintiff seeks as relief compensatory damages for the alleged decline in value of the securities, as well as an award of reasonable costs and expenses. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On January 21, 2009, the National Community Reinvestment Coalition ("NCRC") filed a complaint with the U.S. Department of Housing and Urban Development Office of Fair Housing and Equal Opportunity ("HUD") against Standard & Poor's Ratings Services. The Complaint asserts claims under the Fair Housing Act of 1968 and alleges that S&P's issuance of credit ratings on securities backed by subprime mortgages had a "disproportionate adverse impact on African Americans and Latinos, and persons living in African-American and Latino communities." NCRC seeks declaratory, injunctive, and compensatory relief, and also requests that HUD award a civil penalty against the Company. The Company believes that the Complaint is without merit and intends to defend against it vigorously.

On January 26, 2009, a *pro se* action titled *Grassi v. Moody's, et al.*, was filed in the Superior Court of California, Placer County, against Standard & Poor's and two other rating agencies, alleging negligence and fraud claims, in connection with ratings of securities issued by Lehman Brothers Holdings Inc. Plaintiff seeks as relief compensatory and punitive damages. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On January 29, 2009, a putative class action was filed in the District Court for the Southern District of New York titled *Boilermaker-Blacksmith National Pension Trust v. Wells Fargo Mortgage-Backed Securities 2006 AR1 Trust, et al.*, asserting claims under the federal securities laws on behalf of a purported class of purchasers of certain issuances of mortgage-backed securities. The Complaint asserts claims against the trusts that issued the securities, the underwriters of the securities and the rating agencies that issued credit ratings for the securities. With respect to the rating agencies, the Complaint asserts claims under Sections 11 and 12(a)(2) of the Securities Exchange Act of 1933. Plaintiff seeks as relief compensatory damages for the alleged decline in value of the securities, as well as an award of reasonable costs and expenses. The Company believes the litigation to be without merit and intends to defend against it vigorously.

On February 6, 2009, a putative class action was filed in the District Court for the Southern District of New York titled *Public Employees' Retirement System of Mississippi v. Goldman Sachs Group, Inc., et al.*, asserting Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933 claims against the Company, Moody's, Fitch and Goldman Sachs relating to mortgage-backed securities. The Company believes the litigation to be without merit and intends to defend against it vigorously.

The Company has been added as a defendant to a case title *Pursuit Partners, LLC v. UBS AG et al.*, pending in the Superior Court of Connecticut, Stamford. Plaintiffs allege various Connecticut statutory and common law causes of action against the rating agencies and UBS relating to their purchase of CDO Notes. Plaintiffs seek compensatory and punitive damages, treble damages under Connecticut law, plus costs, expenses, and attorneys fees. The Company believes the litigation to be without merit and intends to defend against it vigorously.

The Company has been named as a defendant in a putative class action filed in February 2009 in the District Court for the Southern District of New York titled *Public Employees' Retirement System of Mississippi v. Merrill Lynch et al.*, asserting Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933 claims against Merrill Lynch, various issuing trusts, the Company, Moody's and others relating to mortgage-backed securities. The Company believes the litigation to be without merit and intends to defend against it vigorously.

The Company has been named as a defendant in an amended complaint filed in February 2009 in a matter titled *In re Lehman Brothers Mortgage-Backed Securities Litigation* pending in the District Court for the Southern District of New York, asserting claims under Sections 11, 12 and 15 of the Securities Exchange Act of 1933 against various issuing trusts, the Company, Moody's and others relating to mortgage-backed securities. The Company believes the litigation to be without merit and intends to defend against it vigorously.

In addition, in the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings, which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Based on information currently known by the Company's management, the Company does not believe that any pending legal, governmental or self-regulatory proceedings or investigations will result in a material adverse effect on its financial condition or results of operations.

To the Shareholders of
The McGraw-Hill Companies, Inc.

Management's Annual Report on its Responsibility for the Company's Financial Statements and Internal Control Over Financial Reporting

The financial statements in this report were prepared by the management of The McGraw-Hill Companies, Inc., which is responsible for their integrity and objectivity.

These statements, prepared in conformity with accounting principles generally accepted in the United States and including amounts based on management's best estimates and judgments, present fairly The McGraw-Hill Companies' financial condition and the results of the Company's operations. Other financial information given in this report is consistent with these statements.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined under the U.S. Securities Exchange Act of 1934. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the Company.

The McGraw-Hill Companies' Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee meets periodically with management, the Company's internal auditors and the independent auditors to ensure that each group is carrying out its respective responsibilities. In addition, the independent auditors have full and free access to the Audit Committee and meet with it with no representatives from management present.

Management's Report on Internal Control Over Financial Reporting

As stated above, the Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the Securities and Exchange Commission and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on management's evaluation under this framework, we have concluded that the Company's internal controls over financial reporting were effective as of December 31, 2008. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management.

The Company's independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2008, and have issued their reports on the financial statements and the effectiveness of internal controls over financial reporting. These reports are located on pages 79 and 80 of the 2008 Annual Report to Shareholders.

Other Matters

There have been no changes in the Company's internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Harold McGraw III
Chairman of the Board, President and
Chief Executive Officer

Robert J. Bahash
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
The McGraw-Hill Companies, Inc.

We have audited The McGraw-Hill Companies, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The McGraw-Hill Companies, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on its Responsibility for the Company's Financial Statements and Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The McGraw-Hill Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of The McGraw-Hill Companies, Inc. and our report dated February 24, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
The McGraw-Hill Companies, Inc.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2007, The McGraw-Hill Companies, Inc. adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109." As discussed in Notes 9 and 10 to the consolidated financial statements, effective December 31, 2006, The McGraw-Hill Companies, Inc. adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statement No. 87, 88, 106 and 132(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The McGraw-Hill Companies, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 24, 2009

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
2008					
Revenue	**$1,217,871**	**$1,673,225**	**$2,048,541**	**$1,415,418**	**$6,355,055**
Income before taxes on income	**129,777**	**339,671**[a]	**624,265**[b]	**185,473**[c]	**1,279,186**[d]
Net income	**81,110**	**212,294**[a]	**390,166**[b]	**115,921**[c]	**799,491**[d]
Earnings per share:					
Basic	**$ 0.25**	**$ 0.67**	**$ 1.25**	**$ 0.37**	**$ 2.53**
Diluted	**$ 0.25**	**$ 0.66**	**$ 1.23**	**$ 0.37**	**$ 2.51**
2007					
Revenue[e]	$1,296,418	$1,718,179	$2,187,996	$1,569,688	$6,772,281
Income before taxes on income[e]	230,977[f]	443,326	723,229[f]	225,000[g]	1,622,532
Net income[e]	143,838[f]	277,078	452,018[f]	140,625[g]	1,013,559
Earnings per share:					
Basic	$ 0.41	$ 0.81	$ 1.37	$ 0.43	$ 3.01
Diluted	$ 0.40	$ 0.79	$ 1.34	$ 0.43	$ 2.94
2006					
Revenue	$1,140,679	$1,527,543	$1,992,570	$1,594,346[e]	$6,255,138
Income before taxes on income	118,183[h]	351,848	608,714[i]	326,078[e,j]	1,404,823
Net income	74,220[h]	220,961	382,273[i]	204,777[e,j]	882,231
Earnings per share:					
Basic	$ 0.20	$ 0.62	$ 1.09	$ 0.58	$ 2.47
Diluted	$ 0.20	$ 0.60	$ 1.06	$ 0.56	$ 2.40

Note: Basic and diluted earnings per share are computed independently for each quarter and full year presented. The number of weighted-average shares outstanding changes as common shares are issued pursuant to employee stock plans, as shares are repurchased by the Company, and other activity occurs throughout the year. Accordingly, the sum of the quarterly earnings per share data may not agree with the calculated full year earnings per share.

(a) Includes a $23.7 million pre-tax restructuring charge ($14.8 million after-tax charge, or $0.05 per diluted share).

(b) Includes a $23.4 million pre-tax restructuring charge ($14.6 million after-tax charge, or $0.05 per diluted share).

(c) Includes a $26.3 million pre-tax restructuring charge ($16.4 million after-tax charge, or $0.05 per diluted share).

(d) Includes a reduction to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections that resulted in a $273.7 million pre-tax decrease in incentive compensation.

(e) Fourth quarter 2006 includes a deferral of $23.8 million of revenue and $21.1 million of operating profit ($13.3 million after-tax, or $0.04 per diluted share) related to the transformation of Sweets from a primarily print catalog to bundled print and online services, which was recognized ratably throughout 2007.

(f) Includes a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share) on the divestiture of the Company's mutual fund data business and a $4.1 million pre-tax gain on the divestiture of a product line, in the first and third quarter, respectively.

(g) Includes a $43.7 million pre-tax restructuring charge ($27.3 million after-tax charge, or $0.08 per diluted share).

(h) Includes a one-time charge of $23.8 million pre-tax ($14.9 million after-tax, or $0.04 per diluted share) for the elimination of the Company's restoration stock option program.

(i) Includes a $15.4 million pre-tax restructuring charge ($9.7 million after-tax charge, or $0.03 per diluted share).

(j) Includes a $16.1 million pre-tax restructuring charge ($10.1 million after-tax charge, or $0.03 per diluted share).

ELEVEN-YEAR FINANCIAL REVIEW

(in thousands, except per share data, operating statistics and number of employees)	2008	2007
Operating Results by Segment and Income Statistics		
Revenue		
McGraw-Hill Education[a]	**$2,638,893**	$2,705,831
Financial Services	**2,654,287**	3,046,229
Information & Media[b]	**1,061,875**	1,020,221
Total Revenue	**6,355,055**	6,772,281
Operating Profit		
McGraw-Hill Education	**316,454**	399,990
Financial Services	**1,055,427**	1,359,477
Information & Media[b]	**92,051**	63,467
Operating Profit	**1,463,932**	1,822,934
General corporate (expense)/income[j]	**(109,122)**	(159,821)
Interest expense – net	**(75,624)**	(40,581)
Income From Continuing Operations Before Taxes on Income[b,c,d,e,f,g,k,l,m,n,o,p]	**1,279,186**	1,622,532
Provision for taxes on income[h,i]	**479,695**	608,973
Income From Continuing Operations Before Extraordinary Item and Cumulative Adjustment	**799,491**	1,013,559
Discontinued Operations:		
Net (loss)/earnings from discontinued operations[j]	**–**	–
Income Before Extraordinary Item and Cumulative Adjustment	**799,491**	1,013,559
Early extinguishment of debt, net of tax[q]	**–**	–
Cumulative effect on prior years of changes in accounting[q]	**–**	–
Net Income	**$ 799,491**	$1,013,559
Basic Earnings per Share		
Income from continuing operations before extraordinary item and cumulative adjustment	**$ 2.53**	$ 3.01
Discontinued operations[j]	**–**	–
Income before extraordinary item and cumulative adjustment	**$ 2.53**	$ 3.01
Extraordinary item and cumulative adjustment[q]	**–**	–
Net income	**$ 2.53**	$ 3.01
Diluted Earnings per Share		
Income from continuing operations before extraordinary item and cumulative adjustment	**$ 2.51**	$ 2.94
Discontinued operations[j]	**–**	–
Income before extraordinary item and cumulative adjustment	**$ 2.51**	$ 2.94
Extraordinary item and cumulative adjustment[q]	**–**	–
Net income	**$ 2.51**	$ 2.94
Dividends per share of common stock	**$ 0.88**	$ 0.82
Operating Statistics		
Return on average shareholders' equity[r]	**55.3%**	47.3%
Income from continuing operations before taxes as a percent of revenue	**20.1%**	24.0%
Income before extraordinary item and cumulative adjustment as a percent of revenue	**12.6%**	15.0%
Balance Sheet Data		
Working capital	**$ (227,980)**	$ (314,558)
Total assets	**$6,080,142**	$6,391,376
Total debt	**$1,267,633**	$1,197,447
Shareholders' equity[r]	**$1,282,336**	$1,606,650
Number of Employees	**21,649**	21,171

(a) In 2004, prior period revenues were reclassified in accordance with Emerging Issues Task Force 00-10 "Accounting for Shipping and Handling Fees and Costs," resulting in an increase in revenue for all years presented.

(b) 2006 revenue of $23.8 million and operating profit of $21.1 million shifted to 2007 due to the transformation of Sweets from a primarily print catalog to a bundled print and online service.

(c) 2008 income from continuing operations before taxes on income includes a $73.4 million pre-tax restructuring charge ($45.9 million after-tax, or $0.14 per diluted share) which is included in the following: McGraw-Hill Education of $25.3 million pre-tax; Financial Services of $25.9 million pre-tax; Information & Media of $19.2 million pre-tax and Corporate of $3.0 million pre-tax, and reductions to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections.

(d) 2007 income from continuing operations before taxes on income includes a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share) on the sale of a mutual fund data business, and a $43.7 million pre-tax restructuring charge ($27.3 million after-tax, or $0.08 per diluted share) which is included in the following: McGraw-Hill Education of $16.3 million pre-tax; Financial Services of $18.8 million pre-tax; Information & Media of $6.7 million pre-tax and Corporate of $1.9 million pre-tax.

(e) In 2006, as a result of the adoption of Financial Accounting Standards Board's Statement No. 123(R), "Share-Based Payment", the Company incurred stock-based compensation expense of $136.2 million ($85.5 million after-tax, or $0.23 per diluted share) which was charged to the following: McGraw-Hill Education of $31.6 million pre-tax; Financial Services of $38.3 million pre-tax; Information & Media of $22.9 million pre-tax; and Corporate of $43.4 million pre-tax. Included in this expense is the impact of the elimination of the Company's restoration stock option program of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share) which impacted the segments by $4.2 million pre-tax to McGraw-Hill Education, $2.1 million pre-tax to Financial Services, $2.7 million pre-tax to Information & Media and the remainder to Corporate. Also included in the expense is restricted performance stock expense of $66.0 million ($41.5 million after-tax, or $0.11 per diluted share) as compared with $51.1 million ($32.1 million after-tax, or $0.08 per diluted share) in 2005. The breakout by segment is as follows: McGraw-Hill Education, $16.8 million pre-tax in 2006 and $12.0 million pre-tax in 2005; Financial Services, $20.2 million pre-tax in 2006 and $8.4 million pre-tax in 2005; Information & Media, $12.1 million pre-tax in 2006 and $8.8 million pre-tax in 2005; and Corporate, $16.9 million pre-tax in 2006 and $21.9 million pre-tax in 2005.

(f) 2006 income from continuing operations before taxes on income includes a $31.5 million pre-tax restructuring charge ($19.8 million after-tax, or $0.06 per diluted share) which is included in the following: McGraw-Hill Education of $16.0 million pre-tax; Information & Media of $8.7 million pre-tax and Corporate of $6.8 million pre-tax.

(g) 2005 income from continuing operations before taxes on income includes the following items: a $6.8 million pre-tax gain ($4.2 million after-tax, or $0.01 per diluted share) on the sale of the Corporate Value Consulting business, a $5.5 million loss ($3.3 million after-tax) on the sale of the Healthcare Information Group, and a $23.2 million pre-tax restructuring charge ($14.6 million after-tax, or $0.04 per diluted share).

(h) 2005 includes a $10 million ($0.03 per diluted share) increase in income taxes on the repatriation of funds.

2006	2005	2004	2003	2002	2001	2000	1999	1998
$2,524,151	$2,671,732	$2,395,513	$2,348,624	$2,342,528	$2,289,622	$2,038,594	$1,786,220	$1,660,050
2,746,442	2,400,809	2,055,288	1,769,093	1,555,726	1,398,303	1,205,038	1,163,644	1,037,026
984,545	931,101	799,737	772,603	809,439	846,063	1,007,552	1,030,015	1,015,598
6,255,138	6,003,642	5,250,538	4,890,320	4,707,693	4,533,988	4,251,184	3,979,879	3,712,674
329,125	410,213	340,067	321,751	332,949	273,339	307,672	273,667	202,076
1,202,289	1,019,201	839,398	667,597	560,845	425,911	383,025	358,155	338,655
49,888	60,576	119,313	109,841	118,052	65,003	212,921	185,551	139,352
1,581,302	1,489,990	1,298,778	1,099,189	1,011,846	764,253	903,618	817,373	680,083
(162,848)	(124,826)	(124,088)	38,185	(91,934)	(93,062)	(91,380)	(83,280)	(80,685)
(13,631)	(5,202)	(5,785)	(7,097)	(22,517)	(55,070)	(52,841)	(42,013)	(47,961)
1,404,823	1,359,962	1,168,905	1,130,277	897,395	616,121	759,397	692,080	551,437
522,592	515,656	412,495	442,466	325,429	238,436	292,367	269,911	215,061
882,231	844,306	756,410	687,811	571,966	377,685	467,030	422,169	336,376
–	–	(587)	(161)	4,794	(654)	4,886	3,405	2,935
882,231	844,306	755,823	687,650	576,760	377,031	471,916	425,574	339,311
–	–	–	–	–	–	–	–	(8,716)
–	–	–	–	–	–	(68,122)	–	–
$ 882,231	$ 844,306	$ 755,823	$ 687,650	$ 576,760	$ 377,031	$ 403,794	$ 425,574	$ 330,595
$ 2.47	$ 2.25	$ 1.99	$ 1.81	$ 1.48	$ 0.97	$ 1.21	$ 1.07	$ 0.85
–	–	–	–	0.01	–	0.01	0.01	0.01
$ 2.47	$ 2.25	$ 1.99	$ 1.81	$ 1.49	$ 0.97	$ 1.22	$ 1.08	$ 0.86
–	–	–	–	–	–	(0.18)	–	(0.02)
$ 2.47	$ 2.25	$ 1.99	$ 1.81	$ 1.49	$ 0.97	$ 1.04	$ 1.08	$ 0.84
$ 2.40	$ 2.21	$ 1.96	$ 1.79	$ 1.47	$ 0.96	$ 1.19	$ 1.06	$ 0.84
–	–	–	–	0.01	–	0.01	0.01	0.01
$ 2.40	$ 2.21	$ 1.96	$ 1.79	$ 1.48	$ 0.96	$ 1.20	$ 1.07	$ 0.85
–	–	–	–	–	–	(0.17)	–	(0.02)
$ 2.40	$ 2.21	$ 1.96	$ 1.79	$ 1.48	$ 0.96	$ 1.03	$ 1.07	$ 0.83
$ 0.73	$ 0.66	$ 0.60	$ 0.54	$ 0.51	$ 0.49	$ 0.47	$ 0.43	$ 0.39
30.5%	27.7%	27.8%	29.6%	29.4%	20.7%	23.5%	26.7%	22.9%
22.5%	22.7%	22.3%	23.1%	19.1%	13.6%	17.9%	17.4%	14.9%
14.1%	14.1%	14.4%	14.1%	12.3%	8.3%	11.1%	10.7%	9.1%
$ (210,078)	$ 366,113	$ 479,168	$ 262,418	$ (100,984)	$ (63,446)	$ 20,905	$ (14,731)	$ 94,497
$6,042,890	$6,395,808	$5,841,281	$5,342,473	$4,974,146	$5,098,537	$4,865,855	$4,046,765	$3,741,608
$ 2,681	$ 3,286	$ 5,126	$ 26,344	$ 578,337	$1,056,524	$1,045,377	$ 536,449	$ 527,597
$2,679,618	$3,113,148	$2,984,513	$2,557,051	$2,165,822	$1,853,885	$1,761,044	$1,648,490	$1,508,995
20,214	19,600	17,253	16,068	16,505	17,135	16,761	16,376	15,897

(i) 2004 includes a non-cash benefit of approximately $20 million ($0.05 per diluted share) as a result of the Company's completion of various federal, state and local, and foreign tax audit cycles. In the first quarter of 2004 the Company accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the overall effective tax rate from continuing operations to 35.3%.

(j) In 2003 the Company adopted the Discontinued Operations presentation, outlined in the Financial Accounting Standards Board's Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Revenue and operating profit of S&P ComStock and the juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, were restated as discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or $0.15 per diluted share), and an $81.1 million loss on the planned disposition of the juvenile retail publishing business ($57.3 million after-tax loss or $0.15 per diluted share), which was subsequently sold on January 30, 2004. Discontinued operations in years 2002–2000 reflect net after-tax earnings/(loss) from the operations of S&P ComStock and the juvenile retail publishing business and 1999–1998 reflect net after-tax earnings/(loss) from the operations of S&P ComStock. Discontinued operations in 2004 reflect the net after-tax loss from the operations of the juvenile retail publishing business in January of 2004 before the sale of the business.

(k) 2003 income from continuing operations before taxes on income includes a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or $0.15 per diluted share).

(l) 2002 income from continuing operations before taxes on income reflects a $14.5 million pre-tax loss ($2.0 million after-tax benefit, or $0.01 per diluted share) on the disposition of MMS International.

(m) 2001 income from continuing operations before taxes on income reflects the following items: a $159.0 million pre-tax restructuring charge and asset write-down; an $8.8 million pre-tax gain on the disposition of DRI; a $22.8 million pre-tax loss on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets; and a $6.9 million pre-tax gain on the sale of a building.

(n) 2000 income from continuing operations before taxes on income reflects a $16.6 million gain on the sale of Tower Group International.

(o) 1999 income from continuing operations before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.

(p) 1998 income from continuing operations before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.

(q) The cumulative adjustment in 2000 reflects the adoption of SAB 101, Revenue Recognition in Financial Statements. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the Company's 9.43% Notes during the third quarter.

(r) In 2006, the Company adopted Financial Accounting Standards Board's Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" which resulted in a reduction of shareholders' equity of $69.4 million, after-tax.

Note: Certain prior year amounts have been reclassified for comparability purposes. All per share amounts have been restated to reflect the Company's two-for-one stock split, completed on May 17, 2005.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2009 annual meeting will be held at 11 a.m. EST on Wednesday, April 29th at the Company's world headquarters: 1221 Avenue of the Americas, Auditorium, Second Floor, New York, NY 10020-1095.

The annual meeting will also be Webcast at www.mcgraw-hill.com.

STOCK EXCHANGE LISTING

Shares of the Company's common stock are traded primarily on the New York Stock Exchange. MHP is the ticker symbol for the Company's common stock.

INVESTOR RELATIONS WEB SITE

Go to www.mcgraw-hill.com/investor_relations to find:

- Dividend and stock split history
- Stock quotes and charts
- Investor Fact Book
- Corporate Governance
- Financial reports, including the Annual Report, proxy statement and SEC filings
- Financial news releases
- Management presentations
- Investor e-mail alerts
- RSS news feeds

INVESTOR KIT

Available online or in print, the kit includes the current Annual Report, proxy statement, Form 10-Q, Form 10-K, current earnings release, and dividend reinvestment and direct stock purchase program.

Online, go to www.mcgraw-hill.com/investor_relations and click on the Digital Investor Kit.

Requests for printed copies can be e-mailed to investor_relations@mcgraw-hill.com or mailed to Investor Relations, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

You may also call Investor Relations toll-free at 1.866.436.8502, option #3. International callers may dial 1.212.512.2192.

TRANSFER AGENT

BNY Mellon Shareowner Services is the transfer agent for The McGraw-Hill Companies and administers all matters related to stock that is directly registered with the Corporation. Registered shareholders can view and manage their account online at www.bnymellon.com/shareowner/isd.

For shareholder assistance, call toll-free at 1.888.201.5538. Outside the U.S. and Canada, dial 1.201.680.6578. The TDD for the hearing impaired is 1.800.231.5469. The TDD for shareholders outside the U.S. and Canada is 1.201.680.6610.

Shareholders may write to BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015 or send an e-mail to shrrelations@bnymellon.com.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

This program offers a convenient, low-cost way to invest in the Company's common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping.

To order the prospectus and enrollment forms, contact BNY Mellon Shareowner Services as noted above. Interested investors can also view the prospectus and enroll online at www.bnymellon.com/shareowner/isd.

NEWS MEDIA INQUIRIES

Go to www.mcgraw-hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.

You may also call 1.212.512.2826, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

CERTIFICATIONS

The Company has filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 32 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. After the 2009 annual meeting of shareholders, the Company intends to file with the New York Stock Exchange the CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards as required by NYSE rule 303A.12. Last year, the Company filed this CEO certification with the NYSE on May 8, 2008.

HIGH AND LOW SALES PRICES OF THE MCGRAW-HILL COMPANIES' COMMON STOCK ON THE NEW YORK STOCK EXCHANGE*

	2008	2007	2006
First Quarter	**$44.06–35.20**	$69.98–61.06	$59.57–46.37
Second Quarter	**$45.10–36.46**	$72.50–60.16	$58.75–47.80
Third Quarter	**$45.86–30.00**	$68.81–47.15	$58.30–48.40
Fourth Quarter	**$31.13–18.59**	$55.14–43.46	$69.25–57.28
Year	**$45.86–18.59**	$72.50–43.46	$69.25–46.37

*The New York Stock Exchange is the principal market on which the Corporation's shares are traded.

DIRECTORS AND PRINCIPAL EXECUTIVES

BOARD OF DIRECTORS

Harold McGraw III(E)
Chairman, President and Chief Executive Officer
The McGraw-Hill Companies

Pedro Aspe(C,F)
Co-Chairman, Evercore Partners, Inc.
Chief Executive Officer, Protego

Sir Winfried F. W. Bischoff(C,E,F)
Former Chairman
Citigroup, Inc.

Douglas N. Daft(A,C)
Retired Chairman and Chief Executive Officer
The Coca-Cola Company

Linda Koch Lorimer(C,E,N)
Vice President and Secretary
Yale University

Robert P. McGraw(F)
Chairman and Chief Executive Officer
Averdale Holdings, LLC

Hilda Ochoa-Brillembourg(A,F)
President and Chief Executive Officer
Strategic Investment Group

Sir Michael Rake(A,F)
Chairman
BT Group

James H. Ross(A,N)
Chairman
Leadership Foundation for Higher Education

Edward B. Rust, Jr.(A,C,E)
Chairman and Chief Executive Officer
State Farm Insurance Companies

Kurt L. Schmoke(F,N)
Dean
Howard University School of Law

Sidney Taurel(C,E,N)
Chairman Emeritus
Eli Lilly and Company

Harold W. McGraw, Jr.
Chairman Emeritus
The McGraw-Hill Companies

(A) Audit Committee
(C) Compensation Committee
(E) Executive Committee
(F) Financial Policy Committee
(N) Nominating and Corporate Governance Committee

PRINCIPAL CORPORATE EXECUTIVES

Harold McGraw III
Chairman, President and
Chief Executive Officer

Robert J. Bahash
Executive Vice President and
Chief Financial Officer

Bruce D. Marcus
Executive Vice President and
Chief Information Officer

David L. Murphy
Executive Vice President
Human Resources

D. Edward Smyth
Executive Vice President, Corporate Affairs and
Executive Assistant to the Chairman,
President and Chief Executive Officer

Kenneth M. Vittor
Executive Vice President and
General Counsel

PRINCIPAL OPERATIONS EXECUTIVES

Peter C. Davis
President
McGraw-Hill Education

Glenn S. Goldberg
President
McGraw-Hill Information & Media

Deven Sharma
President
McGraw-Hill Financial Services

Design by Addison www.addison.com Executive portrait (page 1) by Brad Trent Robert Sherman Award photo (page 7) by Peter Schaaf Excellence in Leadership Awards photo (page 7) and Prize in Education photo (page 20) by Steve Fenn

WWW.MCGRAW-HILL.COM

THE MCGRAW-HILL COMPANIES
1221 AVENUE OF THE AMERICAS NEW YORK, NY 10020-1095 212.512.2000